    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 8, 1995


                                                       REGISTRATION NO. 33-62991

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ---------------------

                                AMENDMENT NO. 1



                                       TO


                                   FORM SB-2

                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------
                              QUEST MEDICAL, INC.
                 (Name of small business issuer in its charter)

             TEXAS                          3841                        75-1646002
(State or Other Jurisdiction of  (Primary Standard Industrial        (I.R.S. Employer
Incorporation or Organization)   Classification Code Number)        Identification No.)

            ONE ALLENTOWN PARKWAY                           THOMAS C. THOMPSON
              ALLEN, TEXAS 75002                  PRESIDENT AND CHIEF EXECUTIVE OFFICER
                (214) 390-9800                            ONE ALLENTOWN PARKWAY
  (Address and Telephone Number of Principal                ALLEN, TEXAS 75002
   Executive Offices and Principal Place of                   (214) 390-9800
                   Business)                       (Name, Address and Telephone Number
                                                          of Agent for Service)

                             ---------------------

                                   Copies to:

              KENNETH G. HAWARI                              MICHAEL W. HALL
               JAMES E. CAHILL                                  PETER COHN
            HUGHES & LUCE, L.L.P.                           VENTURE LAW GROUP
         1717 MAIN STREET, SUITE 2800                   A PROFESSIONAL CORPORATION
             DALLAS, TEXAS 75201                           2800 SAND HILL ROAD
                (214) 939-5500                         MENLO PARK, CALIFORNIA 94025
                                                              (415) 854-4488

                             ---------------------

     Approximate date of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                             ---------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                              QUEST MEDICAL, INC.

                             CROSS REFERENCE SHEET

                    ITEM OF FORM SB-2                     PROSPECTUS CAPTION OR LOCATION
       -------------------------------------------  -------------------------------------------
  1.   Front of Registration Statement and Outside
         Front Cover Page of Prospectus...........  Outside Front Cover Page
  2.   Inside Front and Outside Back Cover Pages
         of Prospectus............................  Inside Front and Outside Back Cover Pages
                                                    of the Prospectus; Available Information
  3.   Summary Information and Risk Factors.......  Prospectus Summary; Risk Factors
  4.   Use of Proceeds............................  Use of Proceeds
  5.   Determination of Offering Price............  Underwriting
  6.   Dilution...................................  Not Applicable
  7.   Selling Security Holders...................  Principal and Selling Shareholders; Certain
                                                      Transactions
  8.   Plan of Distribution.......................  Outside Front Cover Page; Underwriting
  9.   Legal Proceedings..........................  Business
 10.   Directors, Executive Officers, Promoters
         and Control Persons......................  Management
 11.   Security Ownership of Certain Beneficial
         Owners and Management....................  Principal and Selling Shareholders
 12.   Description of Securities..................  Description of Capital Stock
 13.   Interest of Named Experts and Counsel......  Legal Matters; Experts
 14.   Disclosure of Commission Position on
         Indemnification of Securities Act
         Liabilities..............................  Not Applicable
 15.   Organization within Last Five Years........  Certain Transactions
 16.   Description of Business....................  Prospectus Summary; Business
 17.   Management's Discussion and Analysis or
         Plan of Operation........................  Management's Discussion and Analysis of
                                                      Financial Condition and Results of
                                                      Operations
 18.   Description of Property....................  Business
 19.   Certain Relationships and Related
         Transactions.............................  Certain Transactions
 20.   Market for Common Equity and Related
         Stockholder Matters......................  Outside Front Cover Page of Prospectus;
                                                    Price Range of Common Stock; Dividend
                                                      Policy
 21.   Executive Compensation.....................  Management
 22.   Financial Statements.......................  Financial Statements
 23.   Changes In and Disagreements with
         Accountants on Accounting and Financial
         Disclosure...............................  Not Applicable

***************************************************************************
*                                                                         *
*  INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A  *
*  REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED     *
*  WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT  *
*  BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE        *
*  REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT    *
*  CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY     *
*  NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH  *
*  SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO            *
*  REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH    *
*  STATE.                                                                 *
*                                                                         *
***************************************************************************



                 SUBJECT TO COMPLETION, DATED NOVEMBER 8, 1995

PROSPECTUS

                                2,600,000 SHARES

                                      LOGO

                                  COMMON STOCK


        Of the 2,600,000 shares of Common Stock offered hereby, 1,516,667 shares are being sold by Quest Medical, Inc. ("Quest" or the "Company") and 1,083,333 shares are being sold by shareholders of the Company (the "Selling Shareholders"). See "Principal and Selling Shareholders." The Company will not receive any of the proceeds from the sale of the Common Stock by the Selling Shareholders. The Company's Common Stock is quoted on the Nasdaq National Market under the symbol "QMED." On November 6, 1995, the last reported sale price for the Common Stock was $11.50 per share. See "Price Range of Common Stock."


        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS," BEGINNING ON PAGE 5.

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
               COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                   THIS PROSPECTUS. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
                                                           UNDERWRITING
                                                            DISCOUNTS            PROCEEDS TO           PROCEEDS TO
                                   PRICE TO PUBLIC      AND COMMISSIONS(1)        COMPANY(2)       SELLING SHAREHOLDERS
-------------------------------------------------------------------------------------------------------------------------
Per Share......................           $                     $                     $                     $
-------------------------------------------------------------------------------------------------------------------------
Total(3).......................        $                     $                     $                     $
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------

(1) See "Underwriting" for indemnification arrangements with the Underwriters.
(2) Before deducting expenses of the Offering payable by the Company, estimated
    to be $      .
(3) The Company has granted the Underwriters an option, exercisable within 30 days from the date hereof, to purchase up to 390,000 additional shares of Common Stock on the same terms and conditions set forth above, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, and Proceeds
    to Company will be $         , $         and $         , respectively. See
    "Underwriting."

                          ---------------------------

       The shares of Common Stock offered by the Underwriters are subject to prior sale, receipt and acceptance by them, and subject to the right of the Underwriters to reject any order in whole or in part and certain other conditions. It is expected that delivery of such shares will be made through the offices of Vector Securities International, Inc., in Deerfield, Illinois on or
about            , 1995.

                          ---------------------------

VECTOR SECURITIES INTERNATIONAL, INC.              RAUSCHER PIERCE REFSNES, INC.

               , 1995

[Artist's renditions of the Company's MPS brand of myocardial protection system and related disposables; CompuStim spinal cord stimulation device; anesthesia delivery sets; and operating room scenes]


                             ---------------------

     The Company has a number of federally registered trademarks, including QUEST(R), MULTIPORT(R), RETROGUARD(R), RETRACT-O-TAPE(R), ACTest(R) and DUO-TUBE(R). MPS(TM), COMPUSTIM(TM), PAINDOC(TM) and ACTester(TM) are among the Company's non-registered trademarks.

                             ---------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY ENGAGE IN PASSIVE MARKET-MAKING TRANSACTIONS IN THE COMMON STOCK OF THE COMPANY ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus, including information under "Risk Factors."

                                  THE COMPANY

     Quest Medical, Inc. ("Quest" or the "Company") designs, develops, manufactures and markets a variety of healthcare products used primarily in cardiovascular surgery, interventional pain management and intravenous fluid delivery applications. The Company operates several stable and profitable product lines, including cardiovascular products (such as pressure control valves, filters and surgical retracting tapes), specialized intravenous fluid delivery tubing sets and accessories, and pressure monitoring kits used primarily in labor and delivery. The Company has levered these product lines, its existing corporate infrastructure and its core competencies in medical device manufacturing, engineering and regulatory affairs to expand into new markets as evidenced by the internally funded development of the Quest MPS brand of myocardial protection system, an innovative and sophisticated system designed to manage the delivery of solutions to the heart during open-heart surgery. In addition, the Company recently entered the interventional pain management market by acquiring Neuromed, Inc. ("Neuromed"), which designs, develops, manufactures and markets a line of electronic spinal cord stimulation ("SCS") devices used to manage chronic severe pain.

     In 1991, Quest acquired two companies that manufactured and marketed various cardiovascular products, significantly enhancing the Company's presence in the cardiovascular products marketplace. In 1992, Quest identified a real and immediate need in this marketplace for an automated and integrated myocardial protection system that would be versatile, easy to use, efficient to monitor and cost-effective. Myocardial protection is the process of arresting and caring for the heart during open-heart surgery. The Quest MPS system is designed to integrate key functions relating to the delivery of solutions to the heart such as varying the rate and ratio of oxygenated blood, crystalloid, potassium and other additives, and controlling temperature, pressure and other variables to allow simpler, more flexible and cost-effective management of this process. The MPS system employs advanced pump, temperature control and microprocessor technologies and includes a line of captive and non-captive disposable products. The Company filed a 510(k) pre-market notification for its MPS system with the United States Food and Drug Administration ("FDA") in August 1995.

     In its continuing effort to expand into potentially high growth niche markets in the medical device industry, the Company acquired Neuromed in March 1995 (the "Neuromed Acquisition"). SCS is gaining increased acceptance as a viable, efficacious and cost-effective treatment alternative to repeat back surgeries for relieving chronic severe back pain. The Company believes that its recently introduced CompuStim products, which are powered by radio frequency transmitters external to the body, are the technological leaders in the field. The Company is currently test marketing PainDoc, a pen-based computer system that works in tandem with the Company's CompuStim devices to assist physicians and their patients in optimizing the performance of the Company's SCS devices both pre-and post-operatively.

     Since its founding in 1979, the Company has developed, manufactured and marketed specialized intravenous fluid delivery tubing sets and accessories sold primarily to major hospitals in the United States. Over the last several years, the revenues generated by this product line, a substantial component of the Company's historical base business, have significantly aided the funding of the Company's research and development efforts. The Company manufactures and markets over 70 distinct models of specialized intravenous fluid delivery tubing sets.

     The Company's business strategy emphasizes the development and commercialization of new products in niche markets and the enhancement of existing products, particularly in the myocardial protection and interventional pain management markets. The Company operates an ISO 9001 certified manufacturing facility in Allen, Texas, and markets its products through direct sales and distribution arrangements with independent distributors. Quest intends to continue pursuing its strategy through internal product development and acquisitions.

                                  THE OFFERING


Common Stock offered by:
  The Company.....................................  1,516,667
  The Selling Shareholders........................  1,083,333
     Total........................................  2,600,000
Common Stock to be outstanding after the
  Offering........................................  7,954,121(1)
Use of Proceeds by the Company....................  Repayment of bank debt and general corporate purposes. See "Use of
                                                    Proceeds."
Nasdaq National Market symbol.....................  QMED


                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                    YEARS ENDED DECEMBER 31,                  SIX MONTHS ENDED JUNE 30,
                                          ---------------------------------------------     -----------------------------
                                                                              PRO FORMA                         PRO FORMA
                                           1992        1993        1994        1994(2)       1994    1995(3)     1995(2)
                                          -------     -------     -------     ---------     ------   --------   ---------
STATEMENT OF OPERATIONS DATA:
Net revenue.............................  $13,612     $13,643     $13,999      $22,043      $7,223   $ 11,303    $13,710
Gross profit............................    6,553       6,591       6,381       12,175       3,196      6,393      8,376
Research and development................    1,387       1,910       3,542        4,402       1,539      2,494      2,729
Non-recurring charges(4)................    1,247          --          --           --          --     10,500         --
Marketing, general and administrative...    4,141       4,400       4,977        7,859       2,375      3,511      4,232
Earnings (loss) from operations,
  excluding non-recurring charges.......    1,025         281      (2,138)         (86)       (719)       388      1,415
Earnings (loss) from operations.........     (222)        281      (2,138)         (86)       (719)   (10,112)     1,415
Other income (expense), net.............      473         667         419       (1,070)        178       (501)      (741)
Net earnings (loss).....................      194         816      (1,719)      (1,220)       (540)   (10,613)       445
Net earnings (loss) per share...........  $  0.03     $  0.15(5)  $ (0.33)     $ (0.20)(6)  $(0.10)  $  (1.85)   $  0.07(6)



                                                                                         JUNE 30, 1995
                                                                           ------------------------------------------
                                                                                                        AS ADJUSTED
                                                                           ACTUAL    AS ADJUSTED(7)   FOR OFFERING(8)
                                                                           -------   --------------   ---------------
BALANCE SHEET DATA:
Cash, cash equivalents and marketable securities.........................  $ 4,707      $  4,707          $ 4,707
Working capital..........................................................   10,812         9,312           11,262
Total assets.............................................................   41,652        45,710           45,421
Long-term debt, excluding current maturities.............................   20,830        20,830            6,832
Stockholders' equity.....................................................   12,500        15,058           30,717


---------------


(1) Does not include 1,168,548 shares of Common Stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $4.15 per share. See "Management -- Benefit Plans and Other Arrangements."

(2) Assumes the acquisition of Neuromed as of January 1, 1994. See Pro Forma Condensed Consolidated Statements of Operations and the Notes thereto.
(3) Includes results of Neuromed from April 1, 1995.
(4) Non-recurring charge in 1992 relates to the write-off of assets of a discontinued business, and for the six months ended June 30, 1995, relates to purchased in-process research and development incurred in connection with the Neuromed Acquisition. See Note 2 of the Notes to the Quest Consolidated Financial Statements.
(5) Includes an increase in net income of $0.03 per share relating to the cumulative effect of a change in accounting principle. See Note 1(m) of the Notes to the Quest Consolidated Financial Statements.

(6) If the proceeds of this Offering had been applied to reduce bank debt as of January 1, 1994 in the manner specified under "Use of Proceeds," then pro forma earnings per share before extraordinary charge for the year ended December 31, 1994 would have been $0.02 and pro forma net earnings per share for the six months ended June 30, 1995 would have been $0.12. An extraordinary charge resulting from the write-off of capitalized debt issuance costs associated with the assumed January 1, 1994 repayment of bank debt would have reduced 1994 pro forma net earnings by $0.03 per share.

(7) Adjusted to reflect the accrual of $1.5 million payable in January 1996 and the issuance of 200,000 shares of Common Stock concurrently with the closing of the Offering as contingent "earn-out" consideration relating to the Neuromed Acquisition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview" and "Certain Transactions."

(8) Adjusted to reflect the sale of 1,516,667 shares of Common Stock offered by the Company at an assumed public offering price of $11.50 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds."


                             ---------------------

    Unless otherwise indicated, all information in this Prospectus, including financial information, share and per share data, (i) reflects a 3% stock dividend, paid on May 23, 1994 to holders of record on May 6, 1994, and (ii) assumes no exercise of the Underwriters' over-allotment option. Unless the context otherwise requires, "Quest" or the "Company" refers to Quest Medical, Inc. and its subsidiaries, including Neuromed, Inc.

                                  RISK FACTORS

     In addition to the other information in this Prospectus, the following factors should be considered carefully by potential investors in evaluating an investment in the shares of Common Stock offered hereby.

PRODUCT DEVELOPMENT AND MARKET ACCEPTANCE

     The Company's business strategy emphasizes the development and commercialization of new products in niche markets and the enhancement of existing products, particularly in the myocardial protection and interventional pain management markets. There can be no assurance that the Company will be able to continue to develop new products, enhance existing products, obtain required regulatory approvals, manufacture these new products in a commercially viable manner or gain satisfactory market acceptance for such products.

     In particular, the Company's future growth depends in part on market acceptance of the MPS system and family of related products and increased market acceptance of the Company's spinal cord stimulation products. The Company has committed substantial resources to the development of the MPS system and related products. Delays in commencing shipment of the MPS system and related products, or in developing complementary new products, could have an adverse effect on the Company's growth prospects. There can be no assurance that such products, if introduced, will gain market acceptance. The Company also recently acquired its spinal cord stimulation device business. Although the Company believes that this business will grow in the future, there can be no assurance that these products will continue to gain increased market acceptance. See "Business -- Research and Development" and "Business -- Competition."

INTEGRATION OF NEUROMED

     The Company recently completed the acquisition of Neuromed. Successful integration of an acquired company into existing operations can be difficult and costly. Quest has begun to integrate into the Company certain of Neuromed's operations, research and development, sales and marketing, and administrative functions. The desired benefits of the Neuromed Acquisition will not be achieved unless the separate operations of the Company and Neuromed are successfully combined in an orderly and timely manner. The transition process will divert substantial management attention from the Company's other operations and activities. Any limitations or difficulties encountered in the transition process could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."

GOVERNMENT REGULATION; UNCERTAINTY OF OBTAINING REGULATORY CLEARANCE

     The research and development, manufacture, sale and distribution of medical devices is subject to extensive regulation by various public agencies, principally the FDA and corresponding state, local and foreign agencies. The regulatory process is lengthy, expensive and uncertain. Prior to commercial sale in the United States, most medical devices must be cleared or approved by the FDA. Current FDA enforcement policy strictly prohibits the promotion of medical devices for uses other than those for which the product has been approved or cleared. Product approvals and clearances can be withdrawn for failure to comply with regulatory requirements or the occurrence of unforeseen problems following initial marketing.

     In August 1995, the Company filed an application for clearance of a pre-market notification of its intent to market the MPS system and certain related products under Section 510(k) of the Federal Food, Drug and Cosmetic Act ("510(k)"). Although the Company believes that the 510(k) procedure is the appropriate basis upon which to seek FDA clearance or approval, there can be no assurance that the FDA will accept this view and consider the Company's 510(k) application. If it is not accepted under the 510(k) procedure, the Company will have to pursue a pre-market approval ("PMA") for the MPS system. This process would be far more costly and time consuming than 510(k) clearance. Even if the FDA considers the MPS system under the 510(k) procedure, there can be no assurance that the FDA will approve the Company's application. See
"Business -- Government Regulation."


     Significant unforeseen delays in the 510(k) review process or, if necessary, the PMA approval process could occur as a result of the FDA's determination that any required clinical data is insufficient to support the safety and efficacy of these devices for their intended uses, the FDA's failure to schedule advisory review panels, or changes in the FDA's review guidelines, procedures, regulations or administrative interpretations. Delays in obtaining regulatory clearances or approvals, or the failure to obtain required clearances or approvals, in the United States or other countries, could adversely affect or prevent the marketing of these products, limit the Company's ability to generate revenues from these devices and give the Company's competitors a competitive advantage. There can be no assurance that the Company will be able to obtain necessary government approvals on a timely basis, if at all.

     The Company also must adhere to applicable regulations governing good manufacturing practices, including testing, control, manufacturing, labeling and documentation requirements. If violations of the applicable regulations are noted during inspections of the Company's manufacturing facilities by the FDA or comparable agencies in other countries, the Company may be required or may elect to cease manufacturing until the violation is corrected or to recall products that were manufactured under improper conditions, either of which would have a material adverse effect on the Company's continued marketing of its products and on the Company's business, financial condition and results of operations.

     In 1991, prior to its acquisition by the Company, Neuromed commenced clinical trials of a fully implantable SCS device in the United States and Europe. In late 1993, the FDA cancelled the Investigational Device Exemption ("IDE") relating to this product and rescinded Neuromed's export authority for this product due to alleged violations by Neuromed, under its prior management, of applicable rules and regulations, including good manufacturing practices. The clinical trials were discontinued and the product was withdrawn from the market. During this period, Neuromed also encountered regulatory difficulties in the United Kingdom due to alleged noncompliance with applicable rules and regulations. Quest is engaged in a process intended to restore good relations with regulatory authorities in the United Kingdom. There can be no assurances that the Company will not encounter similar difficulties in the future.

     A portion of the Company's revenues are dependent upon sales of its products outside the United States through independent distributors. International regulatory bodies have established varying regulations governing product standards, packaging requirements, labeling requirements, import restrictions, tariff regulations, duties and tax requirements. The Company's inability or failure to comply with these regulations or the imposition of new regulations could restrict such distributors' ability to sell the Company's products internationally and thereby adversely affect the Company's business, financial condition and results of operations. See "Business -- Government Regulation."

INTENSE COMPETITION, CONTINUAL TECHNOLOGICAL CHANGE AND NEW SURGICAL TECHNIQUES

     The medical device market is highly competitive. The Company currently competes with many companies in the development and marketing of cardiovascular products, specialized intravenous fluid delivery tubing sets, pressure monitoring kits and related medical devices. The Company expects to compete with at least two major medical device companies in the myocardial protection market, and competes directly with Medtronic, Inc., one of the largest medical device manufacturers, in the SCS product market. Many of the Company's competitors have access to greater capital, research and development, marketing, distribution and other resources than the Company. Furthermore, the medical device market is characterized by extensive research efforts and rapid product development and technological change. The Company's present or future products could be rendered obsolete and noncompetitive by technological advances by the Company's present or future competitors. The Company's future success will depend upon its ability to remain competitive with other developers of medical devices. See
"Business -- Competition."

     In addition, innovations in surgical techniques or medical practices could have the effect of reducing or eliminating market demand for one or more of the Company's products. For example, some cardiovascular surgeons and medical device companies are developing techniques, procedures and devices for performing coronary artery bypass surgery without stopping the heart, both through open-heart surgery and minimally invasive procedures, thereby eliminating the need for myocardial protection in these cases and potentially reducing the market for Quest's MPS system. While these techniques, procedures and devices have not to date attained widespread use, there can be no assurance that they will not gain broader market acceptance. See "Business -- Competition."

DEPENDENCE ON PATENTS AND PROPRIETARY RIGHTS

     The Company owns nineteen United States patents relating to products that the Company currently sells or develops. One such patent will expire in February 1996 and one will expire in January 1997. In addition, the Company currently has three United States patent applications pending, including applications relating to the MPS system and related products. Successful litigation against the Company regarding its patents or infringement by the Company of the patent rights of others could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, there can be no assurance that pending patent applications will result in issued patents, that competitors will not challenge or circumvent patents issued to the Company, that courts will not find the Company's patents invalid, or that the Company's patents are sufficiently broad to protect the Company's technology or to provide the Company with a competitive advantage. The Company also relies on trade secrets and proprietary technology that it seeks to protect, in part, through confidentiality agreements with employees, consultants and other parties. There can be no assurance that these parties will not breach these agreements, that the Company will have adequate remedies for any breach, or that the Company's trade secrets will not otherwise become known to or independently developed by competitors.

     There has been substantial litigation regarding patent and other intellectual property rights in the medical device industry. Although the Company is not currently involved in such litigation, litigation may be necessary in the future to enforce the Company's patent rights, to protect its trade secrets or know-how, to defend the Company against claimed infringement of the rights of others and to determine the scope and validity of the proprietary rights of others. Any such litigation could result in substantial cost to, and diversion of effort by, the Company. Adverse determinations in any such litigation could subject the Company to significant liabilities to third parties, require the Company to seek licenses from third parties and prevent the Company from manufacturing, selling or using certain of its products, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Patents, Trademarks and Proprietary Rights."

COST PRESSURES ON MEDICAL TECHNOLOGY; THIRD PARTY REIMBURSEMENT

     The Company believes that the overall escalating cost of medical products and services has led and will continue to lead to increased pressures on the healthcare industry to reduce the cost of certain products and services, including the Company's products. The Company's products are purchased by hospitals and other users, which bill various third party payors, such as governmental health programs, private insurance plans, managed care organizations and other similar programs, for the healthcare products and services provided to their patients. Third party payors are increasingly challenging the prices charged for medical products and services and may deny reimbursement if they determine that a device was not used in accordance with cost-effective treatment methods as determined by the payor, was experimental or was used for an unapproved application. Although Medicare, Medicaid and many health maintenance organizations ("HMOs") generally reimburse for SCS devices and procedures, especially after repeat back surgeries have failed to relieve the chronic pain, certain payors refuse to reimburse for SCS devices and others, including the Veterans Administration, restrict reimbursement. There can be no assurance that third party payors will continue to reimburse for the Company's products or that their reimbursement levels will not adversely affect the profitability of the Company's products. See "Business -- Third Party Reimbursement and Cost Containment."

POTENTIAL PRODUCT LIABILITY AND RECALL; POSSIBLE INSURANCE LIMITATIONS

     The testing, manufacturing, marketing and sale of medical devices entail substantial risks of liability claims or product recalls. The Company's products are used in cardiovascular applications, spinal cord implant procedures and intensive care settings in which there is a high risk of serious injury and death. As a result, the Company faces a risk of exposure to product liability claims and product recalls if the use of its products or future products are alleged to have resulted in injury. Such risks may exist with respect to products that have received, or may receive, regulatory clearance for commercial sale. In 1993, the FDA cancelled the IDE for a fully implantable SCS device, and rescinded Neuromed's export authority for this product. See "-- Government Regulation; Uncertainty of Obtaining Regulatory Clearance" and
"Business -- Government Regulation."

     The Company is currently a party to certain product liability claims relating to SCS devices sold by Neuromed prior to its acquisition by the Company in March 1995, including one claim regarding the fully implantable SCS device. Product liability insurers have assumed responsibility for defending the Company against these claims, subject to reservation of rights in certain cases. Although the Company is also entitled to contractual indemnification from Neuromed's former owner with respect to any losses exceeding its product liability insurance coverage, there can be no assurance that the Company will not incur significant monetary liability to the claimants if such insurance or indemnification is unavailable or inadequate for any reason or that the Company's SCS business or new SCS product lines will not be adversely affected by these product liability claims. See "Business -- Legal Proceedings."

     While the Company seeks to maintain appropriate levels of product liability insurance with coverage that the Company believes is comparable to that maintained by companies similar in size and serving similar markets, there can be no assurance that the Company will avoid significant future product liability claims and attendant adverse publicity. Furthermore, there can be no assurance that the Company's product liability insurance will be adequate or that such insurance coverage will remain available at acceptable costs or at all. A successful claim brought against the Company for which coverage is denied or in excess of its insurance coverage could have a material adverse effect on the Company's business, financial condition and results of operations. Additionally, adverse product liability actions could adversely affect the Company's ability to obtain and maintain regulatory clearance for its products or its ability to attract and retain customers for its products.

DEPENDENCE ON DISTRIBUTOR SALES

     Sales to distributors constitute a significant portion of the Company's business. There can be no assurance that the Company will be able to maintain its relationships with these distributors, or, in the event of termination of any of these relationships, that a new distributor will be found. The loss of a significant distributor could have a material adverse effect on the Company's business, financial condition and results of operations if a new distributor or other suitable sales organization in the relevant geographic market could not be found on a timely basis or at all. See "Business -- Sales and Marketing."

RELIANCE ON MAJOR CUSTOMER

     The Company has derived $3.4 million, $3.1 million, $2.7 million and $1.5 million, or 25%, 23%, 19% and 14%, of its net revenue for the years ended December 31, 1992, 1993 and 1994 and the six months ended June 30, 1995, respectively, from the University of Texas System Cancer Center (M.D. Anderson Hospital). The loss of this customer could have a material adverse effect on the Company's business, financial condition and results of operations. See
"Business -- Sales and Marketing."

INTERRUPTION IN SOURCES OF SUPPLY

     The Company currently purchases, and will continue to purchase, raw materials and components for its products from outside vendors. Certain of the components used in the Company's products are purchased from single sources. Although the Company has qualified, or is in the process of investigating, alternate sources of supply for key components, any significant interruption in supply of these or other components could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Manufacturing."

POSSIBLE VOLATILITY OF SHARE PRICE

     Market prices for securities of medical device companies are highly volatile, and the trading price of the Company's Common Stock could be subject to significant fluctuations in response to quarterly variations in operating results, announcements of technological innovations by the Company or its competitors, government regulation and other events or factors. In addition, market prices of securities of medical device companies, including the Company, have from time to time experienced extreme price and volume fluctuations which may be unrelated to the operating performance of particular companies. These broad market fluctuations could have a material adverse effect on the market price of the Company's Common Stock.

DEPENDENCE ON KEY PERSONNEL

     The Company's success is dependent in large part on the ability of the Company to attract and retain key management, research and development, sales and marketing and operational personnel. Competition for such personnel is intense and the inability to attract and retain additional key personnel, or the loss of one or more current key employees could have a material adverse effect on the Company's business, financial condition and results of operations. In particular, the Company's success will depend on its ability to retain the services of its executive officers and senior management. In addition, the Company will have an ongoing need to expand its management personnel and support staff. None of the executive officers of the Company has an employment agreement with the Company, and the Company does not maintain life insurance on such persons. See "Management."

SHAREHOLDERS' RIGHTS PLAN; POTENTIAL ANTI-TAKEOVER EFFECT

     The Company's Shareholders' Rights Plan contains provisions which may have the effect of delaying, deferring or preventing a change in control of the Company. The Shareholders' Rights Plan grants the holders of rights (other than rights held by a holder of 20% or more of the Common Stock) the right to buy a number of shares of Common Stock having a market value equal to two times the applicable exercise price under certain circumstances, including a person's acquisition of 20% or more of the outstanding Common Stock. See "Description of Capital Stock -- Shareholders' Rights Plan."

                                  THE COMPANY

     The Company was founded in 1979 by current President and Chief Executive Officer, Thomas C. Thompson, and director John A. Gula. The Company completed an initial public offering of its Common Stock in 1981 and introduced a line of electronic intravenous pumps and associated disposables beginning in late 1983. The Company sold the intravenous pump line in 1987 due to competitive structural changes in the market. The Company retained a stable and profitable base business of fluid delivery and other products following the sale and made the strategic decision to expand into attractive markets in which the Company could leverage off its base business, corporate infrastructure and core competencies in medical device manufacturing, engineering and regulatory affairs. In 1991, Quest acquired two companies that manufactured and marketed various cardiovascular products, significantly enhancing the Company's presence in the cardiovascular products marketplace. In 1992, Quest acquired the "ACTester" product line, consisting of instrumentation and associated disposables used to measure the activated clotting time of blood, and commenced the research and development of the MPS system. In March 1995, the Company acquired Neuromed and its SCS neurostimulation product line, and in August 1995, the Company filed a 510(k) with the FDA for its MPS system and related disposable products.

     Quest is a Texas corporation. Its principal executive offices are located at One Allentown Parkway, Allen, Texas 75002 and its telephone number is
(214) 390-9800.

                                USE OF PROCEEDS


     Assuming an offering price of $11.50 per share (the last reported sale price for the Common Stock on November 6, 1995 as reported on the Nasdaq National Market), the net proceeds to the Company from the sale of the 1,516,667 shares of Common Stock to be sold by the Company in the Offering are estimated to be $15.9 million ($20.1 million if the Underwriters' over-allotment option is exercised in full), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by the Company. The Company intends to use the net proceeds from the Offering to repay $13.9 million of senior term bank indebtedness currently outstanding, which was incurred in March 1995 in connection with the Neuromed Acquisition, and as much of its working capital line of credit as possible ($4.6 million is currently outstanding). Any excess net proceeds from the Offering will be used for general corporate purposes. The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Shareholders.



     The senior term debt amortizes $1.95 million per year for the first and second years, $3.25 million per year for the third and fourth years, and $2.6 million for the fifth year, with a $2.0 million balloon payment due at final maturity in March 2000. The working capital line matures on May 31, 1997. Principal installments and interest on the senior term debt and interest on the working capital line are payable monthly. Currently, the loan bears interest at prime plus 50 basis points or, at the Company's option, LIBOR plus 200 basis points, and interest rates can be locked in at the Company's option for varying periods of time. These interest rates can also be reduced based on the Company achieving certain ratios of senior bank debt to earnings before interest, taxes, depreciation and amortization. As of November 6, 1995, the rate of interest on the senior term loan was 9.25% and the rate of interest on the working capital indebtedness was 7.87%.

                          PRICE RANGE OF COMMON STOCK


     The Company's Common Stock is quoted on the Nasdaq National Market under the symbol "QMED." On November 6, 1995, the last reported sale price for the Company's Common Stock on the Nasdaq National Market was $11.50 per share. On November 6, 1995 there were approximately 850 holders of record of the Company's Common Stock. The following table sets forth the quarterly high and low closing sales prices for the Company's Common Stock. These prices do not include adjustments for retail mark-ups, mark-downs or commissions.



                                                                          HIGH       LOW
                                                                         ------     ------
    1993
      First Quarter..................................................... $ 5.56     $ 3.63
      Second Quarter....................................................   4.84       3.63
      Third Quarter.....................................................   4.47       3.41
      Fourth Quarter....................................................   5.44       3.75
    1994
      First Quarter..................................................... $ 4.72     $ 4.13
      Second Quarter....................................................   7.38       4.63
      Third Quarter.....................................................   6.38       5.38
      Fourth Quarter....................................................   5.75       4.63
    1995
      First Quarter..................................................... $ 8.75     $ 4.88
      Second Quarter....................................................  12.50       7.13
      Third Quarter.....................................................  14.50      11.75
      Fourth Quarter (through November 6, 1995).........................  12.00      10.63


                                DIVIDEND POLICY

     To date, the Company has not declared or paid any cash dividends on its Common Stock, and the present policy of the Board of Directors is to retain any earnings to provide for the Company's growth. Any future determination to pay dividends will be at the discretion of the Board of Directors, and dependent upon the Company's financial condition, results of operations, capital requirements and such other factors as the Board of Directors deems relevant. In addition, the Company's current credit arrangement with NationsBank of Texas, N.A. ("NationsBank") currently limits the payment of dividends to 25% of net income (as defined in the credit agreement). The Company intends to use the net proceeds from the Offering to repay this indebtedness, and thus such restrictions are expected to lapse upon such repayment. See "Use of Proceeds." The Company has received a commitment letter from NationsBank that provides for an amendment of the working capital line of credit and the addition of an acquisition line of credit. Management expects to negotiate a dividend limitation that would apply if the acquisition line of credit is utilized. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     The Company has paid one stock dividend on its Common Stock. During April 1994, the Board of Directors approved a 3% stock dividend distributed on May 23, 1994 to shareholders of record as of May 6, 1994. In connection with the dividend, the Company issued 152,829 shares of Common Stock from its treasury.


     The Board of Directors on various occasions, beginning in October 1987 and as recently as August 1993, approved stock repurchases of up to an aggregate of 3,150,000 shares, of which approximately 2,900,000 have been repurchased to date. During the year ended December 31, 1994, the Company repurchased no shares of Common Stock. On March 31, 1995, the Company issued 833,333 shares of Common Stock from its treasury as partial consideration in the Neuromed Acquisition and, concurrently with the closing of the Offering, will issue an additional 200,000 shares of Common Stock, which had been earned in July 1995 as additional "earn-out" consideration. On November 6, 1995, the Company had 1,672,238 shares in its treasury (after reserving for the issuance of such 200,000 shares) at a cost of $3.6 million (including commissions). The Company does not anticipate further repurchases during the foreseeable future.

                                 CAPITALIZATION


     The following table sets forth at June 30, 1995: (i) the actual capitalization of the Company on a historical basis; (ii) the capitalization of the Company as adjusted to give effect to the issuance of 200,000 shares of Common Stock earned in July 1995 as contingent "earn-out" consideration relating to the Neuromed Acquisition; and (iii) the capitalization of the Company as adjusted to give effect to the sale by the Company of 1,516,667 shares of Common Stock in this Offering at an assumed public offering price of $11.50 per share (after deducting estimated underwriting discounts and commissions and offering expenses payable by the Company). This table should be read in conjunction with the Quest Consolidated Financial Statements and related Notes thereto appearing elsewhere in this Prospectus. See also "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Certain Transactions."



                                                                        JUNE 30, 1995
                                                            ---------------------------------------
                                                                                       AS ADJUSTED
                                                              ACTUAL   AS ADJUSTED     FOR OFFERING
                                                             -------   -----------     ------------
                                                                       (IN THOUSANDS)
Long-term debt, including current portion.................  $ 22,892    $  22,892         $   6,944
                                                            --------    ---------         ---------
Stockholders' equity:
  Common stock of $.05 par value; authorized 10,000,000
     shares; issued 8,072,994 shares(1)...................       404          404               404
  Additional paid-in capital..............................    24,443       26,568            39,233
  Retained deficit(2).....................................    (7,819)      (7,819)           (8,109)
  Unrealized loss on marketable securities................      (474)        (474)             (474)
  Cost of common shares in treasury; 1,872,238 shares
     actual, 1,672,238 shares as adjusted and 155,571
     shares as adjusted for Offering......................    (4,054)      (3,621)             (337)
                                                            --------    ---------         ---------
Total stockholders' equity................................    12,500       15,058            30,717
                                                            --------    ---------         ---------
Total capitalization......................................  $ 35,392    $  37,950         $  37,661
                                                            ========    =========         =========


---------------


(1) Does not include 1,168,548 shares of Common Stock issuable upon the exercise of outstanding stock options as of November 6, 1995.


(2) Reflects write-off of $290,000 (net of tax effect) of capitalized debt issuance costs associated with the Neuromed Acquisition due to the repayment of bank debt from Offering proceeds.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated statement of operations and balance sheet data for the five years ended December 31, 1990, 1991, 1992, 1993 and 1994 are derived from the Company's audited consolidated financial statements. The selected consolidated statement of operations and balance sheet data set forth below for the six month periods ended June 30, 1994 and 1995 are derived from the unaudited consolidated financial statements of the Company and, in the opinion of management, reflect all adjustments necessary for a fair presentation of its results of operations and financial condition. All such adjustments are of a normal recurring nature. The results of operations for an interim period are not necessarily indicative of results that may be expected for a full year or any other interim period. This selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and related Notes thereto included elsewhere in this Prospectus.

                                                                                                          SIX MONTHS ENDED
                                                           YEARS ENDED DECEMBER 31,                           JUNE 30,
                                            -------------------------------------------------------     --------------------
                                             1990        1991        1992        1993        1994        1994       1995(1)
                                            -------     -------     -------     -------     -------     -------     --------
                                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Net revenue.............................  $ 6,209     $10,711     $13,612     $13,643     $13,999     $ 7,223     $ 11,303
  Gross profit............................    2,754       4,827       6,553       6,591       6,381       3,196        6,393
  Research and development expense........      196         668       1,387       1,910       3,542       1,539        2,494
  Non-recurring charges(2)................       --          --       1,247          --          --          --       10,500
  Marketing, general and administrative
    expense...............................    2,423       3,145       4,141       4,400       4,977       2,375        3,511
  Earnings (loss) from operations,
    excluding non-recurring charges.......      136       1,014       1,025         281      (2,138)       (719)         388
  Earnings (loss) from operations.........      136       1,014        (222)        281      (2,138)       (719)     (10,112)
  Other income (expense), net.............    1,397         326         473         667         419         178         (501)
  Earnings (loss) from continuing
    operations before income taxes and
    cumulative effect of change in
    accounting principle..................    1,533       1,341         251         948      (1,719)       (540)     (10,613)
  Net earnings (loss).....................    1,456       1,147         194         816      (1,719)       (540)     (10,613)
  Net earnings (loss) per share...........  $  0.26(3)  $  0.21     $  0.03     $  0.15(4)  $ (0.33)    $ (0.10)    $  (1.85)
  Weighted average common and common
    equivalent shares outstanding.........    5,668       5,355       5,594       5,559       5,257       5,240        5,739

                                                                 DECEMBER 31,                                 JUNE 30,
                                            -------------------------------------------------------     --------------------
                                             1990        1991        1992        1993        1994        1994       1995(1)
                                            -------     -------     -------     -------     -------     -------     --------
                                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
BALANCE SHEET DATA:
  Cash, cash equivalents and marketable
    securities............................  $10,364     $ 6,888     $ 6,693     $ 6,594     $ 5,262     $ 7,565     $  4,707
  Working capital.........................   12,656      10,415      10,847       9,566       7,411       8,945       10,812
  Total assets............................   16,803      19,958      20,448      26,739      24,235      26,598       41,652
  Long-term debt, excluding current
    maturities............................       --         727         242       4,101       4,124       4,141       20,830
  Stockholders' equity....................   16,248      17,046      17,639      18,252      15,931      17,619       12,500

---------------

(1) Includes results of Neuromed from April 1, 1995.
(2) Non-recurring charge in 1992 relates to the write-off of assets of a discontinued business, and for the six months ended June 30, 1995, relates to purchased in-process research and development incurred in connection with the Neuromed Acquisition. See Note 2 of the Notes to the Quest Consolidated Financial Statements.
(3) Includes a decrease in net income of $0.01 per share attributable to a loss from discontinued operations.
(4) Includes an increase in net income of $0.03 per share relating to the cumulative effect of a change in accounting principle. See Note 1(m) of the Notes to the Quest Consolidated Financial Statements.

                       SELECTED PRO FORMA FINANCIAL DATA

     The following unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 1994 and for the six months ended June 30, 1995 reflect the historical accounts of the Company for those periods, adjusted to give pro forma effect to the Neuromed Acquisition as if it had occurred on January 1, 1994. The pro forma condensed consolidated statement of operations for the year ended December 31, 1994 combines the statement of operations of the Company for the twelve months ended December 31, 1994 and the statement of operations of Neuromed for the twelve months ended October 31, 1994. The pro forma condensed consolidated statement of operations for the six months ended June 30, 1995 combines the statement of operations of the Company for the six months ended June 30, 1995 (which includes three months of Neuromed operations since the March 31, 1995 acquisition) and the statement of operations of Neuromed for the three months ended January 31, 1995.

     The pro forma condensed consolidated statements of operations and accompanying notes should be read in conjunction with the Consolidated Financial Statements of the Company and Neuromed and the related Notes thereto included elsewhere in this Prospectus. Management believes the assumptions used in the following statements provide a reasonable basis on which to present the pro forma financial data. The pro forma financial data is provided for informational purposes only and should not be construed to be indicative of the Company's financial condition or results of operations had the transactions and events described above been consummated on the date assumed and are not intended to project the Company's financial condition or results of operations to any future date or for any future period.

            PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                          YEAR ENDED DECEMBER 31, 1994
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                    QUEST                      NEUROMED
                                                   MEDICAL,      NEUROMED,    ACQUISITION
                                                     INC.          INC.       ADJUSTMENTS      PRO FORMA(1)
                                                 ------------    ---------    -----------      ------------
Net revenue....................................    $ 13,999       $ 8,044       $    --          $ 22,043
Cost of revenue................................       7,618         1,932           146 (2)         9,868
                                                                                    (29)(3)
                                                                                    (27)(4)
                                                                                    228 (5)
                                                   --------       -------       -------          --------
  Gross profit.................................       6,381         6,112          (318)           12,175
Research and development expense...............       3,542         1,713          (185)(4)         4,402
                                                                                   (668)(6)
Marketing, general and administrative
  expense......................................       4,977         3,417           729 (7)         7,859
                                                                                 (1,212)(4)
                                                                                    (52)(6)
                                                   --------       -------       -------          --------
  Operating expenses...........................       8,519         5,130        (1,388)           12,261
                                                   --------       -------       -------          --------
Earnings (loss) from operations................      (2,138)          982         1,070               (86)
Other income (expense), net....................         419           (18)       (1,471)(8)        (1,070)
                                                   --------       -------       -------          --------
Earnings (loss) before income taxes and
  cumulative effect of change in accounting
  principle....................................      (1,719)          964          (401)           (1,156)
Income taxes...................................          --           384          (320)(9)            64
                                                   --------       -------       -------          --------
Net earnings (loss) before cumulative effect of
  change in accounting principle...............    $ (1,719)      $   580       $   (81)         $ (1,220)
                                                   ========       =======       =======          ========
Net earnings (loss) per share before cumulative
  effect of change in accounting principle.....    $  (0.33)                                     $  (0.20)
                                                   ========                                      ========
Weighted average common shares outstanding.....       5,257                         833             6,090
                                                   ========                     =======          ========

            PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                         SIX MONTHS ENDED JUNE 30, 1995
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)


                                                       QUEST                    NEUROMED
                                                      MEDICAL,     NEUROMED    ACQUISITION
                                                        INC.         INC.      ADJUSTMENTS     PRO FORMA(1)
                                                    ------------   ---------   -----------     ------------
Net revenue.......................................    $ 11,303      $ 2,407      $     --       $  13,710
Cost of revenue...................................       4,910          577            48(2)        5,334
                                                                                       (7)(3)
                                                                                     (194)(5)
                                                      --------      -------      --------        --------
  Gross profit....................................       6,393        1,830           153           8,376
Research and development expense..................       2,494          296           (61)(6)       2,729
Non-recurring charge..............................      10,500                    (10,500)(1)          --
Marketing, general and administrative expense.....       3,511        1,054           182(7)        4,232
                                                                                     (515)(4)
                                                      --------      -------      --------        --------
  Operating expenses..............................      16,505        1,350       (10,894)          6,961
                                                      --------      -------      --------        --------
Earnings (loss) from operations...................     (10,112)         480        11,047           1,415
Other income (expense), net.......................        (501)          40          (280)(8)        (741)
                                                      --------      -------      --------        --------
Earnings (loss) before income taxes and cumulative
  effect of change in accounting principle........     (10,613)         520        10,767             674
Income taxes......................................          --          207            22(9)          229
                                                      --------      -------      --------        --------
Net earnings (loss) before cumulative effect of
  change in accounting principle..................    $(10,613)     $   313      $ 10,745        $    445
                                                      ========      =======      ========        ========
Net earnings (loss) per share before cumulative
  effect of change in accounting principle........    $  (1.85)                                  $   0.07
                                                      ========                                   ========
Weighted average common and common equivalent
  shares outstanding..............................       5,739                      1,034           6,773
                                                      ========                   ========        ========


---------------

(1) The pro forma condensed consolidated statements of operations exclude a non-recurring charge of $10.5 million related to purchased in-process research and development incurred in connection with the Neuromed Acquisition.
(2) To adjust insurance expense resulting from increased product liability coverage on Neuromed products.
(3) To adjust depreciation expense related to leasehold improvements of Neuromed's facility which were revalued at acquisition.
(4) Elimination of salary, benefit, and travel and entertainment expense for two ex-officers of Neuromed, Mr. William Borkan (the former principal owner of Neuromed) and Mr. Burt Borkan, who were not retained as employees, and elimination of deferred compensation and royalty expense under agreements between Mr. William Borkan and Neuromed, which have been terminated.
(5) To record write-off in 1994 of manufacturing profits capitalized in inventory at acquisition of Neuromed and, for 1995, reversal of write-off included in the Company's historical results.
(6) Elimination of expenses pursuant to agreements obligating Neuromed to pay certain research and development expenses for affiliated companies, which have been terminated.
(7) To record amortization expense for Neuromed intangible assets which are being amortized over estimated useful lives of 15 to 20 years computed on a straight line basis ($545,000 in 1994 and $136,000 in 1995) and adjust compensation expense resulting from a change in compensation program for key Neuromed employees.
(8) To record interest expense and amortization expense (for capitalized debt issuance costs) on debt incurred to consummate the Neuromed Acquisition. The average interest rate was 9.5% (LIBOR plus 300 basis points).
(9) To adjust income tax expense for the change in taxable income from the combination of Quest and Neuromed.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Consolidated Financial Statements of the Company and the related Notes thereto included elsewhere in this Prospectus.

OVERVIEW

     The Company designs, develops, manufactures and markets a variety of healthcare products used primarily in cardiovascular surgery, interventional pain management and intravenous fluid delivery applications. The Company operates several stable and profitable product lines, including cardiovascular products (such as pressure control valves, filters and surgical retracting tapes), specialized intravenous fluid delivery tubing sets and accessories, and pressure monitoring kits used primarily in labor and delivery.

     On March 31, 1995, the Company acquired all of the issued and outstanding capital stock of Neuromed, which was held by Mr. William Borkan and his brother, Mr. Burt Borkan. The Neuromed Acquisition has been accounted for as a purchase. The Company paid the Borkans $15.4 million in cash ($200,000 of which was paid in June 1995 as a purchase price adjustment) and issued them 833,333 shares of Common Stock valued at $6.5 million. The Company also incurred $927,000 in acquisition and financing costs. Depending on Neuromed's attainment of certain sales objectives, the Company also agreed to pay the Borkans contingent "earn-out" consideration in January 1996 and January 1997, payable in a combination of cash and Common Stock. In June 1995, Mr. William Borkan was elected to the Company's Board of Directors.

     In September 1995, the Company and Mr. William Borkan amended certain terms of the Neuromed acquisition agreement. Under the amendment, (i) the Company agreed to issue Mr. Borkan 200,000 additional shares of Common Stock concurrently with the closing of the Offering and pay Mr. Borkan $1.5 million in cash in January 1996 to satisfy the 1996 contingent payment obligation, which had been earned in July 1995, (ii) the Company agreed to include all of the Borkans' Common Stock (1,033,333 shares) in this Offering, (iii) Mr. Borkan resigned from the Company's Board of Directors and relinquished his board representation and attendance rights, (iv) Mr. Borkan relinquished his registration rights, and (v) in the event the 1997 contingent earn-out payment is fully earned, the Company agreed to pay Mr. Borkan an amount in cash equal to $1.5 million plus the value of 200,000 shares of Common Stock at the net Offering price. See "Certain Transactions."


     In connection with the Neuromed Acquisition, the Company entered into the First Amended and Restated Credit Agreement dated March 31, 1995, with NationsBank (the "Loan Agreement"), which provided for $15.0 million in senior term financing and a $5.0 million working capital line of credit. The senior term debt was utilized to pay most of the cash portion of the Neuromed purchase price. The Company has also drawn down $4.5 million on the working capital line of credit. This bank debt is collateralized by certain of the Company's assets, including without limitation, accounts receivable, inventory, equipment, furniture and other fixed assets, patents, trademarks and other intangible property, and the Neuromed Common Stock, but excluding marketable securities in excess of $2.0 million. NationsBank's lien also excludes the Company's real property, building and certain equipment in Allen, Texas, which collateralize financing provided in 1993 by MetLife Capital Corporation. The Company intends to use the net proceeds it receives from the Offering to repay the senior term debt ($13.9 million of which is currently outstanding) and as much of its working capital indebtedness as possible ($4.6 million of which is currently outstanding). See "Use of Proceeds." The Company has received a commitment letter from NationsBank that provides for the amendment of the working capital line of credit and the addition of an acquisition line of credit if the Offering is consummated and the proceeds are applied to repay the indebtedness under the existing facility. See "-- Liquidity and Capital Resources."

RESULTS OF OPERATIONS

COMPARISON OF THE SIX MONTHS ENDED JUNE 30, 1995 AND 1994


     Revenues. Net revenue of $11.3 million for the six months ended June 30, 1995 was $4.1 million, or 56.5% above the level for the comparable 1994 period of $7.2 million. This increase in net revenue during the first half of 1995 compared to the first half of 1994 was primarily attributable to revenue generated by Neuromed, which was acquired on March 31, 1995. See "-- Overview" and "Selected Pro Forma Financial Data." Net revenue from sales of the Company's other products increased 8% during the six months ended June 30, 1995 compared to the same period a year ago, primarily due to higher unit sales volume from the Company's cardiovascular products. Management expects net revenue for the remaining two quarters of 1995 to increase over the comparable periods during 1994 as a result of the inclusion of the Neuromed revenues in the Company's financial statements.


     Gross Profit. Gross profit of $6.4 million for the six months ended June 30, 1995 was $3.2 million, or 100%, above the level for the comparable 1994 period. As a percentage of net revenue, gross profit increased during the first half of 1995 to 56.6% as compared to 44.2% for the comparable 1994 period. This increase in gross profit margin during the six months ended June 30, 1995 compared to the comparable period during 1994 was primarily attributable to the revenue generated by Neuromed, since Neuromed's products contribute higher gross profit margins than the Company's other product lines. Consequently, management expects the Company's overall gross profit margin for the remaining two quarters of 1995 to increase compared to the comparable 1994 periods.

     Operating Expenses. Research and development expense as a percentage of net revenue increased from 21.3% during the six months ended June 30, 1994, to 22.1% for the same period in 1995, and the dollar amount increased by $955,000. During the first half of 1995, the Company continued development efforts on its MPS system and related products. During the second quarter of 1995, the Company assembled pre-production MPS units necessary for the validation testing needed for the 510(k) filing with the FDA. Validation testing was completed and, as previously noted, the Company filed the 510(k) with the FDA during August 1995. There can be no assurance that FDA clearance will be obtained or that it will be obtained without delay. Of the increase in research and development expense for the six months ended June 30, 1995, $182,000 was research and development expense attributable to Neuromed's products. The remainder of the increase during the first half of 1995 compared to the first half of 1994 was primarily the result of additional salary and contract labor expense from personnel additions and increased consulting expense. Management expects research and development expenditures for the remainder of 1995 to decrease from the first half of 1995's level of $2.5 million because of substantial completion of the development of the MPS system.

     Marketing, general and administrative expenses as a percent of net revenues decreased to 31.1% for the six months ended June 30, 1995, compared to 32.9% for the comparable period of 1994, and the dollar amount increased $1.1 million. Marketing expense as a percentage of net revenue increased to 14.1% for the six months ended June 30, 1995, compared to 12.3% for the same period during 1994, and the dollar amount increased by $703,000. Of such increase, $439,000 was Neuromed marketing expense. The remainder of the increase in marketing expense was primarily the result of additional salary and benefit expense from personnel additions, and increased travel, commission and convention expense. In anticipation of 510(k) clearance, management anticipates hiring four additional direct salespersons during the second half of 1995, and upon 510(k) clearance, management expects to add five additional salespersons to market the MPS system and related products. For the six months ended June 30, 1995, general and administrative expense increased $433,000 compared to the same period in 1994, but as a percentage of net revenues, decreased from 20.6% during the first half of 1994 to 17.0% during the comparable 1995 period. This increase in expense for the six month period of 1995 compared to 1994 was primarily attributable to general and administrative expense of Neuromed, including amortization expense of Neuromed intangibles.

     Loss from Operations. On March 31, 1995, the Company acquired all of the capital stock of Neuromed in exchange for $15.4 million cash (excluding $927,000 of related acquisition and financing costs) and 833,333 shares of Common Stock valued at $6.5 million (plus additional contingent "earn-out" consideration). See "-- Overview" and "Certain Transactions." Of the cash payment referred to above, $200,000 was made during June 1995 as a result of a purchase price adjustment. Of the aggregate purchase price, $10.5 million was identified as purchased in-process research and development and in accordance with generally accepted accounting principles was charged to expense as a non-recurring charge, with no related tax benefit, during the six months ended June 30, 1995. See Note 2 of the Notes to Consolidated Financial Statements. As a result, the loss from operations increased from $719,000 for the six months ended June 30, 1994, to $10.1 million for the comparable period during 1995. Excluding this charge, the Company generated earnings from operations of $388,000 for the six months ended June 30, 1995 compared to a $719,000 loss for the comparable 1994 period, reflecting the positive impact of the Neuromed Acquisition. Based on Neuromed's recent and historical results of operations, management believes that the Neuromed Acquisition will continue to have a favorable impact on earnings from operations for the remainder of 1995 as compared to the comparable period during 1994, although there can be no assurances to this effect.

     Other Income (Expense). Other income decreased to an expense of $501,000 during the six months ended June 30, 1995 compared to income of $178,000 during the comparable 1994 period. This decrease was primarily the result of increased interest expense. The Company incurred $15.0 million of long-term bank debt on March 31, 1995, which was used to fund most of the cash payment of the Neuromed Acquisition. See "-- Overview" and Notes 2 and 3 of the Notes to Consolidated Financial Statements. Higher overall interest rates on borrowed money also contributed to higher interest expense during the first half of 1995 as compared to the first half of 1994. In addition, interest income in the first half of 1995 was lower than in the comparable period of 1994 due to reduced funds available for investment and lower gains recognized on the sale of the Company's investments. The Company anticipates that it will use the net proceeds from the Offering to repay the senior term bank debt ($14.0 million outstanding at September 26, 1995) and as much of working capital indebtedness ($4.5 million outstanding at September 26, 1995) as is possible. See "Use of Proceeds."

     Net Loss. The net loss increased from $540,000 for the six months ended June 30, 1994 to $10.6 million during the same period in 1995 as a result of the aforementioned non-recurring charge for purchased in-process research and development of $10.5 million incurred in connection with the Neuromed Acquisition. Excluding this charge, the net loss for the six months ended June 30, 1995 was $113,000.

YEARS ENDED DECEMBER 31, 1994 AND 1993

     Revenues. Net revenue of $14.0 million for the year ended December 31, 1994, increased 2.6% from $13.6 million for the comparable 1993 period. Three of the Company's product lines, however, contributed better results than the overall 2.6% year over year increase. Net revenue of the Company's cardiovascular products increased $604,000, or 11.5%, due to higher unit sales volume from the Company's family of pressure control valves. Net revenue generated by the Company's pressure monitoring kits increased $160,000, or 11.7%, due to higher unit sales volume. Net revenue generated by the Company's nasogastric feeding tubes increased $108,000, or 48.2%. Of this increase, $74,000 was due to higher unit sales volume with the remainder due to a price increase. Net revenue generated by the Company's specialized tubing sets, however, decreased by $518,500, or 7.7%, reflecting lower unit sales volume largely attributable to a reduction in sales of specialized tubing sets used in oncology to the Company's largest customer, the University of Texas System Cancer Center (M.D. Anderson Hospital), due to lower hospital census.

     Gross Profit. Gross profit during 1994 decreased to $6.4 million compared to $6.6 million in 1993, a reduction of $210,000. As a percentage of net revenue, gross profit decreased to 45.6% in 1994 compared to 48.3% during 1993. The decrease in gross profit during 1994 compared to 1993 resulted primarily from the lower net revenue generated by the Company's specialized tubing sets. Lower sales volume of this product line led not only to a reduction in actual gross profit dollars from this product line, but also to a reduction in gross profit margins for this product line, since manufacturing volumes were reduced, thus resulting in higher overhead costs per unit.

     Operating Expenses. Research and development expense increased to $3.5 million during 1994 compared to the 1993 level of $1.9 million, and as a percentage of net revenue increased from 14.0% to 25.3%. During 1994, the Company continued development efforts on its MPS system and related products. See "Business -- Research and Development." During June 1994, the Company completed assembly of five MPS prototypes. In September 1994, the Company determined that more time was needed to redesign the MPS prototypes into pre-production units and delayed the anticipated December 1994 510(k) filing with the FDA. The redesign was completed during December 1994. Increases in research and development expense during 1994 compared to 1993 were primarily the result of additional salary and contract labor expense from personnel additions, increased prototype tooling, test material, consulting, and toxicology test expenses. The Company also hired fourteen additional research and development personnel during 1994.

     Marketing, general and administrative expense as a percent of net revenues increased to 35.6% for 1994 compared to 32.2% for 1993, and the dollar amount increased $577,000. Marketing expense remained relatively unchanged during 1994 as compared to 1993 and as a percentage of revenue, decreased from 14.1% during 1993 to 13.7% during 1994. General and administrative expense increased $582,000, or 23.4%, during 1994 as compared to 1993, and as a percentage of net revenue, increased from 18.2% during 1993 to 21.9% for 1994. This increase during 1994 compared to 1993 was primarily the result of higher recruiting and relocation expense, depreciation and amortization expense, health insurance expense, employee relations expense and expenses related to a proposed acquisition that was not consummated.

     Earnings (Loss) from Operations. Earnings from operations decreased from earnings of $281,000 during 1993 to a loss of $2.1 million in 1994 as a result of the aforementioned increases in research and development and general and administrative expenses and the decrease in gross profit.

     Other Income (Expense). Other income decreased to $419,000 during 1994 compared to other income of $667,000 for the prior year. This decrease resulted from an increase in interest expense. Interest expense increased during 1994 as compared to 1993 by $488,000 primarily due to two pieces of debt which were in place for all of 1994 but only in place during the fourth quarter of 1993. During December 1993, the Company consummated a financing with MetLife Capital Corporation which provided $4.4 million of long term financing for the Company's new corporate headquarters constructed during 1993. In addition, the Company increased borrowings against its working capital line of credit with NationsBank during 1994.

     No income tax benefit was recognized for the Company's 1994 net operating loss. Income tax expense during 1993 was $301,000.

     Net Earnings (Loss). Net earnings decreased from net earnings of $816,000 during 1993 to a net loss of $1.7 million in 1994 primarily as a result of the decrease in earnings from operations (caused by lower gross profit and higher general and administrative and research and development expenses) and the decrease in other income discussed above. During May 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The Company, as permitted under the Statement, elected to adopt the provisions of the new standard at the end of fiscal 1993. The cumulative effect as of December 31, 1993 of adopting Statement No. 115 was to increase net income by $169,000, resulting from the reversal of unrealized losses recorded during 1993. The ending balance of stockholders' equity was decreased by $169,000 to reflect the net unrealized holding loss on securities classified as available-for-sale previously carried at the lower of cost or market.

YEARS ENDED DECEMBER 31, 1993 AND 1992

     Revenues. Net revenue of $13.6 million for 1993, was approximately the same as net revenue for 1992. This flat net revenue comparison reflected the then current weakness in the medical device industry. In the wake of the Clinton Administration's initiatives on healthcare reform, many of the Company's customers engaged in cost-cutting during the year and reduced inventories of medical devices and disposables during 1993, causing what management believed to be a transient reduction in demand. The Company believes that this weakness in product demand and the reduction in inventory levels reflected the general uncertainty in the hospital and health care industry prompted by proposed federal legislation and the general pressure to reduce healthcare costs. Net revenue generated by the Company's specialized tubing sets decreased by $342,000, or 4.8%, during 1993 as compared to 1992, reflecting decreased unit sales volume. A substantial portion of this decrease resulted from a reduction in sales of specialized tubing sets used in oncology to the Company's largest customer, the University of Texas System Cancer Center (M.D. Anderson Hospital). Net revenue generated by the Company's pressure monitoring kits decreased $175,000, or 11.4%, during 1993 as compared to 1992 from reduced unit sales volume of transducers (pressure sensors).

     Net revenue generated by the Company's cardiovascular products, however, increased $593,000, or 12.7%, during 1993 as compared to 1992, as a result of three factors. First, $273,000 of the increase resulted from twelve months of sales during 1993 from the ACTester product line while the 1992 period included revenue only from the acquisition date of June 23, 1992 (six months). Second, $112,000 of the increase resulted from the Company's introduction of a new disposable product, Retroguard, during the second quarter of 1993. Finally, the remainder of the increase resulted from a price increase on certain of the Company's cardiovascular products.

     Gross Profit. Gross profit of $6.6 million for 1993 was approximately the same as gross profit for 1992. As a percentage of net revenue, gross profit increased to 48.3% in 1993 from 48.1% during 1992. Lower sales volume in the Company's specialized tubing sets during 1993 as compared to 1992 led not only to a reduction in actual gross profit dollars from this product line, but also a reduction in gross profit margin for this product line since manufacturing volumes were reduced during 1993, resulting in higher overhead costs per unit. However, higher net revenue in the Company's cardiovascular products, which typically generate somewhat higher gross profit margins than most of the Company's other products, more than offset the shortfall in actual gross profit dollars of the specialized tubing sets. Gross profit margin in the cardiovascular product line increased during 1993 as compared to 1992, primarily as a result of a price increase.

     Operating Expenses. Research and development expense increased to $1.9 million during 1993 compared to the 1992 level of $1.4 million, and as a percentage of net revenue, increased from 10.2% to 14.0%. During 1992, the Company commenced, and during 1993, continued development efforts on its MPS brand of myocardial protection system and family of related disposable products. Increases in expense during 1993 as compared to 1992 were primarily related to additional salary and contract labor expense from personnel additions, increased consulting and prototype tooling expense.

     Marketing, general and administrative expense as a percent of net revenues increased to 32.2% for 1993 compared to 30.4% for 1992, and the dollar amount increased $258,000. Marketing expense increased $270,000, or 16.4%, during 1993 as compared to 1992, and as a percentage of net revenue, increased from 12.1% during 1992 to 14.1% for 1993. This increase resulted primarily from increased travel expense, samples expense, and advertising and promotional expense to support the Company's sales efforts for its perfusion and other cardiovascular product lines. General and administrative expense remained relatively unchanged during 1993 as compared to 1992.

     Earnings (Loss) from Operations. Earnings from operations increased from a loss of $222,000 during 1992 to earnings of $281,000 for 1993. Results for the 1992 period included a non-recurring charge of $1.2 million to write-off the assets of a discontinued business. Excluding this charge, earnings from operations decreased from $1.0 million during 1992 to $281,000 during 1993 as a result of the increase in marketing and research and development expense discussed above.

     Other Income (Expense). Other income increased to $667,000 during 1993 as compared to other income of $473,000 for the prior year. During 1993, the Company recorded an expense of $174,000 related to the move to its new corporate headquarters in Allen, Texas. This expense was largely comprised of moving costs (including employee relocation costs) and the cancellation of two facility leases. The Company also recorded an expense of $169,000 to reduce the value of its investment portfolio to market value. Results for 1993 include a gain on sale of marketable securities of $462,000, an increase of $325,000 from 1992. These gains were generated by the sale of substantially all of the Company's municipal bond portfolio and other interest rate sensitive investments which had appreciated in value due to falling interest rates. The Company's decision to significantly expand its research and development efforts reduced its need for tax-free investment income.

     Income tax expense increased $243,000 in 1993 compared to 1992 primarily as a result of the increase in earnings.

     Net Earnings. Net earnings increased from $194,000 during 1992 to $816,000 during 1993 primarily as a result of the aforementioned non-recurring charge during 1992 of $1.2 million for the write-off of a discontinued business. Net earnings for 1993 benefited by the cumulative effect of a change in accounting principle of $169,000 discussed above.

QUARTERLY OPERATING DATA

     The following table sets forth certain unaudited operating data for the four quarters in 1993 and 1994 and the first and second quarters of 1995. In the opinion of management, the data includes all adjustments, consisting of only normal recurring adjustments, necessary to present fairly the information set forth therein when read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto. The operating results for any quarter are not necessarily indicative of results for any future periods.

                                                  1993                                   1994                        1995
                                ----------------------------------------  ----------------------------------  -------------------
                                 FIRST     SECOND     THIRD     FOURTH     FIRST   SECOND    THIRD   FOURTH    FIRST     SECOND
                                QUARTER  QUARTER(1)  QUARTER  QUARTER(2)  QUARTER  QUARTER  QUARTER  QUARTER  QUARTER  QUARTER(3)
                                -------  ----------  -------  ----------  -------  -------  -------  -------  -------  ----------
                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net revenue.................... $3,302     $3,447    $3,637     $3,257    $3,481   $3,742   $3,458   $3,318   $4,072    $  7,231
Gross profit...................  1,569      1,714     1,759      1,549     1,470    1,726    1,629    1,556    2,044       4,348
Research and development
 expense.......................    322        376       540        672       638      901      870    1,133    1,086       1,408
Marketing, general and
 administrative expense........  1,081      1,108     1,049      1,162     1,136    1,240    1,270    1,331    1,295       2,217
Earnings (loss) from
 operations....................    166        230       170       (285)     (304)    (415)    (511)    (908)    (337)     (9,775)(4)
Earnings (loss) before income
 taxes and cumulative effect of
 change in accounting
 principle.....................    308        884       300       (544)     (183)    (357)    (489)    (690)    (365)    (10,249)(4)
Earnings (loss) before
 cumulative effect of change in
 accounting principle..........    221        635       203       (412)     (183)    (357)    (489)    (690)    (365)    (10,249)(4)
Cumulative effect of change in
 accounting principle..........     --         --        --        169        --       --       --       --       --          --
Net earnings (loss)............    221        635       203       (243)     (183)    (357)    (489)    (690)    (365)    (10,249)(4)
Net earnings (loss) per
 share......................... $ 0.04     $ 0.11    $ 0.04     $ (.04)(5)$(0.04)  $(0.07)  $(0.09)  $(0.13)  $(0.07)   $  (1.66)(4)
Weighted average common and
 common equivalent shares
 outstanding...................  5,638      5,595     5,525      5,399     5,236    5,245    5,269    5,277    5,302       6,175

---------------

(1) Includes a pre-tax gain of $524,200 relating to a litigation settlement.
(2) Includes a pre-tax expense of $239,358 relating to a litigation settlement.
(3) Reflects results of Neuromed from April 1, 1995.
(4) Includes non-recurring charge of purchased in-process research and development incurred in connection with the Neuromed Acquisition in the amount of $10.5 million or $(1.70) per share.
(5) Includes an increase in net income of $0.03 per share relating to the cumulative effect of a change in accounting principle.

     The level and timing of research and development expenditures for the MPS system and related products has had a significant effect on the quarterly results of operations during the past several years.

In addition, although the Company's base business (prior to the Neuromed Acquisition) has been stable on an annual revenue basis for the past few years, the Company experiences quarterly revenue fluctuations which affect results. Management currently anticipates results for the remainder of 1995 will compare favorably to the corresponding periods during 1994 as a result of the Neuromed Acquisition and a decrease in the level of research and development expenditures for the second half of 1995 compared to the first half due to the substantial completion of, and filing of the 510(k) for, the MPS system.

     Results of operations on a quarterly basis in the future will continue to depend upon numerous factors including: (i) base business fluctuations; (ii) market acceptance of new products; (iii) timing of regulatory approvals; (iv) marketing expenditures for new product introductions; (v) the Company's ability to manufacture its products efficiently; (vi) timing of research and development expenditures; and (vii) acquisitions.

LIQUIDITY AND CAPITAL RESOURCES

     Cash, cash equivalents and marketable securities totaled $4.7 million at June 30, 1995, a decrease of $556,000 from 1994 year-end. Working capital (current assets less current liabilities) was $10.8 million with a current ratio of 2.88 to 1 at June 30, 1995.

     On March 31, 1995, the Company acquired all of the outstanding capital stock of Neuromed. The Company paid $15.4 million in cash and 833,333 shares of Common Stock valued at $6.5 million for the Neuromed stock. Of the cash payment referred to above, $200,000 was paid in June 1995 as a result of a purchase price adjustment. The Company also incurred $927,000 in acquisition and financing costs. In July 1995, the Company recorded additional "earn-out" consideration of 200,000 shares of Common Stock to be issued upon the closing of the Offering (or if the Offering is not completed, in January 1996) and $1.5 million in cash payable January 1996. In January 1997 (assuming certain sales objectives are fully met), the Company is obligated to pay an amount in cash equal to $1.5 million plus the value of 200,000 shares of Common Stock at the net Offering price, all as final earn-out consideration. See "-- Overview" and "Certain Transactions."

     In connection with the purchase, the Company determined that the operations of Neuromed will be relocated to Texas by the end of the first quarter of 1996. The Company is in the process of finalizing the estimated costs of the relocation which will be recorded in the third quarter of 1995 as an adjustment to costs in excess of net assets acquired.


     On March 31, 1995, the Company entered into the Loan Agreement with NationsBank which provided $15.0 million of senior term financing utilized to pay most of the cash portion of the Neuromed purchase price and a $5.0 million working capital line. At June 30, 1995, the Company had borrowings under the working capital line of $4.2 million with a weighted average interest rate of 9.09%. The Company intends to use the net proceeds from the Offering to repay the senior term debt ($13.9 million of which is currently outstanding) and as much of the working capital indebtedness as possible ($4.6 million of which is currently outstanding). Upon repayment, NationsBank would release its liens on the Company's assets. See "Use of Proceeds."


     On September 25, 1995, NationsBank issued the Company a commitment letter providing for the amendment of the $5.0 million working capital line and the addition of a $15.0 million acquisition line. Under the commitment letter, the amended working capital line of credit would be collateralized by the Company's accounts receivable and inventory and the acquisition line, if drawn upon, would be collateralized by the Company's remaining unencumbered assets. Management expects to negotiate a dividend limitation that would apply if the acquisition line is utilized. There can, of course, be no assurance that a definitive agreement will be reached with NationsBank or any other financing source or that any loan agreement would be on the same or comparable terms to the Company's current indebtedness. The Company has no immediate plans to utilize an acquisition facility if such facility were indeed obtained.

     The Company's investment strategy is to maximize its dividend and interest yields on cash not currently employed in operating activities by investing in highly liquid investments. The Company's current investment portfolio consists primarily of interests in publicly traded real estate investment trusts and publicly traded investment grade corporate preferred stocks (which qualify for 70% dividend exclusion for tax purposes). These investments generally yield higher returns than certificates of deposit or treasury bills, but with a higher market value exposure to interest rate risk. Tightening of monetary policy by the Federal Reserve during 1994 led to a significant rise in both short- and long-term interest rates, thereby negatively affecting the value of interest rate sensitive investments. Consequently, at December 31, 1994, the Company's investment portfolio had declined in value by $918,000. As required by FAS 115, this decline is reflected as a decrease in stockholders' equity through the component entitled "unrealized loss on marketable securities." During the first half of 1995, interest rates fell, resulting in an increase in the value of the Company's portfolio of $444,000, thereby decreasing the unrealized loss component of stockholders' equity to $474,000 at June 30, 1995. During the first half of 1995, the Company was a net seller of marketable securities in the amount of $1.2 million. The Company's investment strategy has realized cumulative net gains on its investments of over $1.0 million during the past three years while continuously realizing higher interest and dividend yields compared to certificates of deposit or treasury bills. At June 30, 1995, no individual security represented more than 10% of the total portfolio or 1 1/4% of total assets. The Company's investment policies prohibit the use of derivative financial instruments.

     The Company spent $995,000 for additions to property, plant and equipment during the six months ended June 30, 1995, most of which were for manufacturing toolings and equipment for the MPS system and related products. Management expects capital expenditures for the remainder of 1995 to approximate $200,000.


     Following the Offering, management believes that current cash, cash equivalents and marketable securities, funds generated from operations, and if necessary, funds provided by a working capital line of credit, will be sufficient to satisfy normal cash operating requirements and capital requirements through the end of 1996.


CURRENCY FLUCTUATIONS

     Substantially all of the Company's international sales are denominated in U.S. dollars. Fluctuations in currency exchange rates in other countries could reduce the demand for the Company's products by increasing the price of the Company's products in the currency of the countries in which the products are sold, although management does not believe currency fluctuations have had a material effect on the Company's results of operations.


SUMMARY THIRD QUARTER OF 1995 AND NINE MONTHS OPERATING RESULTS



     On November 2, 1995, the Company reported preliminary unaudited results for the third quarter of 1995. The following preliminary unaudited results for the third quarter of 1995 and the nine months ended September 30, 1995 include results of Neuromed from April 1, 1995. Net revenues for the third quarter ended September 30, 1995 were $6.8 million, compared to $3.5 million for the same quarter a year ago, a 94.3% increase. Net earnings for the third quarter were $91,000, or $.01 per share, compared to a net loss of $489,000, or $(.09) per share for the prior year quarter. Operating results reflected research and development costs for the 1995 quarter of $1.2 million compared to $870,000 in the 1994 quarter.



     For the nine months ended September 30, 1995, net revenues were $18.1 million compared to $10.7 million for the same period a year ago, which represents a 69.2% increase. The loss for the nine month period was $10.5 million or $(1.69) per share, after taking into account the $10.5 million non-recurring charge for purchased in-process research and development incurred in connection with the Neuromed Acquisition. See "Selected Consolidated Financial Data" and "Selected Pro Forma Financial Data." This nine month period loss compares to the 1994 period loss of $1.0 million or $(.20) per share. Research and development costs for the 1995 period were $3.6 million, compared to $2.4 million for the comparable 1994 period.

                                    BUSINESS
GENERAL

     Quest designs, develops, manufactures and markets a variety of healthcare products used primarily in cardiovascular surgery, interventional pain management and intravenous fluid delivery applications. The Company operates several stable and profitable product lines, including cardiovascular products (such as pressure control valves, filters and surgical retracting tapes), specialized intravenous fluid delivery tubing sets and accessories and pressure monitoring kits used primarily in labor and delivery. The Company has levered these product lines, its existing corporate infrastructure and its core competencies in manufacturing, engineering and regulatory affairs to expand into new markets as evidenced by the internally funded development of the Quest MPS myocardial protection system, an innovative and sophisticated system designed to manage the delivery of solutions to the heart during open-heart surgery. In addition, the Company recently entered the interventional pain management market by acquiring Neuromed, which designs, develops, manufactures and markets a line of electronic SCS devices used to manage chronic severe pain.

     In 1991, Quest acquired two companies that manufactured and marketed various cardiovascular products, significantly enhancing the Company's presence in the cardiovascular products marketplace. In 1992, Quest identified a real and immediate need in this marketplace for an automated and integrated myocardial protection system that would be versatile, easy to use, efficient to monitor and cost-effective. Myocardial protection is the process of arresting and caring for the heart during open-heart surgery. The Quest MPS system is designed to integrate key functions relating to the delivery of solutions to the heart such as varying the rate and ratio of oxygenated blood, crystalloid, potassium and other additives, and controlling temperature, pressure and other variables to allow simpler, more flexible and cost-effective management of this process. The MPS system employs advanced pump, temperature control and microprocessor technologies and includes a line of captive and non-captive disposable products. The Company filed a 510(k) for its MPS system with the FDA in August 1995.

     In its continuing effort to expand into potentially high growth niche markets in the medical device industry, the Company acquired Neuromed in March 1995. SCS is gaining increased acceptance as a viable, efficacious and cost-effective treatment alternative to repeat back surgeries for relieving chronic severe back pain. The Company believes that its recently introduced CompuStim products, which are powered by radio frequency transmitters external to the body, are the technological leaders in the field. The Company is currently test marketing PainDoc, a pen-based computer system that works in tandem with the Company's CompuStim devices to assist physicians and their patients in optimizing the performance of the Company's SCS devices both pre- and post-operatively.

     Since its founding in 1979, the Company has developed, manufactured and marketed specialized intravenous fluid delivery tubing sets and accessories sold primarily to major hospitals in the United States. Over the last several years, the revenues generated by this product line, a substantial component of the Company's historical base business, have significantly aided the funding of the Company's research and development efforts. The Company manufactures and markets over 70 distinct models of specialized intravenous fluid delivery tubing sets.

BUSINESS STRATEGY

     The Company's strategy is to capitalize on its existing corporate infrastructure and apply its core competencies in medical device manufacturing, engineering and regulatory affairs to expand its presence in targeted niche markets. The Company believes that this strategy has enabled it to expand into new product lines with high growth potential such as the MPS system and family of disposable products, and into new niche markets such as the spinal cord stimulation market within the larger interventional pain management marketplace. The Company has internally funded the research and development expense involved in designing, developing and pursuing regulatory approval for products such as the MPS system. The Company believes that the historical stability of the revenue stream generated by its base business has been an important factor in the Company's ability to develop new and expanded product lines.

     Quest intends to continue pursuing its strategy through internal product development and acquisitions, with particular emphasis on the cardiovascular and interventional pain management markets. This strategy was exemplified by the Company's acquisition of two companies in 1991 that significantly enhanced the Company's presence in the cardiovascular market, and its subsequent development of the MPS system and related disposables. Quest's strategy was further demonstrated by the Company's entry into the interventional pain management market through the Neuromed Acquisition.

PRODUCTS

     The following table summarizes certain information with respect to the Company's principal products in commercial distribution and under development.


            Products                           Description/Use                      Status
---------------------------------    -----------------------------------    -----------------------
Cardiovascular
  Pressure Control Valves            Pressure control valves used during           Marketed
                                     open-heart surgery
  Arterial Line Filters and          Filters and traps used to remove              Marketed
     Bubble Traps                    potentially dangerous air and other
                                     matter from the blood during open-
                                     heart surgery
  Retract-O-Tape                     Surgical tubes used to retract and            Marketed
                                     occlude blood vessels during open-
                                     heart surgery
  MPS System and Related             Cardioplegia delivery system and         510(k) filed 8/95;
     Disposables                     related fluid delivery catheters           certain related
                                     and delivery sets                      disposables previously
                                                                                    cleared
                                                                                 for marketing

Interventional Pain Management
  SCS CompuStim Devices              Neurostimulation devices used to              Marketed
                                     relieve chronic pain
  PainDoc                            Pen-based computer system used to        Test marketed as a
                                     optimize the performance of the          computer-based data
                                     Company's implanted SCS devices             recording and
                                     both pre- and post-operatively           programming device;
                                                                            510(k) clearance 10/95
                                                                                 for use as an
                                                                              interactive medical
                                                                               treatment device
Intravenous Fluid Delivery
  Multiport(R) Sets                  Intravenous administration sets               Marketed
                                     that allow multiple drug infusions
  Anesthesia Sets                    Intravenous administration sets               Marketed
                                     that allow needleless "port"
                                     administration
Other
  Intrauterine Pressure              Catheters and transducers used to             Marketed
     Catheters/Transducers           assess the frequency, duration and
                                     intensity of contractions during
                                     high risk labor

CARDIOVASCULAR

     BACKGROUND. According to industry sources, approximately 700,000 open-heart surgeries were performed worldwide in 1994, and approximately 400,000 coronary bypass surgeries are performed annually in the United States. These complex procedures require the extensive use of various disposables, which may include the Company's valves, filters and traps. With pronounced increases in average cardiovascular patient age, number of repeat open-heart surgical procedures, and duration and complexity of open-heart surgical procedures, the process of arresting and caring for the heart ("myocardial protection") has become a focal point for the cardiovascular surgeon and the perfusionist. The perfusionist is the clinical specialist who operates the equipment that manages the delivery of blood and other fluids to the body's tissues during open-heart procedures. Myocardial protection is accomplished through the controlled delivery to the heart muscle of cardioplegia, a group of solutions including oxygenated blood, crystalloid, an arresting agent (usually potassium), medication and nutrients, and is used in virtually all open-heart procedures performed in the United States and a majority of the procedures performed worldwide.

     VALVES, FILTERS AND TRAPS. The Company manufactures and markets a line of proprietary specialized pressure control valves, pre-bypass and arterial line filters and bubble traps, which are used by the perfusionist during cardiopulmonary bypass surgery. Pressure control valves are placed in the suction line to "vent," or decompress, the heart. These valves serve a number of functions, including the maintenance of vacuum at a safe and consistent level to minimize heart muscle tissue damage, as well as the prevention of inadvertent and potentially catastrophic retrograde air flow into the heart. In 1993 and 1994, respectively, the Company introduced to the market two extensions of its pressure control valve technology, the RetroGuard valve and the PlegiaGuard valve. The RetroGuard valve is used with centrifugal pumps to prevent potential retrograde blood flow and possible air embolism. The PlegiaGuard valve is used to relieve overpressure in the cardioplegia line in the event that the line becomes inadvertently clamped or occluded. The Company's arterial line filters and bubble traps are used in the bypass circuit to remove air and other potentially dangerous matter from the blood prior to the blood's return to the patient. The Company's pre-bypass filters are used to flush the circuit external to the patient's body prior to the initiation of the bypass procedure to eliminate man-made debris within the lines.

     SURGICAL TAPES AND OTHER PRODUCTS. The Company also manufactures and markets surgical retracting tapes under the trademark Retract-O-Tape, a product line of silicone elastomer surgical tubing used to apply traction to and occlude blood vessels during surgical procedures. The Company's surgical tapes are hollow tubes, sealed at both ends to trap air, which resist collapsing when they come into contact with a body structure. The Company's ACTester product line consists of instrumentation and associated disposables used to measure the activated clotting time of blood.

     MPS SYSTEM. In 1992, based on discussions with perfusionists and cardiovascular surgeons regarding the logistical limitations of existing cardioplegia delivery systems, the Company identified a real and immediate need for an automated and integrated myocardial protection system that would be versatile, easy to use, efficient and cost-effective. Over the past several years, cardiovascular surgeons have developed advanced myocardial protection protocols for open-heart surgery that significantly complicate the safe and efficient administration of cardioplegia delivery using existing systems. Protocols now call for warm or cold cardioplegia, various levels of potassium, retrograde or antegrade cardioplegia flow, and a number of other variables. Existing cardioplegia delivery systems are limited in their ability to accommodate these evolving protocols, and are also difficult to control and monitor due to the number of different components and protocol variables. Based on its reengineering of the conceptual approach to cardioplegia delivery, the Company designed the MPS system to address the limitations of existing cardioplegia delivery systems. The Company then commissioned an independent research firm to survey over 150 surgeons and perfusionists to confirm the market demand for an automated and integrated approach to managing cardioplegia delivery.

     The Company subsequently developed, and in August 1995 filed a 510(k) with the FDA for, the MPS system. This system, which employs advanced pump, temperature control and microprocessor technologies, is designed to enable the perfusionist to vary the blood/crystalloid ratio and potassium concentration, maintain a constant blood temperature, and maintain a constant delivery pressure through an automated and integrated device. The Quest MPS instrument is designed to provide this flexibility through the simple setting of dials on its control panel. The Company believes that the MPS system will simplify the cardioplegia delivery process and thus improve the safety of this process by reducing the risk of human error.

     As a part of the MPS system, the Company has designed and developed a "captive" disposable delivery set, which fits into the instrument and is necessary to the operation of the instrument. The Company has also designed and developed additional "non-captive" disposable tubing and other accessories for use with the MPS system. These non-captive disposables are not integral to the operation of the instrument and can be purchased from other manufacturers. The Company has received FDA clearance to market certain of its non-captive disposables through the submission and approval of 510(k)s, and expects to begin marketing such products in 1995.

INTERVENTIONAL PAIN MANAGEMENT

     BACKGROUND. Within the multi-billion dollar worldwide market for interventional pain management products and services, the market for spinal cord stimulation products has begun to grow significantly in recent years. SCS devices employ neurostimulation, the process of electrically stimulating the spinal cord to reduce chronic severe neuropathic (as opposed to acute) pain by "masking" the pain signals sent to the brain. Neuropathic pain usually arises from nerve damage. SCS device implantation manages the pain associated with failed back syndrome (resulting from certain spinal disorders or unsuccessful spinal cord surgery), peripheral neuropathy, phantom limb or stump pain, ischemic pain and reflex sympathetic dystrophy. Traditionally selected as a treatment alternative after less invasive therapies and repeat spinal cord surgeries have failed to alleviate pain, SCS is gaining increased acceptance among prescribing physicians as a treatment alternative because it is reversible, relatively noninvasive and increasingly effective. The number of domestic SCS procedures has grown from approximately 4,100 in 1991 to over 5,800 in 1993, representing approximately a 40% increase over two years. A majority of SCS patients are between 40 and 59 years old, have had three to four previous back surgeries and have experienced chronic back pain for several years. The Company believes that there are currently approximately $80 to $90 million in annual domestic sales of SCS products, based on its assumptions that (i) the number of annual domestic procedures performed grows at a 20% annual rate, and
(ii) the average SCS device sells to hospitals for approximately $12,500.

     Management believes that a number of factors are driving the increased acceptance and performance of SCS products: technical advances in equipment leading to more predictable and successful outcomes; physician awareness and training; an expanding client base; and potential cost containment compared to other approaches for treating chronic back pain, especially the treatment alternative of repeat back surgeries. The average SCS procedure, including device, hospital and physician expense, costs approximately $25,000, and compared to the expense of three to four repeat back surgeries, is cost-effective. In addition, most back surgeries are performed in a hospital and require a hospital stay, while SCS procedures are typically performed on an out-patient basis.

     The market for SCS devices is currently divided between RF-coupled devices, which use an external power source, and fully implantable systems known as internal pulse generator ("IPG") devices. The Company believes that IPG devices currently account for a substantial majority of the number of SCS procedures performed, with RF-coupled devices accounting for the remainder. The Company designs, develops, manufactures and markets RF-coupled SCS devices. The primary advantages of the RF-coupled device include the simple replacement or recharge of the external battery pack, and relatively lower overall cost. Although an IPG device provides the convenience of a completely internalized system, IPG devices involve added cost, complexity and risk because repeat surgeries are required to replace the IPG power source. The Company believes that managed care and overall cost sensitivity may lead to increased selection of RF-coupled devices. Moreover, the latest generation SCS devices generally include more electrodes and dual channel receivers, both of which consume more electrical energy than an implanted power source can practically deliver over an extended period of time. Consequently, the Company believes that RF-coupled devices are beginning to gain market share.

     SCS DEVICES. The Company's SCS systems consist of three primary components: leads, a receiver and a transmitter. The leads are most commonly placed through the skin into the spinal column's epidural space. This procedure is similar to that employed by physicians to administer drugs for anesthesia and other common medical applications. Typically, one or two leads are inserted, each of which has multiple electrodes that can be used to stimulate the targeted nerve roots of the spinal cord. Each lead is then connected to the receiver, which is implanted under the skin on the side of the abdomen. The receiver contains electronics that receive RF energy and data from a source (the transmitter) outside the body, and delivers the prescribed electrical pulses to the leads. The transmitter is approximately the size of a pager, and is typically worn on a belt. Since it is external to the body, the transmitter can be easily programmed and serviced as needed, and its battery can be simply recharged or replaced.

     Neuromed introduced its first product, the Multiprogrammable Spinal Cord Stimulator, or Multistim, in 1979. Since that time, Neuromed has played a significant role in the development of SCS products. Multistim incorporated a quadrapolar electrode system within a single lead, and was considered a major innovation in the field of neurostimulation because it significantly reduced surgical time, cost and risk. Since the launch of Multistim, Neuromed has developed and introduced a wide range of RF-coupled SCS systems with a variety of options to accommodate different applications and degrees of pain.

     The Company's recently introduced CompuStim systems include four, eight and sixteen electrode leads; specialty leads for peripheral applications; single and dual channel receivers; and rechargeable transmitters and antennae. The Company believes that the CompuStim product line's multi-electrode leads and multiprogrammable electronics technology have changed the manner in which neurostimulation is performed worldwide. For example, Neuromed's "Dual Octrode" device, a recently introduced system of dual leads with eight electrodes each, creates a targeted current density that appears to be especially effective in relieving chronic axial (or body trunk) pain. Previously, quadrapolar SCS systems only relieved the leg pain associated with failed back syndrome. Industry sources support the view that the Dual Octrode device provides improved pain relief to both the legs and the back. Consequently, although the Dual Octrode device has only been on the United States market since February 1995, it now accounts for approximately 60% of Neuromed's current product revenue and, in the Company's judgment, is the technological leader in the SCS field. The Company believes that the long term results of SCS in the treatment of pain have improved as a result of the flexibility of Neuromed's designs, epitomized by the Dual Octrode product. Moreover, the ease of use of the system has expanded the potential market for these products.

     Use of the Company's current SCS products in certain operating modes consumes relatively greater amounts of electrical current, reducing the operating time of the rechargeable, externally worn battery packs. In addition, certain of the Company's current SCS products have experienced switch failures attributable in significant part to a specific brand of switches. These switches are no longer being purchased and are being replaced by a new switch that appears not to exhibit the same problems. Patient misuse has also contributed to the switch failures. Finally, the Company's SCS products have exhibited some intermittent stimulation, which the Company believes is attributable to several factors including improper antenna placement, physicians or patients adjusting stimulation below perceptible levels, improper receiver implant placement techniques and lead movement. The Company is developing and implementing improved patient and physician communications and training programs and is pursuing product design enhancements and improvements to address these matters.

     PAINDOC. In addition to its current array of SCS devices, the Company is developing and testing PainDoc, a pen-based computer system that is designed to assist physicians and their patients in optimizing the performance of the Company's SCS devices both pre- and post-operatively. PainDoc interfaces with the Company's CompuStim transmitters to optimize SCS therapy and document treatment outcomes. PainDoc allows the physician to input information regarding the patient's description of the location and intensity of the patient's pain. The resulting "pain map" is then analyzed by the computer to assess and select the most effective stimulation sets, or combination of multi-electrode stimulation arrays, to treat the pain. The selected arrays are uploaded into the patient's CompuStim transmitter. After a trial period, the patient reports to the physician the location and level of pain relief. These trial results are uploaded back into PainDoc for the physician's objective review and analysis. The physician can visually compare the patient's pain map against a stimulation map and assess whether desired levels of pain relief have been obtained and whether excess stimulation has been delivered. This process can be effective in targeting the location of desired pain relief, reducing the patchiness of pain relief delivered by many SCS devices and reducing or eliminating overstimulation.


     PainDoc enables the physician to program up to 24 different stimulation sets delivering electrical stimulation every 50 milliseconds to expand pain area coverage and relief. The Company believes that PainDoc should also allow physicians to create a broad based database tool that, by using a standardized methodology, will enable physicians to share and compare outcomes data, which can then be used to deliver more efficacious pain relief to individual patients. The Company believes that PainDoc and CompuStim devices used in tandem should significantly enhance the effectiveness, flexibility and precision of managing chronic neuropathic pain. The Company expects PainDoc to promote the selection of the Company's CompuStim devices for SCS procedures, especially as SCS devices become more complex and the pain management process becomes more refined. In October 1995, the Company received 510(k) approval from the FDA to market PainDoc as an interactive medical treatment device. See "-- Government Regulation."



     NEW PRODUCT OPPORTUNITIES. The Company believes that significant opportunities for its SCS technology exist, both in the expansion of possible applications of its existing products and in the development of new products, specifically for patients afflicted with peripheral vascular disease, angina, Parkinson's disease and motor disorders resulting from spinal cord injury or paralysis. In addition, the Company currently plans to develop other pain management products, which may include pumps, catheters, ports, needles and scopes. In October 1995, the Company licensed certain pump technology that would allow it to develop, manufacture and market implantable drug pumps that could be used in interventional pain management applications, as well as in cancer treatment and other applications. FDA approval for use of these pumps in humans will be required.


INTRAVENOUS FLUID DELIVERY

     Since its founding in 1979, the Company has developed, manufactured and marketed specialized intravenous fluid delivery tubing sets and accessories sold primarily to major hospitals in the United States. Over the last several years the revenues generated by this product line, a substantial component of the Company's historical base business, have significantly aided the funding of the Company's research and development efforts. The Company's core competencies in medical device manufacturing, engineering and regulatory affairs have largely been developed as a consequence of its experience with intravenous fluid delivery products, including the electronic intravenous pump and associated disposables business that was sold in 1987.

     The Company manufactures and markets over 70 distinct models of specialized intravenous fluid delivery tubing sets, which can be broken down into two major product categories -- Multiport(R) sets and anesthesia sets. Hospitals frequently require specialized disposable intravenous tubing sets for more complex therapy procedures employed in anesthesia administration, intravenous feeding, intensive care and cancer therapy. The Company's intravenous tubing sets generally consist of specialized tubing and connector variations that distinguish them from standard intravenous sets. The Company also manufactures and markets injection sites used in heparin and other medication administrations.

     The Company has one patented specialized tubing set, purchased primarily by the University of Texas System Cancer Center (M.D. Anderson Hospital), which is used to deliver multiple drugs for complex chemotherapy applications. M.D. Anderson accounted for $3.4 million, $3.1 million, $2.7 million and $1.5 million, or 25%, 23%, 19% and 14%, of the Company's net revenues for the years ended December 31, 1992, 1993 and 1994 and the six months ended June 30, 1995, respectively.

OTHER PRODUCTS

     The Company also designs, manufactures and markets other products for the healthcare industry, including pressure monitoring kits used in labor and delivery procedures and various critical care applications. The Company's intrauterine pressure monitoring devices are used to determine pressure within the mother's uterus primarily during high risk labor and delivery. Approximately 25% of the nearly four million births occurring annually in the United States are categorized as "high risk" due to factors such as obesity, drug use, disease, age or low fetus weight. During these procedures, a catheter is inserted into the mother's uterus to measure uterine fluid pressure. This information allows the clinician to monitor the progression of labor and to determine whether intervention is necessary or advisable. The Company's intrauterine pressure monitoring devices are marketed as kits containing all of the components required to measure uterine fluid pressure.

RESEARCH AND DEVELOPMENT

     Since 1992, the Company has focused its research and development efforts on designing and developing the MPS system and related products. The Company spent $9.0 million on the research and development of its MPS system and related products, representing over 92% of the Company's research and development expense since 1992. Although the Company plans to continue engaging in ongoing research and development to introduce new products, enhance the effectiveness, ease of use, safety and reliability of existing products and expand the applications for which its products are appropriate, particularly in the cardiovascular and interventional pain management fields, the Company expects research and development expense to decline in the near term, as a result of completing development of the MPS system and certain related products in August 1995.


     As of November 6, 1995, the Company had an in-house research and development staff of 22 engineers, technicians and designers, down from a peak number of 49 in April 1995. This staff has worked closely with cardiothoracic surgeons and perfusionists, hospital administrators, other healthcare professionals and software and hardware engineers to understand the market need for an integrated system dedicated to myocardial protection, and to design and develop the MPS system and related disposables. The Company expects to continue engaging in this collaborative effort to identify new niche market opportunities and to design and develop innovative and cost-effective products and enhancements, principally in the areas of cardiovascular surgery and interventional pain management. Research and development expense in 1992, 1993, 1994 and the first half of 1995 was $1.4 million, $1.9 million, $3.5 million and $2.5 million, respectively.


MANUFACTURING

     The Company manufactures and packages certain cardiovascular products (such as pressure control valves, filters, traps and surgical retracting tapes) and intravenous fluid delivery products at its primary manufacturing facility in Allen, Texas. This facility received ISO 9001 certification (for design and manufacturing processes) in July 1995. See "Business -- Government Regulation." Although the Company currently manufactures its line of SCS devices and related products at its ISO 9002 certified (manufacturing only) facility in Fort Lauderdale, Florida, the Company plans to transition this operation to the Allen facility during the fourth quarter of 1995 and the first quarter of 1996. Finally, the

Company manufactures certain cardiovascular products at a facility in Orange County, California, and will continue to do so for the foreseeable future.

     The Company's manufacturing processes consist of the assembly of standard and custom component parts and the testing of completed products. The Company subcontracts with various suppliers to provide it with the quantity of component parts necessary to assemble its products. Almost all of these components are available from a number of different suppliers, although certain components are purchased from single sources, who manufacture these components from the Company's toolings. For example, the Company relies on single suppliers for two separate components of the specialized oncology intravenous tubing set that the Company supplies to the University of Texas System Cancer Center (M.D. Anderson Hospital), the Company's largest customer. The Company believes that there are alternative and satisfactory sources for single-sourced components, although a sudden disruption in supply from one of these suppliers could adversely affect the Company's ability to deliver the finished product on time. The Company owns its own molds for production of a majority of the components used in specialized tubing sets and cardiovascular products. Consequently, in the event of supply disruption, the Company would be able to fabricate its own components or subcontract with another supplier, albeit after a delay in the production process.

     The Company devotes significant attention to quality control. Its quality control measures begin at the manufacturing level where components are assembled in a "clean room" environment designed and maintained to reduce product exposure to particulate matter. Products are tested throughout the manufacturing process for adherence to specifications. Finished components are shipped to outside processors for sterilization through radiation or treatment with ethylene oxide gas. After sterilization, the products are quarantined and tested before they are shipped to customers.

     Skills of assembly workers required for the manufacture of medical products are similar to those required in typical assembly operations. The Company believes that workers with these skills are readily available in the Dallas, Fort Lauderdale and Orange County areas.

SALES AND MARKETING

     The Company markets most of its cardiovascular products and intravenous fluid delivery tubing sets through direct contact with hospitals, independent sales representatives, marketing arrangements with certain distributors and, to a lesser extent, through telemarketing and direct mail. In addition, the Company employs two sales managers who oversee the distributors who sell the Company's cardiovascular products and pressure monitoring kits. The Company plans to market its MPS system and family of related products domestically through a direct sales force operating on a sales team approach. In anticipation of 510(k) clearance, the Company has hired one sales manager and anticipates hiring approximately four additional sales managers by the end of 1995, and upon 510(k) clearance, to add approximately five additional salespersons to market the MPS system and related products. The Company plans to market the MPS system and related products internationally through specialty distributors. The Company derives approximately 80% of net revenues attributable to its cardiovascular products from domestic sales and approximately 20% from European, Australian and Japanese sales.

     Neuromed has historically relied on specialty distributors to market its SCS devices, and the Company expects to continue this sales and marketing strategy. The Company employs two sales managers who oversee these specialty distributors. The primary medical specialists the Company targets in its marketing efforts are anesthesiologists, neurosurgeons and orthopedic surgeons. Although neurosurgeons were the first practitioners to use SCS applications, anesthesiologists now account for a greater percentage of sales as the relative number of these practitioners has grown and as the understanding and acceptance of SCS treatment has increased. The Company derives approximately 80% of net revenues attributable to its SCS devices from domestic sales and approximately 20% from European and Australian sales. See "Risk Factors -- Dependence on Distributor Sales."

     The University of Texas System Cancer Center (M.D. Anderson Hospital) accounted for $3.4 million, $3.1 million, $2.7 million and $1.5 million, or 25%, 23%, 19% and 14%, of the Company's net revenues for the years ended December 31, 1992, 1993 and 1994 and the six months ended June 30, 1995, respectively. The Company supplies a patented specialized tubing set used by M.D. Anderson Hospital for oncology applications. While the Company believes its relations with this customer are good, and while net revenues in percentage terms have declined over time and are expected to decline further as a result of the Neuromed Acquisition, the loss of this customer could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors -- Reliance on Major Customer."

COMPETITION

     In marketing its products, the Company competes with numerous companies that have substantially greater financial resources and engage in substantially greater research and development efforts than the Company. Numerous competitors exist for the Company's cardiovascular products, specialized tubing sets and pressure monitoring kits. These markets are dominated by established manufacturers that have broader product lines, greater distribution capabilities, substantially greater capital resources and larger marketing, research and development staffs and facilities than the Company. Many of these competitors offer broader product lines within the specific product market and/or in the general field of medical devices and supplies. Broad product lines give many of the Company's competitors the ability to negotiate exclusive, long term medical device supply contracts and, consequently, the ability to offer comprehensive pricing of their competing products. By offering a broader product line in the general field of medical devices and supplies, competitors may also have a significant advantage in marketing competing products to group purchasing organizations, HMOs and other managed care organizations that are increasingly seeking to reduce costs through centralization of purchasing functions. In addition, the Company's competitors may use price reductions to preserve market share in their product markets. See "Risk Factors -- Intense Competition, Continual Technological Change and New Surgical Techniques."

     The Company is aware of at least two cardioplegia delivery systems currently in development or in clinical testing that would compete with the MPS system. Both products have received FDA 510(k) market clearance. While these products represent improvements over cardioplegia delivery systems currently in use, the Company believes that the MPS system will offer a greater range of functionality, flexibility and ease-of-use. In addition, innovations in surgical techniques or medical practices could have the effect of reducing or eliminating market demand for one or more of the Company's products. For example, some cardiovascular surgeons and medical device companies are developing techniques, procedures and devices for performing coronary artery bypass surgery without stopping the heart, both through open-heart surgery and minimally invasive procedures, thereby eliminating the need for myocardial protection in these cases and potentially reducing the market for Quest's MPS system. While these techniques, procedures and devices have not to date attained widespread use, there can be no assurance that they will not gain broader market acceptance. While these and other surgical techniques, procedures and devices may reduce the number of coronary artery bypass procedures that require myocardial protection, the Company believes that most, if not all, surgical suites will need to be equipped with a myocardial protection system. See "Risk Factors -- Intense Competition, Continual Technological Change and New Surgical Techniques."

     Neuromed competes in the market for SCS devices with one other significant supplier, Medtronic, Inc. Medtronic holds a substantial majority share of the market and sells both RF-coupled systems and IPG devices. See "-- Interventional Pain Management -- Background."

     The Company believes that the principal competitive factors in the cardiovascular, interventional pain management and intravenous fluid delivery markets are cost-effectiveness, impact on patient outcomes, product performance, quality and ease of use, technical innovation and customer service. The Company intends to continue to compete on the basis of its high performance products, innovative technologies, manufacturing capability, close customer relations and support and its strategy to increase its offerings of products within these markets.

PATENTS, TRADEMARKS AND PROPRIETARY RIGHTS

     The Company owns nineteen United States patents relating to products that the Company currently sells or develops. Although one such patent is scheduled to expire in February 1996 and another is scheduled to expire in January 1997, the Company does not believe that either expiration will have a material adverse effect on the Company or its ability to sell the applicable products. Twelve of the nineteen patents cover the Company's cardiovascular products. From 1993 through 1995, the Company filed four applications for patents relating to the MPS system and related products, one of which was issued in January 1995. The issued patent contains 69 claims, many of which, in the Company's opinion, contain broad coverage of key elements of the MPS system, including the MPS system's innovative methods of pumping, mixing and heating fluids. Management believes that the issued patent should provide significant protection for its MPS system. The three other patent applications are pending.

     Neuromed currently owns four of the United States patents referred to above, and also owns five foreign patents. In management's view, these patents offer reasonable coverage of its SCS devices' electrode, receiver and transmitter technology. These patents cover both RF-coupled devices and IPG systems, although the Company currently manufactures only RF-coupled devices. The Company is assessing whether it will file for patent protection concerning its PainDoc product. The Company also owns three patents relating to its intravenous fluid delivery tubing sets and accessories and other products.

     The validity of any patents issued to the Company may be challenged by others and the Company could encounter legal and financial difficulties in enforcing its patent rights against infringers. In addition, there can be no assurance that other technologies cannot or will not be developed or that patents will not be obtained by others which would render the Company's patents obsolete. With the possible exception of the patent relating to the specialized tubing sets manufactured for the University of Texas System Cancer Center (M.D. Anderson Hospital), the loss of any one patent would not have a material adverse effect on the Company's current revenue base. Although the Company does not believe that patents are the sole determinant in the commercial success of its products, the loss of a significant percentage of its patents or its patents relating to a specific product line, particularly the MPS system or Neuromed's SCS product line, could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company has developed significant technical knowledge which, although non-patentable, is considered by the Company to be significant in enabling it to compete. However, the proprietary nature of such knowledge may be difficult to protect. The Company has entered into an agreement with each key employee prohibiting such employee from disclosing any confidential information or trade secrets of the Company and prohibiting that employee from engaging in any competitive business while the employee is working for the Company and for a period of one year thereafter. In addition, these agreements also provide that any inventions or discoveries relating to the business of the Company by these individuals will be assigned to the Company and become the Company's sole property.

     Claims by competitors and other third parties that the Company's products allegedly infringe the patent rights of others could have a material adverse effect on the Company. The medical device industry is characterized by frequent and substantial intellectual property litigation. The cardiovascular device market and the interventional pain management markets are maturing and, as such, are characterized by extensive patent and other intellectual property claims, which can create greater potential than in less developed markets for possible allegations of infringement, particularly with respect to newly developed technology. Intellectual property litigation is complex and expensive, and the outcome of this litigation is difficult to predict. Any future litigation, regardless of outcome, could result in substantial expense to the Company and significant diversion of the efforts of the Company's technical and management personnel. An adverse determination in any such proceeding could subject the Company to significant liabilities to third parties, or require the Company to seek licenses from third parties or pay royalties that may be substantial. Furthermore, there can be no assurance that necessary licenses would be available to the Company on satisfactory terms or at all. Accordingly, an adverse determination in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent the Company from manufacturing or selling certain of its products, which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors -- Dependence on Patents and Proprietary Rights."

     QUEST, MULTIPORT, RETROGUARD, RETRACT-O-TAPE, ACTest and DUO-TUBE are among the Company's registered trademarks, and MPS, COMPUSTIM, PAINDOC and ACTester are among its non-registered trademarks. Registration applications are pending with respect to MPS, COMPUSTIM and PAINDOC.

GOVERNMENT REGULATION


     The manufacture and sale of the Company's products are subject to regulation by numerous governmental authorities, principally the FDA and corresponding foreign agencies. The research and development, manufacturing, promotion, marketing and distribution of the Company's products in the United States are governed by the Federal Food, Drug, and Cosmetic Act and the regulations promulgated thereunder (the "FDC Act and Regulations"). The Company is subject to inspection by the FDA for compliance with such regulations and procedures.


     The FDA has traditionally pursued a rigorous enforcement program to ensure that regulated entities such as the Company comply with the FDC Act and Regulations. A company not in compliance may face a variety of regulatory actions, including warning letters, product detentions, device alerts, mandatory recalls or field corrections, product seizures, injunctive actions or civil penalties and criminal prosecutions of the company or responsible employees, officers and directors.

     Under the FDA's requirements, if a manufacturer can establish that a newly developed device is "substantially equivalent" to a legally marketed device, the manufacturer may seek marketing clearance from the FDA to market the device by filing a 510(k) premarket notification with the FDA. The 510(k) premarket notification must be supported by data establishing the claim of substantial equivalence to the satisfaction of the FDA. The process of obtaining a 510(k) clearance typically can take several months to a year or longer. If substantial equivalence cannot be established, or if the FDA determines that the device requires a more rigorous review, the FDA will require that the manufacturer submit a PMA that must be carefully reviewed and approved by the FDA prior to sale and marketing of the device in the United States. The process of obtaining a PMA can be expensive, uncertain and lengthy, frequently requiring anywhere from one to several or more years from the date of FDA submission. Both a 510(k) and a PMA, if granted, may include significant limitations on the indicated uses for which a product may be marketed. FDA enforcement policy strictly prohibits the promotion of approved medical devices for unapproved uses. In addition, product approvals can be withdrawn for failure to comply with regulatory requirements or the occurrence of unforeseen problems following initial marketing. Although all of the Company's currently marketed products have been the subject of successful 510(k) submissions, and the Company believes that its products currently in development will also be eligible for the 510(k) submission process, there can be no assurance that the FDA will agree with this view.

     In the second quarter of 1994, the Company held a pre-submission meeting with the FDA's Office of Device Evaluation to determine whether the MPS system qualified for a 510(k) filing. Based on its meeting with the FDA, the Company concluded that the MPS system would qualify for 510(k) treatment, and opted to file its application with test data to facilitate the FDA's review. After compiling test data over the course of 1995, the Company filed its 510(k) notification in August 1995. The Company expects to introduce MPS and related products to commercial markets if and when the FDA clears MPS to market. There can be no assurance that the FDA will consider the MPS system under 510(k), that such clearance will be obtained or that it will be obtained without delay. See "Risk Factors -- Government Regulation; Uncertainty of Obtaining Regulatory Clearance."


     The Company's PainDoc product has been marketed as a data recording and programming device for use with the Company's CompuStim devices. In October 1995, the Company received 510(k) clearance from the FDA to market PainDoc as an interactive medical treatment device as well. As a data recording and programming device, PainDoc can be used to record important information regarding the location and intensity of a patient's pain, analyze that data, and automate the selection of a large number of electrode arrays that would be difficult to select manually. PainDoc is then used to program the most efficacious electrode arrays to alleviate the patient's pain. As an interactive medical treatment device, this data collection, analysis, selection and programming process can be accomplished while the patient is receiving neurostimulation, where before, the transmitter had to be disconnected during the analysis and programming phase. The Company believes that as an interactive medical treatment device, PainDoc's value is enhanced because the physician can accelerate the treatment process through "live" testing.


     The Company is also subject to regulation in each of the foreign countries in which it sells its products with regard to product standards, packaging requirements, labeling requirements, import restrictions, tariff regulations, duties and tax requirements. Many of the regulations applicable to the Company's products in such countries are similar to those of the FDA. The national health or social security organizations of certain countries require the Company's products to be qualified before they can be marketed in those countries. To date, the Company has not experienced significant difficulty in complying with these regulations.

     To position itself for access to European and other international markets, Quest sought and obtained certification under the ISO 9000 Series of Standards. ISO 9000 is a set of integrated requirements, which when implemented, form the foundation and framework for an effective quality management system. These standards were developed and published by the ISO, a worldwide federation of national standard bodies, founded in Geneva, Switzerland in 1946. ISO has over 92 member countries. ISO certification is widely regarded as essential to enter Western European markets.

     The Company obtained certification and was registered as an ISO 9001 compliant company on July 1, 1995. The ISO 9001 registration is the most stringent standard in the ISO series and lasts for three years. The German notified body, Landesgewerbeanstalt Bayern ("LGA") issued the certificate. The ISO 9001 standards cover design, production, installation and servicing of products. The Company will be subject to an annual audit by LGA to maintain the registration. This registration will simplify the process of obtaining the "CE" mark for its products. This CE mark enables a company's products to be marketed, sold and used throughout the European Union.

     In 1991, prior to its acquisition by the Company, Neuromed commenced clinical trials of a fully implantable SCS device in the United States and Europe. In late 1993, the FDA cancelled the IDE relating to this product and rescinded Neuromed's export authority for this product due to alleged violations by Neuromed, under its prior management, of applicable rules and regulations, including good manufacturing practices. The clinical trials were discontinued and the product was withdrawn from the market. During this period, Neuromed also encountered regulatory difficulties in the United Kingdom due to alleged noncompliance with applicable rules and regulations. Quest is engaged in a process intended to restore good relations with regulatory authorities in the United Kingdom. There can be no assurances that the Company will not encounter similar difficulties in the future.

     The financial arrangements through which the Company markets, sells and distributes its products may be subject to certain federal and state laws and regulations in the United States with respect to the provision of services or products to patients who are Medicare or Medicaid beneficiaries. The "fraud and abuse" laws and regulations prohibit the knowing and willful offer, payment or receipt of anything of value to induce the referral of Medicare or Medicaid patients for services or goods. In addition, the physician anti-referral laws prohibit the referral of Medicare or Medicaid patients for certain "Desig-nated Health Services" to entities in which the referring physician has an ownership or compensation interest. Violations of these laws and regulations may result in civil and criminal penalties, including substantial fines and imprisonment. In a number of states, the scope of fraud and abuse or physician anti-referral laws and regulations, or both, have been extended to include the provision of services or products to all patients, regardless of the source of payment, although there is variation from state to state as to the exact provisions of such laws or regulations. In other states, and, on a national level, several health care reform initiatives have been proposed which would have a similar impact. The Company believes that its operations and its marketing, sales and distribution practices currently comply in all respects with all current fraud and abuse and physician anti-referral laws and regulations, to the extent they are applicable. Although the Company does not believe that it will need to undertake any significant expense or modification to its operations or its marketing, sales and distribution practices to comply with federal and state fraud and abuse and physician anti-referral regulations currently in effect or proposed, financial arrangements between manufacturers of medical devices and other health care providers may be subject to increasing regulation in the future. Compliance with such regulation could adversely affect the Company's marketing, sales and distribution practices, and may affect the Company in other respects not presently foreseeable, but which could have an adverse impact on the Company's business, financial condition and results of operations.

THIRD PARTY REIMBURSEMENT AND COST CONTAINMENT

     The Company's products are purchased primarily by hospitals and other users, which then bill various third party payors for the services provided to the patients. These payors, which include Medicare, Medicaid, private insurance companies and managed care organizations, reimburse part or all of the costs and fees associated with the procedures performed with these devices.

     Medicare and Medicaid reimbursement for hospitals is based on a fixed amount for admitting a patient with a specific diagnosis. Because of this fixed reimbursement method, hospitals have incentives to use less costly methods in treating Medicare and Medicaid patients, and will frequently make capital expenditures to take advantage of less costly treatment technologies. Frequently, reimbursement is reduced to reflect the availability of a new procedure or technique, and as a result hospitals are generally willing to implement new cost saving technologies before these downward adjustments take effect. Likewise, because the rate of reimbursement for certain physicians who perform certain procedures has been and may in the future be reduced in the event of further changes in the resource-based relative value scale method of payment calculation, physicians may seek greater cost efficiency in treatment to minimize any negative impact of reduced reimbursement. Any amendments to existing reimbursement rules and regulations which restrict or terminate the reimbursement eligibility (or the extent or amount of coverage) of medical procedures using the Company's products or the eligibility (or the extent or amount of coverage) of the Company's products could have an adverse impact on the Company's business, financial condition and results of operations. Third party payors are increasingly challenging the prices charged for medical products and services and may deny reimbursement if they determine that a device was not used in accordance with cost-effective treatment methods as determined by the payor, was experimental or was used for an unapproved application.

     The Company's SCS devices, for example, while cost-effective compared to repeat back surgeries, have encountered some resistance to third party reimbursement. Although Medicare, Medicaid and many private insurers reimburse for the SCS device and procedure, especially after repeat back surgeries have failed to relieve the chronic pain, certain payors refuse to reimburse for SCS devices and others, including the Veterans Administration, restrict reimbursement. There can be no assurance that in the future, third party payors will continue to reimburse for the Company's products, or that their reimbursement levels will not adversely affect the profitability of the Company's products. In addition, the cost of health care has risen significantly over the past decade, and there have been and may continue to be proposals by legislators and regulators to curb these costs. Legislative action limiting reimbursement for certain procedures could have a material adverse effect on the Company's business, financial condition and results of operations.

     In response to the focus of national attention on rising health care costs, a number of changes to reduce costs have been proposed or have begun to emerge. There have been, and may continue to be, proposals by legislators and regulators and third party payors to curb these costs. There has also been a significant increase in the number of Americans enrolling in some form of managed care plan. It has become a typical practice for hospitals to affiliate themselves with as many managed care plans as possible. Higher managed care penetration typically drives down the prices of health care procedures, which in turn places pressure on medical supply prices. This causes hospitals to implement tighter vendor selection and certification processes, by reducing the number of vendors used, purchasing more products from fewer vendors and trading discounts on price for guaranteed higher volumes to vendors. Hospitals have also sought to control and reduce costs over the last decade by joining group purchasing organizations or purchasing alliances. The Company cannot predict what continuing or future impact existing or proposed legislation, regulation or such third party payor measures may have on its future business, financial condition or results of operations.

     Changes in reimbursement policies and practices of third party payors could have a substantial and material impact on sales of certain of the Company's products. The development or increased use of more cost-effective treatments could cause such payors to decrease or deny reimbursement to favor these other treatments. See "Risk Factors -- Cost Pressures on Medical Technology; Third Party Reimbursement."

EMPLOYEES


     As of November 6, 1995, the Company employed approximately 214 full-time employees, 22 in research and development, 30 in sales and marketing, 120 in manufacturing and related operations, and the remainder in executive and administrative positions. The Neuromed Acquisition has added 56 of these employees to the existing employee base. None of the Company's employees is represented by a labor union, and the Company considers its employee relations to be good.


ADVISORY BOARD

     The Company has established a Board of Clinical Advisors (the "Advisory Board") comprised of individuals with substantial expertise in the field of myocardial protection who have played instrumental roles in the identification of the market need for the MPS system and its subsequent design and development. Members of the Company's management and scientific and technical staff consult closely with the Advisory Board to better understand the technical and clinical requirements of the cardiovascular surgical team and product functionality needed to meet those requirements. The Company anticipates that these Advisory Board members will continue to play similar roles with respect to other products, and may assist the Company in educating other physicians in the use of the MPS system and related products.

     Certain members of the Advisory Board are employed by academic institutions and may have commitments to or consulting or advisory agreements with other entities that may limit their availability to the Company. The members of the Advisory Board may also serve as consultants to other medical device companies. No members are expected to devote more than a small portion of their time to the Company.

FACILITIES

     In December 1993, the Company moved into its new manufacturing facility and executive offices in Allen, Texas (located north of Dallas). The facility covers approximately 107,000 square feet and was constructed during 1993 on a 19.2 acre tract that the Company acquired in 1985. The Company borrowed $4.4 million from MetLife Capital Corporation to construct and outfit this facility. This financing is collateralized by the Allen land, the Allen facility and certain equipment of the Company. See Note 3 of the Notes to the Quest Consolidated Financial Statements. Management expects the current facility to serve its manufacturing, storage and executive office needs in the Dallas area for the foreseeable future.

     The Company also currently leases approximately 4,600 square feet of office and manufacturing space in Orange County, California on a month-to-month basis. The Company plans to continue manufacturing certain cardiovascular surgery products at this facility for the foreseeable future.

     Neuromed leases approximately 18,000 square feet of office and manufacturing space in Fort Lauderdale, Florida, where it manufactures and markets its SCS devices. The Company plans to transition the SCS manufacturing and marketing functions to its headquarters in Allen by the end of the first quarter of 1996. Pending this move, the Company believes this facility will serve Neuromed's needs.

LEGAL PROCEEDINGS

     As a consequence of the Neuromed Acquisition in March 1995, the Company is currently a party to certain product liability claims relating to SCS devices sold by Neuromed prior to the acquisition, including one claim relating to a fully implantable device, which was recalled by Neuromed. Product liability insurers have assumed responsibility for defending the Company against these claims, subject to reservation of rights in certain cases. Although the Company is entitled to contractual indemnification from Neuromed's former owner with respect to any losses exceeding its product liability insurance coverage, there can be no assurances that the Company will not incur significant monetary liability to the claimants if such insurance or indemnification is unavailable or inadequate for any reason, or that the Company's SCS business and new SCS product lines will not be adversely affected by these product liability claims. While the Company seeks to maintain appropriate levels of product liability insurance with coverage that the Company believes is comparable to that maintained by companies similar in size and serving similar markets, there can be no assurance that the Company will avoid significant future product liability claims relating to its SCS, cardiovascular, intravenous fluid delivery or other products. See "Risk Factors -- Potential Product Liability and Recall; Possible Insurance Limitations" and "-- Government Regulation."

     Except for such product liability claims and other ordinary routine litigation incidental or immaterial to its business, the Company is not currently a party to any other pending legal proceeding. The Company maintains general liability insurance against risks arising out of the normal course of business.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth information regarding the directors and executive officers of the Company:

                     NAME                   AGE                   POSITION
    --------------------------------------  ---   ----------------------------------------
    Thomas C. Thompson....................  57    President, Chief Executive Officer and
                                                    Director
    David O. Turner.......................  48    Executive Vice President and Chief
                                                    Operating Officer
    F. Robert Merrill III.................  45    Senior Vice President-Finance, Chief
                                                    Financial Officer, Treasurer and
                                                    Secretary
    James P. Calhoun......................  45    Vice President-Human Resources
    George L. Carlson.....................  54    Vice President
    Eric D. Dufford.......................  37    Vice President-Sales and Marketing
    Kenneth A. Jones......................  39    Vice President-Research and Development
    O. Mark Samples.......................  45    Vice President-Manufacturing
    W. Lynn Switzer.......................  47    Vice President-Quality Control
    John A. Gula(1)(2)....................  55    Director
    Linton E. Barbee(3)...................  57    Director
    Hugh M. Morrison(1)(2)................  48    Director
    Robert C. Eberhart, Ph.D(3)...........  58    Director
    Michael J. Torma, M.D(1)..............  53    Director

---------------

(1) Member of the Compensation Committee of the Board of Directors.
(2) Member of the Stock Option Committee of the Board of Directors.
(3) Member of the Audit Committee of the Board of Directors.

     Directors hold office until their term expires and until their successors have been elected and qualified. Officers are appointed annually and serve at the discretion of the Board of Directors. There are no family relationships among executive officers or directors of the Company.

     Mr. Thompson co-founded the Company and has been President and Director of the Company since May 1979 and Chief Executive Officer since May 1984. From January 1970 to September 1978, Mr. Thompson was President of Vicra Sterile, Inc. ("Vicra"), a company that developed, manufactured and marketed specialty medical devices in the field of intravenous therapy. Vicra was acquired by Baxter Travenol, Inc. in January 1974.

     Mr. Turner has been Executive Vice President and Chief Operating Officer of the Company since April 1994. From August 1972 to April 1994, Mr. Turner was employed by Texas Instruments in various capacities including Worldwide Operations Manager of the Consumer Products Division from August 1990 to April 1994, Materials Manager Center Site and Operations Manager for the Defense Group from October 1989 to August 1990 and as Quality Manager for the Electro-Optics division of the Defense Group from July 1982 to October 1989.

     Mr. Merrill has been Senior Vice President-Finance of the Company since July 1995, Chief Financial Officer since April 1994, Secretary since February 1989 and Vice President-Finance and Treasurer since February 1981. Mr. Merrill joined the Company in October 1979 as Director of Manufacturing Operations. Mr. Merrill was employed by Vicra from October 1975 to October 1979, where he held several positions including Production Manager, Materials Manager and Controller.

     Mr. Calhoun has been Vice President-Human Resources of the Company since April 1995. From May 1992 to April 1995, Mr. Calhoun was Executive Director of Hogan Quality Institute, a management consulting firm. From February 1988 to May 1992, Mr. Calhoun was the Vice President of Human Resources and Corporate Quality Programs of Harris Adacom Corporation, a data communications company.

     Mr. Carlson has been Vice President of the Company since April 1995. Since January 1993, Mr. Carlson has served as the President of Neuromed, and from January 1990 to December 1992, served as its Vice President of Sales and Marketing. Mr. Carlson has over 15 years of sales and marketing management experience in electrical stimulation products with Pfizer, Inc., 3M, Medtronic, Inc. and other medical ventures.

     Mr. Dufford has been Vice President-Sales and Marketing of the Company since June 1994. From January 1991 to May 1994, Mr. Dufford was employed by St. Jude Medical, Inc., a medical device company, where he held various positions within the sales and marketing area, including Director of International Sales from January 1993 to May 1994, and as Domestic Regional Manager from January 1991 to December 1992. From June 1983 to December 1990, Mr. Dufford was employed by Shiley, Inc. where he held various positions within the Cardiopulmonary Division, including Regional Manager.

     Mr. Jones has been Vice President-Research and Development of the Company since March 1993. From August 1991 to February 1993, Mr. Jones was Director of Research and Development of the Company. From March 1978 to July 1991, Mr. Jones was employed by the Shiley Division of Pfizer, Inc. where he held various positions in research and development including Manager of New Product Development for Cardiopulmonary Products from March 1990 to July 1991.

     Mr. Samples has been Vice President-Manufacturing of the Company since March 1990. From November 1983 to February 1990, Mr. Samples was Director of Manufacturing of the Company. He joined the Company in April 1982 as a project manager in the research and development group.

     Mr. Switzer has been Vice President-Quality of the Company since April 1991 and was Director of Quality of the Company from October 1990 to March 1991. From September 1971 to September 1990, Mr. Switzer was employed by Baxter International where he held various positions within the quality assurance area, including Director of Regulatory Affairs and Quality Assurance.

     Mr. Gula co-founded the Company and has been a Director of the Company since its inception. Since January 1986, Mr. Gula has been an independent healthcare consultant. Prior to 1986, Mr. Gula served as Executive Vice President and Secretary of the Company for seven years.

     Mr. Barbee has been a Director of the Company since 1983. Since October 1990, Mr. Barbee has been a partner with the law firm of Fulbright & Jaworski, L.L.P. Prior to October 1990, Mr. Barbee was a partner with the law firm of Hughes & Luce, L.L.P. for approximately four years.

     Mr. Morrison has served as a Director of the Company since 1983. Mr. Morrison has been engaged as an independent business consultant and investor since January 1993. From 1989 through 1992, Mr. Morrison served as President and Chief Executive Officer of American Funeral Services Corporation (formerly Golden Era Services, Inc.). Mr. Morrison is a director of Owen Healthcare, Inc., and Equal Net Holding Corp. From March 1984 to October 1991, Mr. Morrison served as a director of Dow B. Hickam, Inc., a pharmaceutical company.

     Dr. Eberhart has served as Director of the Company since 1994 and also serves on the Company's Board of Clinical Advisors. Since August 1990, Dr. Eberhart has served as Chairman of the Board of the Biomedical Engineering Program at the University of Texas Southwestern Medical Center at Dallas.

     Dr. Torma has been a Director of the Company since 1994. Dr. Torma has served as Chair of Surgical Services of Presbyterian Hospital of Dallas and Chairman of the Institute for Surgical Sciences of Presbyterian Healthcare Systems since October 1992. Prior to that time, Dr. Torma served as Command Surgeon, Strategic Air Command of the USAF from August 1990 to September 1992 and Chief of Professional Affairs and Quality Assurance for the USAF Medical Services from September 1988 to August 1990.

EXECUTIVE COMPENSATION

     Summary Compensation. The following table reflects, for the year ended December 31, 1994, the cash and noncash compensation paid by the Company to the Company's Chief Executive Officer and any other executive officer of the Company whose salary and bonuses exceeded $100,000 for services rendered in all capacities (the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                   ANNUAL COMPENSATION
                                                  ----------------------          ALL OTHER
                                       YEAR        SALARY         BONUS        COMPENSATION(1)
                                       ----       --------       -------       ---------------
    Thomas C. Thompson                 1994       $168,480       $39,206           $ 4,500
      Chief Executive Officer          1993        164,077        23,918             4,497
                                       1992        162,000        21,393             4,364
    David O. Turner                    1994         84,675        18,911                --
      Chief Operating Officer          1993             --            --                --
                                       1992             --            --                --
    F. Robert Merrill III              1994         92,150        12,185             3,057
      Chief Financial Officer          1993         89,449         7,972             2,937
                                       1992         88,320         6,702             2,496

---------------

(1) Reflects matching employer contributions under the Company's Employees Saving Plan (401K).

     None of the Named Executive Officers received personal benefits, securities or property in excess of the lesser of $50,000 or 10% of such individual's reported salary and bonus. The Company did not grant any restricted stock awards, long term incentive plan payouts or stock appreciation rights to the Named Executive Officers in 1994, 1993 or 1992.

     Option Grants. The following table sets forth the number of options granted and the estimated exercisable value for Mr. Turner during the year ended December 31, 1994. During such year, no options were granted to Messrs. Thompson or Merrill and no SARs were granted to any of the Named Executive Officers.

               OPTION GRANTS DURING YEAR ENDED DECEMBER 31, 1994

                                          NUMBER OF      % OF TOTAL
                                          SECURITIES      OPTIONS
                                          UNDERLYING     GRANTED TO
                                           OPTIONS      EMPLOYEES IN    EXERCISE OR    EXPIRATION
                    NAME                   GRANTED      FISCAL YEAR     BASE PRICE        DATE
    ------------------------------------  ----------    ------------    -----------    ----------
    David O. Turner.....................    51,500            29%          $4.61       April 2004

     The following table provides information related to options exercised by the Named Executive Officers during the year ended December 31, 1994 and the number and value of options held at year end. The Company does not have any SARs outstanding.

                       AGGREGATE OPTION EXERCISES IN 1994
                     AND FISCAL YEAR-END 1994 OPTION VALUES

                                                        NUMBER OF UNEXERCISED         VALUE OF UNEXERCISED
                                                          OPTIONS AT FISCAL          IN-THE-MONEY OPTIONS AT
                              SHARES                          YEAR-END                 FISCAL YEAR-END(1)
                            ACQUIRED ON    VALUE     ---------------------------   ---------------------------
           NAME              EXERCISE     REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
--------------------------  -----------   --------   -----------   -------------   -----------   -------------
Thomas C. Thompson........     2,000      $10,850      116,170             --       $ 417,863       $    --
David O. Turner...........        --           --           --         51,500              --        32,960
F. Robert Merrill III.....        --           --       41,457          3,863         140,620         9,039

---------------

(1) Value based on the difference between the fair market value of the shares of Common Stock at December 31, 1994, and the exercise price of the options.

BENEFIT PLANS AND OTHER ARRANGEMENTS

     1979 Stock Option Plan. Pursuant to the 1979 Stock Option Plan, officers and other employees of the Company may receive options to purchase shares of Common Stock. The 1979 Stock Option Plan was approved by the Board in 1979 and amended and approved by the shareholders in 1992. The 1979 Stock Option Plan provides for the grant of both incentive stock options intended to qualify for preferential tax treatment under Section 422 of the Internal Revenue Code of 1986, as amended, and nonqualified stock options that do not qualify for this treatment. The exercise price of all options granted under the 1979 Stock Option Plan must equal or exceed the fair market value of the Common Stock at the time of grant. The 1979 Stock Option Plan is administered by the Stock Option Committee.


     A total of 1,019,867 shares of Common Stock has been reserved for issuance under the 1979 Stock Option Plan. As of November 6, 1995, there were outstanding options to purchase an aggregate of 570,022 shares, at a weighted average exercise price of $3.36 per share, pursuant to the 1979 Stock Option Plan. Only 7,705 shares of Common Stock remain available under the 1979 Stock Option Plan for the grant of additional non-qualified stock options. (A total of 442,140 shares had previously been issued upon the exercise of stock options granted under the plan.)


     1987 Stock Option Plan. On December 22, 1987, the Board of Directors approved the 1987 Stock Option Plan. Pursuant to the 1987 Stock Option Plan, certain officers of the Company received options to purchase shares of Common Stock. The 1987 Stock Option Plan provides for the grant of nonqualified stock options that do not qualify for preferential tax treatment under Section 422 of the Internal Revenue Code of 1986, as amended. The exercise price of all options granted under the 1987 Stock Option Plan must equal or exceed the fair market value of the Common Stock at the time of grant. The 1987 Stock Option Plan is administered by the disinterested members of the Board of Directors.


     A total of 302,910 shares of Common Stock has been reserved for issuance under the 1987 Stock Option Plan. As of November 6, 1995, there were outstanding options to purchase an aggregate of 95,910 shares, at a weighted average exercise price of $1.45 per share pursuant to the 1987 Stock Option Plan. No shares of Common Stock remain available under the 1987 Stock Option Plan for the grant of additional stock options. (A total of 207,000 shares have been previously issued upon the exercise of stock options granted under the plan.)


     1995 Stock Option Plan. On March 30, 1995 and June 22, 1995, respectively, the Board of Directors and shareholders of the Company approved the 1995 Stock Option Plan. Pursuant to the 1995 Stock Option Plan, officers or other employees of the Company or any of its subsidiaries (including Neuromed) are eligible to receive stock option grants under the 1995 Stock Option Plan. The 1995 Stock Option Plan provides for the grant of both incentive stock options intended to qualify for preferential tax treatment under Section 422 of the Internal Revenue Code of 1986, as amended, and nonqualified stock options that do not qualify for this treatment. The exercise price of all options granted under the 1995 Stock Option Plan must equal or exceed the fair market value of the Common Stock at the time of grant. The 1995 Stock Option Plan is administered by the Stock Option Committee.


     A total of 250,000 shares of Common Stock has been reserved for issuance under the 1995 Stock Option Plan; provided, however, that on January 1 of each year (commencing on January 1, 1996), the aggregate number of shares of Common Stock reserved for issuance under the Plan shall be increased by the same percentage that the total number of issued and outstanding shares of Common Stock increased from the preceding January 1 to the following December 31 (if such percentage is positive). As of November 6, 1995, the Company had outstanding options under the 1995 Stock Option Plan to purchase an aggregate of 207,000 shares, at a weighted average exercise price of $8.09 per share, pursuant to the 1995 Stock Option Plan.


     Directors' Plan. The Quest Medical, Inc. Directors' Stock Option Plan (the "Directors' Plan") provides for grants of nonqualified stock options, which are nontransferable, to purchase shares of Common Stock to directors and members of the Advisory Board of the Company. Options granted under the Directors' Plan vest ratably over a four-year period and the exercise period for such options cannot exceed six years. Under the Directors' Plan, the option price per share cannot be less than the fair market value per share on the date the option is granted. The Company has reserved 557,635 shares of Common Stock for issuance under the Directors' Plan. As of November 6, 1995, the Company had outstanding options to purchase an aggregate of 239,716 shares, at a weighted average exercise price of $3.74 per share pursuant to the Directors' Plan. Only 67,750 shares of Common Stock remain available under the Directors' Plan for the grant of additional stock options. (A total of 250,169 shares have been previously issued upon exercise of stock options granted under the plan.) The Directors' Plan is administered by the Stock Option Committee.



     During the year ended December 31, 1994, two directors were granted options under the Directors' Plan. Robert C. Eberhart, Ph.D. was granted options to purchase 15,450 shares of Common Stock at an exercise price of $4.245 and Michael J. Torma, M.D. was granted options to purchase 15,000 shares of Common Stock at an exercise price of $6.375. During the year ended December 31, 1994, no options were exercised under the Directors' Plan; however, during April 1995, two directors exercised options which were scheduled to expire during May and August 1995. Linton E. Barbee purchased 15,450 shares of Common Stock at an exercise price of $2.18. The net value of such securities to Mr. Barbee at the time of exercise (market value less exercise price) was $78,331. Hugh M. Morrison purchased 6,180 shares of Common Stock at an exercise price of $1.45. The net value of such securities to Mr. Morrison was $38,161. In June 1995, Michael J. Torma, M.D. exercised options to purchase 3,750 shares of Common Stock at an exercise price of $6.375. The net value of such securities to Dr. Torma at the time of exercise was $19,688.



     As of November 6, 1995, the Company had outstanding options to purchase an aggregate of 146,324 shares of Common Stock at a weighted average exercise price of $3.92 per share under the Directors' Plan to the members of the Advisory Board. Certain members of the Advisory Board also provide consulting services to the Company for which they are compensated through separate agreements.


     Employees Savings Plan. The Company has established a Employees Savings Plan (the "Savings Plan"), which is qualified under Sections 401(a) and 401(k) of the Code, pursuant to which all full-time employees of the Company may elect to have the Company make certain salary reduction contributions on their behalf. Under the Savings Plan, with certain limited exceptions, an employee may elect to contribute up to 15% of his total compensation to the plan on a pre-tax basis, and requires the Company to make matching contributions equal to 50% of a participant's salary deferral, to a maximum of salary deferral contributions equal to 6% of the participant's total cash compensation, up to $150,000. The amount of the matching employer contribution may be increased or decreased at the discretion of the Board of Directors. During the year ended December 31, 1994, the Company committed to contribute approximately $102,961 to the Savings Plan.

INDEMNIFICATION AND LIMITATION OF LIABILITY

     The Company's Articles of Incorporation include a provision eliminating or limiting director liability to the Company and its shareholders for monetary damages arising from acts or omissions in the director's capacity as a director. Consistent with the Texas Business Corporation Act, the Company's Articles of Incorporation do not eliminate or limit a director's liability to the extent the director is found liable for (i) a breach of the director's duty of loyalty to the Company or its shareholders, (ii) an act or omission not in good faith that constitutes a breach of duty of the director to the Company or an act or omission that involves intentional misconduct or a knowing violation of the law,
(iii) a transaction from which the director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director's office, (iv) an act or omission for which the liability of a director is expressly provided by an applicable statute, or (v) an act related to an unlawful stock repurchase or payment of a dividend.

     In addition, the Company maintains insurance on behalf of its directors and executive officers insuring them against any liability asserted against them in their capacities as directors or officers or arising out of such status.

DIRECTORS' COMPENSATION

     Non-management directors receive $1,000 for each Board of Directors meeting attended and reimbursement for expenses incurred in attending such meetings. Non-management directors who serve on committees do not receive additional compensation for serving on such committees.

     See "-- Benefit Plans and Other Arrangements -- Directors' Plan" for a description of options granted to and exercises of options by directors of the Company.

                              CERTAIN TRANSACTIONS

     On March 31, 1995, the Company acquired all of the issued and outstanding capital stock of Neuromed, which was held by Mr. William Borkan and his brother, Mr. Burt Borkan. The Neuromed Acquisition has been accounted for as a purchase. The Company paid the Borkans $15.4 million in cash ($200,000 of which was paid in June 1995 as a purchase price adjustment) and issued them 833,333 shares of Common Stock valued at $6.5 million. Depending on Neuromed's attainment of certain sales objectives, the Company agreed to pay the Borkans' contingent "earn-out" consideration in January 1996 and January 1997, payable in a combination of cash and Common Stock. The Company and Mr. William Borkan also entered into a consulting agreement pursuant to which Mr. Borkan agreed to provide certain consulting services to the Company at the rate of $1,000 per day. The Company is required to pay Mr. Borkan for a minimum of five days per month ($5,000) until October 31, 1995 and two days per month ($2,000) thereafter until October 31, 1996. In June 1995, Mr. William Borkan was elected to the Company's Board of Directors.

     In September 1995, the Company and Mr. William Borkan amended certain terms of the Neuromed acquisition agreement. Under the amendment, (i) the Company agreed to issue Mr. Borkan 200,000 additional shares of Common Stock concurrently with the closing of the Offering and pay Mr. Borkan $1.5 million in cash in January 1996 to satisfy the 1996 contingent payment obligation, which had been earned in July 1995, (ii) the Company agreed to include all of the Borkans' Common Stock (1,033,333 shares) in this Offering, (iii) Mr. Borkan resigned from the Company's Board of Directors and relinquished his board representation and attendance rights, (iv) Mr. Borkan relinquished his registration rights, and (v) in the event the 1997 contingent earn-out payment is fully earned, the Company agreed to pay Mr. Borkan an amount in cash equal to $1.5 million plus the value of 200,000 shares of Common Stock at the net Offering price. In the event the Offering is not consummated, among other things, Mr. Borkan will regain his board representation and attendance rights and his registration rights.

     The Company has engaged the services of the law firm Fulbright & Jaworski, L.L.P. located in Dallas, Texas. Mr. Linton E. Barbee, a director of the Company, is a partner of such firm.

                       PRINCIPAL AND SELLING SHAREHOLDERS


     The following table sets forth for certain information with regard to the beneficial ownership of the Common Stock of the Company as of November 6, 1995, and as adjusted to reflect the sale of shares offered hereby: (i) each shareholder who will sell shares of Common Stock in this Offering (the "Selling Shareholders"); (ii) each shareholder who was known by the Company to be the beneficial owner of more than 5% of the outstanding Common Stock; (iii) each director and Named Executive Officer of the Company; and (iv) all directors and executive officers of the Company as a group.



                                                   SHARES                                 SHARES
                                                BENEFICIALLY                           BENEFICIALLY
                                               OWNED PRIOR TO                         OWNED AFTER THE
                                               THE OFFERING(1)    NUMBER OF SHARES    OFFERING(1)(2)
                                              -----------------    TO BE SOLD IN     -----------------
              BENEFICIAL OWNER                NUMBER    PERCENT     THE OFFERING     NUMBER    PERCENT
--------------------------------------------- -------   -------   ----------------   -------   -------
William N. Borkan............................ 989,333    15.4%         989,333            --       --
  3364 N.E. 167th Street
  North Miami Beach, Florida 33160
John A. Gula(4).............................. 338,098     5.3%          50,000       288,098     3.6%
  454 River Road
  Fair Haven, New Jersey 07704
Burt Borkan..................................  44,000        *          44,000            --       --
  3031 Prairie Avenue
  Miami Beach, Florida 33140
The Equitable Companies Incorporated(3)...... 559,187     8.7%              --       559,187     7.1%
  787 Seventh Avenue
  New York, New York 10019
Dimensional Fund Advisors,Inc. (5)........... 331,118     5.2%              --       331,118     4.2%
  1299 Ocean Avenue, 11th Floor
  Santa Monica, California 90401
Thomas C. Thompson(6)........................ 344,570     5.3%              --       344,570     4.3%
  One Allentown Parkway
  Allen, Texas 75002
Linton E. Barbee(4)..........................  15,300        *              --        15,300        *
Robert C. Eberhart, Ph.D.(7).................  11,588        *              --        11,588        *
F. Robert Merrill III(8).....................  43,385        *              --        43,385        *
Hugh M. Morrison(4)..........................  25,750        *              --        25,750        *
Michael J. Torma, M.D........................      --       --              --            --       --
David O. Turner (7)..........................  12,875        *              --        12,875        *
All directors and executive officers as a
  group
  (14 persons)(9)............................ 902,101    13.5%          50,000       852,101    10.4%


---------------

 *  Less than 1.0%.

(1) Unless otherwise noted and subject to community property laws, where applicable, the persons named in the table above have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.

(2) Shares not outstanding but deemed beneficially owned by virtue of the right of a person or member of a group to acquire them within 60 days are treated as outstanding only when determining the amount and percent owned by such person or group.

(3) Based on information obtained by the Company from Schedule 13G filed by The Equitable Companies Incorporated ("The Equitable"), pursuant to a Joint Filing Agreement among The Equitable, Alpha Assurances I.A.R.D. Mutuelle, Alpha Assurances Vie Mutuelle, AXA Assurances

    I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle, and Uni Europe Assurance Mutuelle, and AXA, dated February 10, 1995. Alliance Capital Management L.P., a subsidiary of The Equitable, is deemed to have beneficial ownership of 559,187 shares of the Company's Common Stock, as of December 31, 1994.

(4) Includes 10,300 shares subject to options.

(5) Based on information obtained by the Company from Schedule 13G filed by Dimensional Fund Advisors, Inc. ("Dimensional") dated January 31, 1995. Dimensional, a registered investment advisor, is deemed to have beneficial ownership of 331,118 shares of the Company's Common Stock as of December 31, 1994, all of which shares are held in portfolios of DFA Investment Dimensions Group Inc., a registered open-end investment company, or in series of the DFA Investment Trust Company, a Delaware business trust, or the DFA Group Trust and the DFA Participating Group Trust, investment vehicles for qualified employee benefit plans, all of which Dimensional serves as investment manager.

(6) Includes 116,170 shares subject to options.

(7) Consists entirely of shares subject to options.

(8) Includes 43,320 shares subject to options.

(9) Includes 294,140 shares subject to options.

                          DESCRIPTION OF CAPITAL STOCK

COMMON STOCK


     The Company is authorized to issue 10,000,000 shares of Common Stock, $.05 par value per share. As of the date of this Prospectus, 6,437,454 shares of Common Stock are issued and outstanding (excluding treasury shares but including 200,000 shares to be issued to William N. Borkan upon the closing of the Offering) and held of record by approximately 850 shareholders. An additional 1,287,003 shares are reserved for issuance upon exercise of employee and director options, of which options to purchase 1,168,548 shares have been granted at exercise prices ranging from $1.45 to $12.13 per share. See "Management -- Benefits Plans and Other Arrangements." The Company will hold 155,571 shares in its treasury following the Offering.


     Holders of Common Stock are entitled to receive such dividends, if any, as may be declared by the Board of Directors out of legally available funds. In the event of the liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share equally and ratably, based on the number of shares held, in the assets, if any, remaining after payment of all of the Company's debts and liabilities.

     Holders of Common Stock are entitled to one vote per share for each share held of record on any matter submitted to the holders of Common Stock for a vote. Because holders of Common Stock do not have cumulative voting rights, the holders of a majority of the shares of Common Stock represented at a meeting can elect all the directors. Holders of Common Stock do not have preemptive rights to subscribe for or purchase any additional shares of capital stock issued by the Company. All outstanding shares of the Common Stock are, and the shares of Common Stock offered hereby will be when issued, duly authorized, validly issued, fully paid and nonassessable.

TRANSFER AGENT AND REGISTRAR

     KeyCorp Shareholder Services, Inc. is the transfer agent and registrar for the Common Stock.

SHAREHOLDERS' RIGHTS PLAN

     The Company has a Shareholders' Rights Plan that may make the acquisition of control of the Company by means of tender offer, open market purchase, proxy contest or otherwise more difficult.

     Each share of Common Stock has associated with it one Common Stock purchase right ("Right") to purchase from the Company one-half a share of Common Stock at a price of $12.50 (the "Purchase Price"), subject to adjustment. The description of and terms of the Rights are set forth in a Rights Agreement dated October 12, 1989 between the Company and MTrust Corp., N.A., as amended by that Amendment of Rights Agreement dated as of February 9, 1995 (as amended, the "Rights Agreement"), between the Company and KeyCorp Shareholder Services, Inc. (the "Rights Agent"). Until the earlier to occur of: (i) 10 days following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock, except the Company, any subsidiary of the Company, any employee benefit plan of the Company or William Borkan so long as Mr. Borkan's beneficial ownership does not exceed 25% of the Common Stock outstanding or any person who acquires beneficial ownership in a Permitted Transaction or a Qualified Offer (an "Acquiring Person"); or (ii) 10 days (or such later date as may be determined by action of the Board of Directors prior to any person becoming an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 20% or more of such outstanding shares of Common Stock (the earlier of such dates being the "Distribution Date"), the Rights are evidenced by the Common Stock certificates.

     The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued upon transfer or new issuance of Common Stock will contain the notation incorporating the Rights Agreement by reference. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (the "Rights Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights. The Rights are not exercisable until the Distribution Date and will expire on October 12, 1999 (the "Final Expiration Date"), unless extended or unless the Rights are earlier redeemed by the Company.

     The Purchase Price payable and the number of shares of Common Stock or other securities or property issuable upon exercise of the Rights are subject to adjustment in certain circumstances. In the event any person or entity becomes an Acquiring Person and one of the following events have occurred, then proper provision will be made so that each holder of a right, other than Rights beneficially owned by the Acquiring Person (which will then be void), will have the right to receive upon exercise that number of shares of Common Stock having a market value of two times the applicable exercise price of the Right: (i) the Company is the surviving corporation in a merger with an Acquiring Person and the Common Stock is not changed or exchanged; (ii) the Acquiring Person engages in certain self-dealing transactions with the Company; (iii) any person becomes the beneficial owner of 20% or more of the outstanding shares of Common Stock (unless the event in which such person acquired 20% or more of the outstanding shares of Common Stock is a Permitted Transaction or pursuant to a Qualifying Offer, each of which is defined below); or (iv) the Company engages in a reclassification or recapitalization that results in an increase of 1% or more in the Acquiring Person's percentage of ownership of the Company.

     A Permitted Transaction is a stock acquisition or tender or exchange offer pursuant to a definitive agreement which would result in a person beneficially owning 50% or more of the Common Stock and which was approved by the Directors (including a majority of the Directors not in association with an Acquiring Person) prior to the execution of the Agreement or the public announcement of the offer. A Qualifying Offer is defined as: an all-cash tender offer for 100% of the outstanding securities of the Company; includes a commitment to pay cash consideration at least equal to the highest per share consideration paid by the tender offeror for the Company's securities within the previous 12-month period; includes the tender offeror's undertaking to complete a second-step, "clean up" merger in which the tender offeror will pay the same cash consideration as in the tender offer; and results in the acquisition of a majority of the outstanding securities of the Company. In the event that the Company is acquired in a merger or other business combination transaction or 50% or more if its consolidated assets or earning power are sold, unless such event is a Permitted Transaction or pursuant to a Qualifying Offer, proper provisions will be made so that each holder of a Right will have the right to receive, upon the exercise of the Right at the then applicable exercise price, that number of shares of common stock of the acquiring company that at the time of such transaction will have a market value of two times the applicable exercise price of the Right. At any time prior to the tenth day following an Acquiring Person's acquisition of 15% or more of the outstanding Common Stock, the Board of Directors of the Company, with concurrence of a majority of the directors in office at the time the Rights Agreement was adopted or whose initial election or nomination for election by the Company's shareholders was approved by a majority of the Continuing Directors then serving on the Board of Directors (the "Continuing Directors"), may redeem the Rights in whole, but not in part, at a price of $0.01 per Right. In addition, the Board of Directors may extend or reduce the period during which the Rights are redeemable, so long as the Rights are redeemable at the time of such extension or reduction. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price. The terms of the Rights may be amended by the Board of Directors of the Company, with concurrence of a majority of the Continuing Directors, without the consent of the holders of the Rights, including an amendment to extend the Final Expiration Date, except that from and after the Distribution Date no such amendment may adversely affect the economic interests of the holders of the Rights.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the underwriters named below (the "Underwriters") for whom Vector Securities International, Inc. and Rauscher Pierce Refsnes, Inc. are acting as representatives (the "Representatives") have severally agreed to purchase from the Company and the Selling Shareholders the following respective number of shares of Common Stock.

                                                                               NUMBER OF
                                  UNDERWRITERS                                  SHARES
    -------------------------------------------------------------------------  ---------
    Vector Securities International, Inc. ...................................
    Rauscher Pierce Refsnes, Inc. ...........................................
                                                                               ---------
              Total..........................................................  2,600,000
                                                                               =========

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, including the absence of any material adverse change in the Company's business and the receipt of certain certificates, opinions and letters from the Company, the Selling Shareholders and their respective counsel. The nature of the Underwriters' obligation is such that they are committed to purchase all shares of Common Stock offered hereby if any of such shares are purchased. The Underwriting Agreement contains certain provisions whereby if any Underwriter defaults in its obligation to purchase shares, and the aggregate obligations of the Underwriters so defaulting do not exceed 10% of the shares offered hereby, the remaining Underwriters, or some of them, must assume such obligations.

     The Representatives have advised the Company that the Underwriters propose to offer the shares of Common Stock directly to the public at the public offering price set forth on the cover of this Prospectus, and to certain dealers
at such price less a concession not in excess of $          per share. The
Underwriters may allow, and such dealers may reallow, a concession not in excess
of $          per share to certain other dealers. After the public offering of the shares of Common Stock, the offering price and other selling terms may be changed by the Underwriters.

     The Company has granted to the Underwriters an option, exercisable no later than 30 days after the date of this Prospectus, to purchase up to 390,000 additional shares of Common Stock to cover over-allotments, if any, at the public offering price, less underwriting discounts and commissions, set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise this option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof which the number of shares of Common Stock to be purchased by it shown in the above table bears to the total number of shares of Common Stock offered hereby. The Company will be obligated, pursuant to the option, to sell such shares to the Underwriters to the extent the option is exercised. If purchased, the Underwriters shall offer such additional shares on the same terms as those on which the shares are being offered hereby.

     The offering of the shares is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the Offering without notice. The Underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

     The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act") and to contribute to payments the Underwriters may be required to make in respect thereof.

     The executive officers, directors, and certain other employees and shareholders of the Company have agreed that they will not, without the prior written consent of the Representatives, offer, sell or otherwise dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock or securities exchangeable for or convertible into shares of Common Stock owned by them for a period of 120 days after the date of this Prospectus. The Company has agreed that it will not, without the prior written consent of the Representatives, offer, sell or otherwise dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock or securities exchangeable for or convertible into shares of Common Stock for a period of 120 days after the date of this Prospectus, except that the Company may grant additional options under its stock option plans, or issue shares upon the exercise of outstanding stock options.

     In connection with this offering certain Underwriters and selling group members (if any) who are qualifying registered market makers on the Nasdaq National Market may engage in passive market-making transactions in the Common Stock on the Nasdaq National Market in accordance with Rule 10b-6A under the Securities Exchange Act of 1934 during the two business day period before commencement of sales in this offering. The passive market making transactions must comply with applicable volume and price limits and be identified as such. In general, a passive market maker may display its bid at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded. Net purchases by a passive market maker on each day are generally limited to a specified percentage of the passive market making average daily trading volume in the Common Stock during a price period and must be discontinued when such limit is reached. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail, and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Hughes & Luce, L.L.P., Dallas, Texas. Certain legal matters in connection with the sale of shares of Common Stock in the Offering will be passed upon for the Underwriters by Venture Law Group, A Professional Corporation, Menlo Park, California.

                                    EXPERTS

     The Consolidated Financial Statements of the Company at December 31, 1993 and 1994, and for each of the three years in the period ended December 31, 1994, and the Consolidated Financial Statements of Neuromed at October 31, 1994, and for each of the two years in the period ended October 31, 1994 appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such reports, given upon the authority of such firm as experts in accounting and auditing.

     The statements in this Prospectus under the captions "Risk
Factors -- Dependence on Patents and Proprietary Rights" and
"Business -- Patents, Trademarks and Proprietary Rights" have been reviewed and approved by Ross, Clapp, Korn & Montgomery, L.L.P., patent counsel for the Company, as experts on such matters, and are included herein in reliance upon that review and approval.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement under the Securities Act, with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and to the exhibits and schedules filed therewith. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement. The Registration Statement, together with the exhibits and schedules thereto, may be inspected without charge at the offices of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, or at its regional offices located at 500 West Madison Street, Chicago, Illinois 60661, and copies of all or any part of the Registration Statement may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

     The Company is subject to the information requirements of the Securities and Exchange Act of 1934, as amended, and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission at Room 1024, 450 Fifth Street N.W., Washington, D.C. 20549; and at the Commission's regional offices at Northwestern Atrium Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661 and 14th Floor, 75 Park Place, 14th Floor, New York, New York 10007. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street N.W., Washington D.C. 20549 at prescribed rates.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



                                                                                        PAGE
                                                                                        ----
HISTORICAL:
  Quest Medical, Inc.:
     Report of Ernst & Young LLP, Independent Auditors................................   F-2
     Consolidated Balance Sheets as of December 31, 1993 and 1994 and June 30, 1995
      (unaudited).....................................................................   F-3
     Consolidated Statements of Operations for the years ended December 31, 1992, 1993
      and 1994 and for the six months ended June 30, 1994 and 1995 (unaudited)........   F-4
     Consolidated Statements of Stockholders' Equity for the years ended December 31,
      1992, 1993 and 1994 and for the six months ended June 30, 1995 (unaudited)......   F-5
     Consolidated Statements of Cash Flows for the years ended December 31, 1992, 1993
      and 1994 and for the six months ended June 30, 1994 and 1995 (unaudited)........   F-6
     Notes to Consolidated Financial Statements.......................................   F-7
  Neuromed, Inc.:
     Report of Ernst & Young LLP, Independent Auditors................................  F-18
     Consolidated Balance Sheet as of October 31, 1994 and January 31, 1995
      (unaudited).....................................................................  F-19
     Consolidated Statements of Income and Retained Earnings for the years ended
      October 31, 1993 and 1994 and for the three months ended January 31, 1994 and
      1995 (unaudited)................................................................  F-20
     Consolidated Statements of Cash Flows for the years ended October 31, 1993 and
      1994 and for the three months ended January 31, 1994 and 1995 (unaudited).......  F-21
     Notes to Consolidated Financial Statements.......................................  F-22
PRO FORMA:
  Quest Medical, Inc. and Neuromed, Inc.:
     Unaudited Pro Forma Condensed Consolidated Statement of Operations for the year ended December 31, 1994.........................................................  F-26
     Unaudited Pro Forma Condensed Consolidated Statement of Operations for the six
      months ended June 30, 1995......................................................  F-27
     Notes to Unaudited Pro Forma Condensed Consolidated Statements of Operations.....  F-28

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
Quest Medical, Inc.

     We have audited the accompanying consolidated balance sheets of Quest Medical, Inc. and subsidiaries (the Company) as of December 31, 1993 and 1994, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Quest Medical, Inc. and subsidiaries at December 31, 1993 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

     As discussed in Note 1 to the financial statements, in 1993 the Company changed its method of accounting for certain investments in debt and equity securities.

                                            ERNST & YOUNG LLP

Dallas, Texas
February 24, 1995

                      QUEST MEDICAL, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                                               DECEMBER 31,
                                                                                         ------------------------     JUNE 30,
                                                                                            1993          1994          1995
                                                                                         ----------    ----------    -----------
                                                                                                                     (UNAUDITED)
Current assets:
  Cash and cash equivalents............................................................  $   594,448   $    87,963   $   298,886
  Marketable securities................................................................    5,999,701     5,174,470     4,407,627
  Receivables:
    Trade accounts, less allowance for doubtful accounts of $16,135 in 1993, $14,337 in
     1994 and $114,337 in 1995.........................................................    2,047,707     1,671,684     4,464,941
    Due from broker on unsettled security transactions.................................      637,390            --            --
    Interest and other.................................................................      184,293       172,969       294,805
                                                                                         -----------   -----------   -----------
        Total receivables..............................................................    2,869,390     1,844,653     4,759,746
                                                                                         -----------   -----------   -----------
  Inventories:
    Raw materials......................................................................    1,363,340     1,322,498     2,420,492
    Work-in-process....................................................................      426,138       580,432     1,164,654
    Finished goods.....................................................................    2,220,445     2,084,522     2,740,156
                                                                                         -----------   -----------   -----------
        Total inventories..............................................................    4,009,923     3,987,452     6,325,302
                                                                                         -----------   -----------   -----------
  Prepaid expenses and other current assets............................................      429,131       484,406       781,567
                                                                                         -----------   -----------   -----------
        Total current assets...........................................................   13,902,593    11,578,944    16,573,128
                                                                                         -----------   -----------   -----------
Property, plant and equipment:
  Land.................................................................................    1,930,289     1,930,289     1,930,289
  Building.............................................................................    5,073,809     5,215,454     5,221,434
  Leasehold improvements...............................................................       28,804        43,522        43,522
  Furniture and fixtures...............................................................    2,579,121     2,587,738     2,858,236
  Machinery and equipment..............................................................    2,779,836     2,722,868     3,554,697
                                                                                         -----------   -----------   -----------
                                                                                          12,391,859    12,499,871    13,608,178
  Less accumulated depreciation and amortization.......................................    3,071,368     2,867,453     3,331,750
                                                                                         -----------   -----------   -----------
      Net property, plant and equipment................................................    9,320,491     9,632,418    10,276,428
                                                                                         -----------   -----------   -----------
Cost in excess of net assets acquired, net of accumulated amortization of $58,797 in
  1993, $99,550 in 1994 and $159,359 in 1995...........................................      954,409       913,656     3,929,186
Patents, net of accumulated amortization of $629,498 in 1993, $857,965 in 1994,
  and $972,199 in 1995.................................................................    1,745,901     1,517,434     1,403,200
Purchased technology from acquisitions, net of accumulated amortization of $112,457 in
  1993, $163,007 in 1994 and $254,950 in 1995..........................................      585,543       534,993     4,443,050
Tradenames, net of accumulated amortization of $31,250 in 1995.........................           --            --     2,468,750
Deferred income taxes..................................................................           --            --     2,083,426
Other assets, at cost less accumulated amortization of $98,167 in 1993, $141,167 in
  1994, and $185,763 in 1995...........................................................      229,995        57,464       474,801
                                                                                         -----------   -----------   -----------
                                                                                         $26,738,932   $24,234,909   $41,651,969
                                                                                         ===========   ===========   ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable.....................................................................  $ 1,276,375   $   951,208   $ 2,584,844
  Loans payable and current maturities of notes payable................................    2,297,211     2,759,241     2,307,573
  Accrued lease obligation.............................................................      169,129            --            --
  Accrued vacations....................................................................      119,949       125,012       137,557
  Accrued contribution to retirement savings plan......................................       86,903        92,548       142,523
  Accrued property taxes...............................................................      136,153            --        20,105
  Other accrued expenses...............................................................      250,550       240,230       568,394
                                                                                         -----------   -----------   -----------
        Total current liabilities......................................................    4,336,270     4,168,239     5,760,996
                                                                                         -----------   -----------   -----------
Notes payable..........................................................................    4,100,882     4,123,853    20,830,456
Deferred income taxes..................................................................       49,998        11,837     2,560,173
Commitments and contingencies
Stockholders' equity:
  Common stock, $.05 par value; Authorized 10,000,000 shares; issued 7,939,441 shares
    in 1993, 7,982,498 shares in 1994, and 8,072,994 shares in 1995....................      396,972       399,125       403,650
  Additional paid-in capital...........................................................   18,787,628    19,514,171    24,443,640
  Retained earnings (deficit)..........................................................    5,430,286     2,794,118    (7,819,188)
  Unrealized loss on marketable securities.............................................     (169,308)     (917,634)     (473,653)
  Cost of common shares in treasury; 2,860,527 shares in 1993, 2,705,816 shares in
    1994, and 1,872,238 shares in 1995 ................................................   (6,193,796)   (5,858,800)   (4,054,105)
                                                                                         -----------   -----------   -----------
        Total stockholders' equity.....................................................   18,251,782    15,930,980    12,500,344
                                                                                         -----------   -----------   -----------
                                                                                         $26,738,932   $24,234,909   $41,651,969
                                                                                         ===========   ===========   ===========

          See accompanying notes to consolidated financial statements

                      QUEST MEDICAL, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                       YEARS ENDED DECEMBER 31,           SIX MONTHS ENDED JUNE 30,
                                                ---------------------------------------   -------------------------
                                                   1992          1993          1994          1994          1995
                                                -----------   -----------   -----------   ----------   ------------
                                                                                                (UNAUDITED)
Net revenue...................................  $13,612,378   $13,642,764   $13,999,165   $7,223,316   $ 11,303,134
Cost of revenue...............................    7,059,045     7,052,157     7,617,932    4,027,812      4,910,490
                                                -----------   -----------   -----------   ----------   ------------
     Gross profit.............................    6,553,333     6,590,607     6,381,233    3,195,504      6,392,644
                                                -----------   -----------   -----------   ----------   ------------
Operating expenses:
  General and administrative..................    2,493,066     2,481,476     3,063,296    1,485,021      1,917,753
  Research and development....................    1,387,237     1,909,589     3,542,193    1,538,856      2,493,643
  Non-recurring charges.......................    1,246,913            --            --           --     10,500,000
  Marketing...................................    1,648,252     1,918,285     1,913,793      890,433      1,593,570
                                                -----------   -----------   -----------   ----------   ------------
                                                  6,775,468     6,309,350     8,519,282    3,914,310     16,504,966
                                                -----------   -----------   -----------   ----------   ------------
     Earnings (loss) from operations..........     (222,135)      281,257    (2,138,049)    (718,806)   (10,112,322)
Other income (expense):
  Gain on sale of marketable securities.......      136,840       462,178       464,113      167,451         12,031
  Unrealized loss on marketable securities....           --      (169,308)           --           --             --
  Relocation costs............................           --      (174,083)           --           --             --
  Litigation settlements, net.................           --       167,088            --           --             --
  Interest expense............................     (110,466)      (81,800)     (569,428)    (252,724)      (730,971)
  Investment and other income.................      446,688       462,474       524,171      263,635        217,956
                                                -----------   -----------   -----------   ----------   ------------
                                                    473,062       666,549       418,856      178,362       (500,984)
                                                -----------   -----------   -----------   ----------   ------------
     Earnings (loss) before income taxes and
       cumulative effect of change in
       accounting principle...................      250,927       947,806    (1,719,193)    (540,444)   (10,613,306)
Income taxes:
  Current.....................................       40,730       250,769            --           --             --
  Deferred....................................       16,584        50,000            --           --             --
                                                -----------   -----------   -----------   ----------   ------------
                                                     57,314       300,769            --           --             --
                                                -----------   -----------   -----------   ----------   ------------
     Earnings (loss) before cumulative effect
       of change in accounting principle......      193,613       647,037    (1,719,193)    (540,444)   (10,613,306)
Cumulative effect of change in accounting
  principle...................................           --       169,308            --           --             --
                                                -----------   -----------   -----------   ----------   ------------
     Net earnings (loss)......................  $   193,613   $   816,345   $(1,719,193)  $ (540,444)  $(10,613,306)
                                                ===========   ===========   ===========   ==========   ============
Per common and common equivalent share:
  Earnings (loss) before cumulative effect of
     change in accounting principle...........  $       .03   $       .12   $      (.33)  $     (.10)  $      (1.85)
  Cumulative effect of change in accounting
     principle................................           --           .03            --           --             --
                                                -----------   -----------   -----------   ----------   ------------
     Net earnings (loss)......................  $       .03   $       .15   $      (.33)  $     (.10)  $      (1.85)
                                                ===========   ===========   ===========   ==========   ============

          See accompanying notes to consolidated financial statements

                      QUEST MEDICAL, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                         UNREALIZED
                                         COMMON STOCK       ADDITIONAL      RETAINED      LOSS ON                       TOTAL
                                     --------------------     PAID-IN       EARNINGS     MARKETABLE    TREASURY     STOCKHOLDERS'
                                      SHARES      AMOUNT      CAPITAL      (DEFICIT)     SECURITIES      STOCK         EQUITY
                                     ---------   --------   -----------   ------------   ----------   -----------   -------------
Balance at December 31, 1991.......  7,639,668   $381,983   $17,935,461   $  4,420,328   $      --    $(5,691,507)  $ 17,046,265
  Shares issued upon exercise of
    stock options..................    231,875     11,594       359,351             --          --             --        370,945
  Purchase of 29,519 common shares,
    at cost........................         --         --            --             --          --       (160,687)      (160,687)
  Tax effect of stock option
    exercise.......................         --         --       189,219             --          --             --        189,219
  Net earnings.....................         --         --            --        193,613          --             --        193,613
                                     ---------   --------   -----------    -----------   ---------    -----------    -----------
Balance at December 31, 1992.......  7,871,543    393,577    18,484,031      4,613,941          --     (5,852,194)    17,639,355
  Shares issued upon exercise of
    stock options..................     67,898      3,395       116,361             --          --             --        119,756
  Purchase of 100,000 common
    shares, at cost................         --         --            --             --          --       (349,004)      (349,004)
  Issuance of 1,490 common shares
    from treasury..................         --         --            --             --          --          7,402          7,402
  Tax effect of stock option
    exercise.......................         --         --       187,236             --          --             --        187,236
  Adjustment to unrealized losses
    on
    marketable securities..........         --         --            --             --    (169,308)            --       (169,308)
  Net earnings.....................         --         --            --        816,345          --             --        816,345
                                     ---------   --------   -----------    -----------   ---------    -----------    -----------
Balance at December 31, 1993.......  7,939,441    396,972    18,787,628      5,430,286    (169,308)    (6,193,796)    18,251,782
  Shares issued upon exercise of
    stock options..................     43,057      2,153       134,894             --          --             --        137,047
  Issuance of 1,882 common shares
    from treasury..................         --         --         5,595             --          --          4,075          9,670
  Stock dividend...................         --         --       586,054       (916,975)         --        330,921             --
  Adjustment to unrealized losses
    on
    marketable securities..........         --         --            --             --    (748,326)            --       (748,326)
  Net loss.........................         --         --            --     (1,719,193)         --             --     (1,719,193)
                                     ---------   --------   -----------    -----------   ---------    -----------    -----------
Balance at December 31, 1994.......  7,982,498    399,125    19,514,171      2,794,118    (917,634)    (5,858,800)    15,930,980
  Shares issued upon exercise of
    stock options..................     90,496      4,525       274,088             --          --             --        278,613
  Issuance of 245 common shares
    from treasury..................         --         --         1,216             --          --            529          1,745
  Adjustment to unrealized losses
    on
    marketable securities..........         --         --            --             --     443,981             --        443,981
  Issuance of 833,333 common shares
    from treasury for
    acquisition....................         --         --     4,654,165             --          --      1,804,166      6,458,331
  Net loss.........................         --         --            --    (10,613,306)         --             --    (10,613,306)
                                     ---------   --------   -----------   ------------   ---------    -----------    -----------
Balance at June 30, 1995
  (unaudited)......................  8,072,994   $403,650   $24,443,640   $ (7,819,188)  $(473,653)   $(4,054,105)  $ 12,500,344
                                     =========   ========   ===========   ============   =========    ===========    ===========

          See accompanying notes to consolidated financial statements

                      QUEST MEDICAL, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                  YEARS ENDED DECEMBER 31,           SIX MONTHS ENDED JUNE 30,
                                                          ----------------------------------------   --------------------------
                                                             1992           1993          1994          1994           1995
                                                          -----------   ------------   -----------   -----------   ------------
                                                                                                             (UNAUDITED)
Cash flows from operating activities:
  Net earnings (loss)...................................  $   193,613   $    816,345   $(1,719,193)  $  (540,444)  $(10,613,306)
  Adjustments to reconcile net earnings (loss) to net
    cash provided by (used in) operating activities:
    Depreciation........................................      352,602        464,307       761,174       366,884        464,331
    Amortization........................................      406,550        353,258       362,771       180,396        341,832
    Deferred income taxes...............................           --         49,998            --            --             --
    Gain on sale of assets & marketable securities......     (136,840)      (467,428)     (464,113)     (178,804)       (12,031)
    Non-recurring charges...............................    1,246,913             --            --            --     10,500,000
    Net gain on litigation settlements..................           --       (167,088)           --            --             --
    Changes in assets and liabilities, net of effects of
      acquisitions:
      Receivables.......................................      (58,787)      (277,313)      387,347       225,207     (1,173,982)
      Inventories.......................................     (862,762)       (12,032)       22,471       228,827       (564,376)
      Federal income tax recoverable....................       56,146        616,823            --            --             --
      Prepaid expenses..................................     (121,680)       (71,400)     (128,770)       50,300       (297,415)
      Other assets......................................           --          6,774            --            --         11,555
      Accounts payable..................................       20,927        444,610      (325,167)     (180,123)     1,028,402
      Accrued expenses..................................     (106,206)      (173,059)     (304,894)     (283,257)        89,835
      Other.............................................           --        (13,311)      (39,701)           --             --
                                                          -----------   ------------   -----------   -----------   ------------
         Total adjustments..............................      796,863        754,139       271,118       409,430     10,388,151
                                                          -----------   ------------   -----------   -----------   ------------
         Net cash provided by (used in) operating
           activities...................................      990,476      1,570,484    (1,448,075)     (131,014)      (225,155)
                                                          -----------   ------------   -----------   -----------   ------------
Cash flows from investing activities:
  Purchases of marketable securities....................   (5,998,843)   (13,600,809)   (8,244,533)   (5,560,866)    (1,082,992)
  Proceeds from sales of marketable securities..........    6,163,308     13,782,894     8,984,046     4,331,439      2,305,969
  Receivable due from broker............................           --             --       637,390       637,390             --
  Proceeds from notes receivable........................       43,741             --            --            --             --
  Additions to property, plant and equipment............     (629,591)    (6,500,560)   (1,076,871)     (702,448)      (994,707)
  Acquisitions, net of cash acquired....................     (521,557)            --            --            --    (15,868,152)
  Net proceeds from litigation settlements..............           --         42,088            --            --             --
  Net proceeds from sale of product lines and
    other assets........................................           --          5,250        19,510        11,350          2,600
                                                          -----------   ------------   -----------   -----------   ------------
         Net cash provided by (used in) investing
           activities...................................     (942,942)    (6,271,137)      319,542    (1,283,135)   (15,637,282)
                                                          -----------   ------------   -----------   -----------   ------------
Cash flows from financing activities:
  Proceeds from short-term obligations..................    1,587,914      6,976,117     2,864,902       970,674        633,588
  Payments of short-term obligations....................   (1,527,534)    (5,140,017)   (2,364,902)      (58,022)      (387,656)
  Proceeds of long-term debt............................           --      4,248,093       106,978       106,978     16,550,000
  Payment of long-term debt.............................     (484,666)      (726,999)     (121,977)      (63,862)      (540,997)
  Debt issuance costs...................................           --             --            --            --       (461,933)
  Exercise of stock options.............................      370,945        119,756       137,047        41,496        279,829
  Purchase of treasury stock, net of issuances..........     (160,687)      (349,004)           --            --            529
                                                          -----------   ------------   -----------   -----------   ------------
         Net cash provided by (used in) financing
           activities...................................     (214,028)     5,127,946       622,048       997,264     16,073,360
                                                          -----------   ------------   -----------   -----------   ------------
Net increase (decrease) in cash and cash equivalents....     (166,494)       427,293      (506,485)     (416,885)       210,923
Cash and cash equivalents at beginning of period........      333,649        167,155       594,448       594,448         87,963
                                                          -----------   ------------   -----------   -----------   ------------
Cash and cash equivalents at end of period..............  $   167,155   $    594,448   $    87,963   $   177,563   $    298,886
                                                          ===========   ============   ===========   ===========   ============

          See accompanying notes to consolidated financial statements

                      QUEST MEDICAL, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (INFORMATION SUBSEQUENT TO DECEMBER 31, 1994, AND INFORMATION
              FOR THE SIX MONTHS ENDED JUNE 30, 1994 IS UNAUDITED)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (a) Principles of Consolidation

     The consolidated financial statements include the accounts of Quest Medical, Inc. and subsidiaries (the "Company"). All significant intercompany balances and transactions have been eliminated in consolidation.

  (b) Revenue Recognition

     Revenue from product sales are recognized at the time the product is shipped.

  (c) Statements of Cash Flows

     For purposes of reporting cash flows, the Company considers all certificates of deposit and short-term, highly liquid debt instruments, such as U.S. Treasury bills and notes, with original maturities of three months or less when purchased to be cash equivalents.

     Supplemental cash flow information is presented below:

                                                                            SIX MONTHS ENDED
                                          YEARS ENDED DECEMBER 31,              JUNE 30,
                                       -------------------------------    --------------------
                                         1992       1993        1994        1994        1995
                                       --------    -------    --------    --------    --------
    Income taxes paid................  $     --    $46,000    $     --    $     --    $     --
                                       ========    =======    ========    ========    ========
    Interest paid (net of amounts
      capitalized)...................  $114,213    $70,757    $558,337    $249,361    $699,953
                                       ========    =======    ========    ========    ========

  (d) Marketable Securities

     Effective December 31, 1993, the Company's marketable equity securities and debt securities are classified as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses reported in a separate component of stockholders' equity. The amortized cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in investment income. Realized gains and losses and declines in value judged to be other-than-temporary are included in other income. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in investment income. Prior to December 31, 1993, marketable securities were accounted for at the lower of cost or market.

     The following is a summary of available-for-sale securities at December 31, 1994:

                                                           GROSS         GROSS
                                                         UNREALIZED    UNREALIZED    ESTIMATED
                                              COST         GAINS         LOSSES      FAIR VALUE
                                            ---------    ----------    ----------    ----------
    Investment grade preferred
      securities.......................... $2,788,587     $     --      $522,437     $2,266,150
    Utility stocks........................    328,579           --        48,704        279,875
    Publicly traded limited
      partnerships........................    511,201           --        80,263        430,938
    Real estate investment trusts.........  1,846,566       22,751       150,694      1,718,623
    Other.................................    617,171          165       138,452        478,884
                                           ----------     --------      --------     ----------
                                           $6,092,104     $ 22,916      $940,550     $5,174,470
                                           ==========     ========      ========     ==========

                      QUEST MEDICAL, INC. AND SUBSIDIARIES

     At December 31, 1994, no individual security represented more than 10% of the total portfolio or 2% of total assets. The Company did not have any investments in derivative financial instruments at December 31, 1994.

     The following is a summary of available-for-sale securities at June 30, 1995:

                                                           GROSS         GROSS
                                                         UNREALIZED    UNREALIZED    ESTIMATED
                                               COST        GAINS         LOSSES      FAIR VALUE
                                            ----------   ----------    ----------    ----------
    Investment grade preferred
      securities..........................  $1,604,370    $  3,002      $204,715     $1,402,657
    Utility stocks........................     159,138          --        21,638        137,500
    Real estate investment trusts.........   1,704,722       6,255       119,989      1,590,988
    Publicly traded limited
      partnerships........................     582,822          --        67,322        515,500
    Other.................................     830,228       5,711        74,957        760,982
                                            ----------    --------      --------     ----------
                                            $4,881,280    $ 14,968      $488,621     $4,407,627
                                            ==========    ========      ========     ==========

     At June 30, 1995, no individual security represented more than 10% of the total portfolio or 1% of total assets. The Company did not have any investments in derivative financial instruments at June 30, 1995.

  (e) Inventories

     Inventories are recorded at the lower of standard cost or market. Standard cost approximates actual cost determined on the first-in, first-out (FIFO) basis.

  (f) Property, Plant and Equipment

     Property, plant and equipment are stated at cost. Major renewals and betterments are capitalized; maintenance and repairs are charged to operations as incurred. The cost and accumulated depreciation of assets retired are removed from the accounts.

     Provisions for depreciation and amortization of property, plant and equipment are computed using the straight-line method using estimated useful lives of 3 to 30 years.

     During 1993, the Company constructed a new corporate headquarters and production facility for its operations in Allen, Texas (the "Allen facility"). The Company's Dallas operations were relocated to such facility during December 1993.

  (g) Costs in Excess of Net Assets Acquired

     The excess of costs over the net assets of businesses acquired is amortized on a straight line basis over estimated useful lives of 20 to 25 years. The Company assesses the recoverability of this intangible asset, as well as other intangible assets, primarily based on its current and anticipated future undiscounted cash flows. At December 31, 1994 and June 30, 1995, the Company does not believe there has been any impairment of its intangible assets. Amortization expense was $20,806, $30,854 and $40,753 for the years ended December 31, 1992, 1993, and 1994, respectively. Amortization expense was $19,387 and $59,809 for the six months ended June 30, 1994 and 1995, respectively.

  (h) Patents

     Cost of purchased patents is amortized on a straight-line basis over the estimated useful lives (4 to 14 years) of such patents. Amortization expense was $188,854, $228,852, and $228,467 for the years ended December 31, 1992, 1993, and 1994, respectively. Amortization expense was $114,234 for each of

                      QUEST MEDICAL, INC. AND SUBSIDIARIES
the six month periods ended June 30, 1994 and 1995. The cost and accumulated amortization of fully amortized patents are removed from the accounts.

     Costs of patents which are the result of internal development are charged to current operations.

  (i) Purchased Technology Related to Acquisitions

     The cost of purchased technology related to acquisitions is based on appraised values at the date of acquisition and is amortized on a straight-line basis over the estimated useful lives (10 to 15 years) of such technology. Amortization expense was $154,897, $50,551, and $50,550 for the years ended December 31, 1992, 1993, and 1994, respectively. Amortization expense was $25,275 and $91,943 for the six months ended June 30, 1994 and 1995, respectively.

  (j) Tradenames

     The cost of purchased tradenames is based on appraised values at the date of acquisition and is amortized on a straight-line basis over the estimated useful life (20 years) of such tradenames. No amortization expense was recorded during the years ended December 31, 1992, 1993, 1994 or the six months ended June 30, 1994. Amortization expense was $31,250 for the six months ended June 30, 1995.

  (k) Product Development

     Start-up, research and development, advertising and promotional costs are charged to operations in the year in which such costs are incurred.

  (l) Earnings per Common and Common Equivalent Share

     During April 1994, the Board of Directors approved a 3% stock dividend. The distribution date was May 23, 1994, for shareholders of record as of May 6, 1994. The weighted average number of common and common equivalent shares outstanding used in computing the earnings per share for the years ended December 31, 1993 and 1992 were increased to retroactively reflect the stock dividend.

     Earnings (loss) per share for the years ended December 31, 1992, 1993, and 1994 are based upon 5,594,141, 5,559,422 and 5,256,683 common and, in 1992 and
1993, common equivalent shares outstanding, respectively. Shares issuable upon exercise of dilutive stock options are included in average common and common equivalent shares outstanding except where the result is antidilutive.

     Loss per share for the six months ended June 30, 1994 and 1995 is based upon 5,240,490 and 5,738,825 weighted average common shares outstanding, respectively.

  (m) Accounting Changes

     In May 1993 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." As permitted under the Statement, the Company elected to adopt the provisions of the new standard as of the end of 1993. In accordance with the Statement, prior period financial statements were not restated to reflect the change in accounting principle. The cumulative effect as of December 31, 1993, of adopting Statement 115, including the reversal of unrealized losses, increased net income by $169,308. The balance of stockholders' equity was decreased by $169,308 at December 31, 1993, to reflect the net unrealized holding loss on securities classified as available-for-sale.

  (n) Reclassifications

     Certain prior period amounts have been reclassified to conform to current year presentation.

                      QUEST MEDICAL, INC. AND SUBSIDIARIES

  (o) Interim Periods

     The consolidated balance sheet at June 30, 1995 and the consolidated statements of operations and cash flows for the six month periods ended June 30, 1994 and 1995, and the consolidated statement of stockholders' equity for the six month period ended June 30, 1995, together with the related notes, are unaudited, but, in the opinion of management of the Company, include all adjustments (which consist of normal recurring accruals) necessary to present fairly, in all material respects, the financial condition at June 30, 1995 and the results of operations and cash flows for the Company for the six month periods ended June 30, 1994 and 1995.

(2) ACQUISITION AND DISPOSITION OF ASSETS

     On June 23, 1992, the Company purchased from McGaw, Inc. (McGaw) substantially all of the assets related to McGaw's "ACTester(TM)" product line for approximately $521,557 cash (including $20,719 of related acquisition costs). The ACTester product line consists of instrumentation and associated disposables used to measure the activated clotting time (ACT) of blood, a key parameter in managing patient coagulation status in catheterization, ECMO, cardiovascular surgery, dialysis and other critical care applications.

     The acquisition was accounted for as a purchase and, accordingly, the acquired assets have been recorded at their estimated fair values at the date of acquisition. The operating results are included in the 1992 consolidated statement of operations from the acquisition date. The purchase price and expenses associated with the acquisition exceeded the fair values of the acquired assets by $110,179 which has been included in "Costs in excess of net assets acquired, net" in the consolidated balance sheets. The costs in excess of net assets acquired is being amortized on a straight-line basis over a 25 year period.

     During December 1992, the Company wrote-off the assets of Clini-Therm Corporation acquired in July 1991, resulting in a non-recurring, non-cash charge to operations of $1,246,913. The write-off was initiated by the Company's intention to focus research and development investments in its core cardiovascular market.

     On March 31, 1995, the Company acquired for $15,403,263 cash (including $200,000 paid in June 1995 as a purchase price adjustment, and excluding $926,822 of related acquisition and financing costs) and 833,333 shares of Quest common stock valued at $6,458,331, all of the capital stock of Neuromed, Inc. ("Neuromed"), a privately held corporation located in Fort Lauderdale, Florida. The transaction also provided for contingent consideration of up to $6 million over the next two years, payable in a combination of cash and additional shares of Quest common stock in January 1996 and January 1997, depending on sales of Neuromed's products reaching certain objectives. Financing for the cash portion of the purchase price was provided by NationsBank of Texas, N.A. (See note 3.)

     Neuromed develops, manufactures, and markets electronic neurostimulation devices for treatment of chronic severe pain. Neuromed's revenues for the fiscal year ended October 31, 1994, were approximately $8.0 million.

     The acquisition was accounted for by the purchase method of accounting. The allocation of the purchase price among identifiable tangible and intangible assets was based on the fair market value of those assets using a risk adjusted income approach. The cost in excess of net assets acquired is being amortized on a straight line basis over twenty years.

     Purchased in-process research and development was identified and valued through extensive interviews and analysis of data concerning Neuromed's products under development. Expected future cash flows for products under development were discounted taking into account economic risks

                      QUEST MEDICAL, INC. AND SUBSIDIARIES
associated with the inherent difficulties and uncertainty in completing the products, and thereby achieving technological feasibility, and risks related to the viability of and potential changes in future target markets. This resulted in $10,500,000 of purchased research and development which had not yet achieved technological feasibility and does not have alternative uses. Therefore, in accordance with generally accepted accounting principles, the $10,500,000, with no related tax benefit, was charged to expense during the six month period ended June 30, 1995.

     The preliminary purchase price allocation for the acquisition of Neuromed, as of June 30, 1995 is summarized below:

    Tradenames..............................................................  $ 2,500,000
    Purchased technology....................................................    4,000,000
    Cost in excess of net assets acquired...................................    3,075,339
    Purchased research and development......................................   10,500,000
    Net tangible assets acquired............................................    2,251,144
                                                                              -----------
                                                                              $22,326,483
                                                                              ===========

     The preliminary purchase price allocation is subject to change when additional information concerning asset and liability valuations is obtained. Therefore, the final allocation may differ from the preliminary amounts recorded. In connection with the purchase, the Company determined that the operations of Neuromed will be relocated to Texas by the end of the first quarter of 1996. The Company is in the process of finalizing the estimated costs of the relocation which will be recorded in the third quarter of 1995 as an adjustment to costs in excess of net assets acquired.

     The following unaudited pro forma summary presents the results of operations as if the acquisition had occurred on January 1, 1994. This summary does not purport to be indicative of what would have occurred had the acquisition been made as of this date or of results which may occur in the future. This method of combining the companies is for the presentation of unaudited pro forma summary results of operations. Actual statements of operations of Quest Medical, Inc. and of Neuromed, Inc. will be combined from the effective date of the acquisition forward, with no retroactive restatement.


                                                                                 SIX MONTHS
                                                                 YEAR ENDED      ENDED JUNE
                                                                DECEMBER 31,         30,
                                                                    1994            1995
                                                                ------------     -----------
    Pro forma revenue.........................................  $22,043,518      $13,710,433
    Pro forma earnings (loss) from operations.................      (86,467)       1,416,077
                                                                -----------      -----------
    Pro forma net earnings (loss) before cumulative effect of
      change in accounting principle in 1994..................   (1,220,055)         445,254
                                                                -----------      -----------
    Pro forma net earnings (loss) per common and equivalent
      share before cumulative effect of change in accounting
      principle in 1994.......................................  $     (0.20)     $      0.07
                                                                ===========      ===========


     The pro forma operations information excludes the non-recurring charge of $10,500,000 ($1.72 per share) related to purchased in-process research and development which is expensed at the date of acquisition.

     In July 1995, the sales objectives were reached which triggered a liability for the 1996 contingent consideration payments with regard to the Neuromed Acquisition. The Company recorded the additional "earn-out" consideration of 200,000 shares of Quest Medical common stock valued at $2,558,200 and a $1.5 million liability (payable in cash in January 1996). In addition, in September 1995, the Company amended certain terms of the acquisition agreement whereby the Company agreed to

                      QUEST MEDICAL, INC. AND SUBSIDIARIES
accelerate issuance of the 200,000 shares for the 1996 earn-out and the seller relinquished certain rights from the previous agreement. The amended agreement sets the 1997 contingent consideration at a cash payment equal to $1.5 million plus an amount equal to the value of 200,000 shares of common stock at the net offering price of shares issued in connection with the Offering contemplated by the Prospectus in which these financial statements are included.

(3) CURRENT AND LONG-TERM DEBT

     At December 31, 1994, the Company has two credit line facilities. These facilities expire on September 30, 1995, and include a $3,000,000 working capital line and a $5,000,000 acquisition line. The lines are collateralized by the Company's accounts receivable, inventories, machinery and equipment, and in the case of an acquired business, the purchased assets. Advances under the $3,000,000 working capital line bear interest at the prime rate plus 25 basis points or the lender's CD rate plus 150 basis points, at the Company's discretion. Advances under the $5,000,000 acquisition line bear interest at the prime rate plus 75 basis points or the lender's CD rate plus 200 basis points, at the Company's discretion. Advances under the acquisition line are immediately converted to a five-year term loan. At December 31, 1994 the Company had advances in the amount of $2,650,000 outstanding under the working capital line and no advances outstanding under the acquisition line. The Company is subject to certain covenants related to these facilities. Significant covenants include the maintenance of a minimum current ratio, ratio of debt to net worth (as defined) and restricts the payment of cash dividends to 25% of annual net earnings.

     On December 28, 1993, the Company entered into two agreements with MetLife Capital Corporation for long-term financing on the Allen facility in the amount of $4,355,071. The first agreement, in the amount of $3,000,000, is related to the Allen facility building. This loan bears interest at an adjustable rate based on the 30-day commercial paper rate plus 300 basis points, or the Company has the option at any time from closing through the first 24 months, to fix the rate based on the 10-year Treasury Bill rate plus 300 basis points. This note has a 25-year amortization. The Company has the option of prepaying this note during years 6-10, subject to certain provisions. The interest rate in effect at December 31, 1994 was 9.05% and at June 30, 1995 was 9.07%. The loan is collateralized by the Allen facility building and land and has an unpaid balance of $2,978,045 at December 31, 1994 and $2,971,950 at June 30, 1995. The second agreement, in the amount of $1,355,071, is related to certain equipment and furnishings purchased for the Allen facility. This loan bears interest at an adjustable rate based on the 30-day commercial paper rate plus 250 basis points, or the Company has the option at any time from closing through the first 24 months, to fix the rate based on the 5-year Treasury Bill rate plus 250 basis points. This note has a 10-year amortization. The interest rate in effect at December 31, 1994, was 8.29% and 8.57% at June 30, 1995. This loan is collateralized by the equipment and furnishings purchased with the proceeds and has an unpaid balance of $1,255,049 at December 31, 1994 and $1,207,647 at June 30, 1995.

     At December 31, 1994, the Company has 8.625% and 8% notes available that are secured by certain Company marketable securities, held by investment companies. These marketable securities have a carrying value of $1,083,060 and $1,212,112, respectively. Borrowings under these notes are restricted to 50% of the market value of these marketable securities held by investment companies. At December 31, 1994, the amounts available for total borrowings were $541,530 and $606,056, respectively. At December 31, 1994, the Company had no advances outstanding with respect to these notes. At June 30, 1995, the Company had a 9% note payable for $245,932. This note was collateralized by certain of the Company's investments, held by the investment company, which had a carrying value of $1,153,965. Borrowings under this note are restricted to 50% of the market value of certain of the Company's investments held by the investment company. At June 30, 1995, the amount available for additional borrowing under this note was $331,050.

                      QUEST MEDICAL, INC. AND SUBSIDIARIES

     Total interest incurred during 1993 was $164,777. Capitalized interest, in conjunction with the construction of the Allen facility in 1993 was recorded as part of the building, and is amortized over the building's useful life. In 1993, $82,977 of interest costs were capitalized. No interest was capitalized in 1994 and 1992.

     On March 31, 1995, the Company entered into a First Amended and Restated Credit Agreement with NationsBank of Texas, N.A. (the "Loan Agreement"). The Loan Agreement provided for $15 million in senior term financing, which was utilized to pay the cash portion of the Neuromed purchase price (See Note 2), and a working capital line of up to $5 million. Amortization of the senior term debt is $1,950,000 per year for the first and second years, $3,250,000 per year for the third and fourth years, and $2,600,000 for the fifth year, with a $2,000,000 balloon payment due at the end of the fifth year. Borrowings under the working capital line are due and payable on May 31, 1997. Borrowings under both facilities bear interest at prime plus 125 basis points, or at the Company's option, LIBOR plus 300 basis points. The interest rate can be reduced based on the Company achieving certain ratios of senior bank debt to EBITDA (earnings before interest, taxes, depreciation, and amortization). At June 30, 1995, the Company had an outstanding principal balance of $14,512,500 under the senior term debt, including a current portion of $1,950,000, with a weighted average interest rate of 9.49%. At June 30, 1995, the Company had borrowings under the working capital line of $4,200,000 with a weighted average interest rate of 9.09%.

     The aforementioned facilities with NationsBank are collateralized by certain of the Company's assets, including without limitation, accounts receivable, inventory, equipment, furniture and other fixed assets, patents, trademarks and other intangible property, and the Neuromed common stock, but excluding marketable securities in excess of $2 million, and excluding the real property, building, and equipment financed in 1993 by MetLife Capital Corporation. The Company is subject to certain covenants related to the NationsBank debt. Significant covenants include the maintenance of a minimum current ratio, ratio of debt to net worth (as defined) and restrictions on the payment of cash dividends to 25% of annual net earnings.

(4) FEDERAL INCOME TAXES

     The Company adopted the provisions of the Statement on Financial Accounting Standards No. 109, "Accounting for Income Taxes" (Statement No. 109), effective January 1, 1993. The cumulative effect of adopting Statement No. 109 was not material. Under Statement No. 109, deferred tax assets and liabilities are recognized using the liability method, whereby tax rates are applied to cumulative temporary differences based on when and how they are expected to effect the tax return. Prior to the adoption of Statement No. 109, income tax expense was determined using the provisions of FAS No. 96.

     The significant components of the net deferred tax liability at December 31, were as follows:

                                                                   1993           1994
                                                                 ---------     ----------
    Deferred tax assets
      Tax credit and net operating loss carry forwards.........  $ 668,419     $1,664,528
      Accrued expenses and reserves............................    107,276        106,902
      Unrealized loss on marketable securities.................     57,565        311,996
      Valuation allowance......................................   (673,734)    (1,745,090)
                                                                 ---------     -----------
              Total deferred tax asset.........................    159,526        338,336

                      QUEST MEDICAL, INC. AND SUBSIDIARIES

                                                                   1993           1994
                                                                 ---------     -----------
    Deferred tax liabilities:
      Excess of tax over book depreciation.....................    (68,040)      (208,644)
      Purchase price adjustments deducted for tax and amortized
         for book..............................................   (100,322)       (95,989)
      Other....................................................    (41,162)       (45,540)
                                                                 ---------     ----------
              Total deferred tax liability.....................   (209,524)      (350,173)
                                                                 ---------     ----------
              Net deferred tax liability.......................  $ (49,998)    $  (11,837)
                                                                 =========     ==========

     The provision for income taxes for the years ended December 31 consists of the following amounts:

                                                           1992         1993         1994
                                                          -------     --------     --------
    Current
    Federal.............................................  $40,730     $250,769     $     --
    State...............................................       --           --           --
                                                          -------     --------     --------
                                                           40,730      250,769           --
    Deferred............................................   16,584       50,000           --
                                                          -------     --------     --------
                                                          $57,314     $300,769     $     --
                                                          =======     ========     ========

     A reconciliation of the provision (benefit) for taxes on earnings (loss) before cumulative effect of change in accounting principle, to the taxes calculated at the U.S. statutory rate follows:

                                                          1992         1993         1994
                                                        --------     --------     ---------
    Federal income tax (benefit) at statutory rate....  $ 85,315     $322,254     $(584,526)
    Unrecognized deductions...........................    70,309       57,565            --
    Tax exempt interest...............................   (91,376)     (93,720)      (52,862)
    Nondeductible amortization of goodwill............     8,863       10,490        13,856
    Basis difference of purchase price allocation.....   (46,352)     (33,073)      (27,189)
    Alternative minimum tax...........................    23,098           --            --
    Other.............................................     7,457       37,253        13,413
    Benefit of net operating loss not recognized......        --           --       637,308
                                                        --------     --------     ---------
                                                        $ 57,314     $300,769     $      --
                                                        ========     ========     =========

     During the years ended December 31, 1992 and 1993, the Company realized $189,219 and $187,236, respectively, of tax benefits from stock option deductions which has been credited to paid-in capital.

     At December 31, 1994, general business credits of $751,912 and alternative minimum tax credits of $134,284 are available to offset future tax liabilities. If unused, the general business credits expire in various amounts beginning in 1997 through 2009.

     During the period ended June 30, 1995, the Company eliminated the valuation allowance for deferred tax assets that was recorded in prior years of $1,745,090. The elimination of the valuation allowance was recorded as a reduction of costs in excess of net assets acquired because the reduction resulted from deferred tax liabilities recorded in connection with the acquisition of Neuromed.

(5) STOCK PURCHASE RIGHTS

     On October 12, 1989, the Company declared a distribution to stockholders of record on October 23, 1989, of one common stock purchase right for each outstanding share of common stock. Each right

                      QUEST MEDICAL, INC. AND SUBSIDIARIES
entitles the holder to purchase one-half of a share of common stock at an exercise price of $5.00. The purchase price payable and the number of shares issuable upon exercise of the rights are subject to adjustment by the Company in order to prevent dilution. The rights are not exercisable or transferable apart from the common stock until ten days after a public announcement that a person or group either (1) has acquired or has obtained the right to acquire 15% or more of the Company's outstanding shares of common stock, or (2) has commenced or announced an intention to commence a tender offer or exchange offer for 20% or more of the outstanding shares of common stock. Until a right is exercised, the holder of a right, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote as a stockholder or receive dividends.

     The rights may be redeemed in whole by the Company at a price of $0.01 per right at any time prior to their expiration on October 12, 1999, or prior to the point at which they become exercisable.

     Under certain circumstances described in the rights agreement, the holder will be entitled to purchase at the current exercise price that number of shares of common stock of the acquiring company having a market value of two times the exercise price of the right.

     On February 9, 1995, the Board of Directors amended two provisions of the rights agreement. First, the purchase price (as defined in the rights agreement) for each one-half share of common stock purchased pursuant to the exercise of the right was increased from $5.00 to $12.50. Secondly, the definition of acquiring person was amended to exclude Mr. Borkan or his affiliates so long as their ownership does not exceed 25% of the common shares outstanding at any time.

(6) STOCK OPTIONS

     At December 31, 1994, under the Company's stock option plans, options may be granted to purchase 1,999,892 shares of its common stock of which 1,442,257 options may be granted to key employees (Employees' Plan) and 557,635 options may be granted to directors and advisory directors (Directors' Plan). These options are exercisable one-fourth each year over a four-year period of continuous service. Certain options under both the Employees' Plan and Directors' Plan have a special two year vesting schedule. These options are exercisable one-half each year over a two-year period. The stock options granted under the Employee's Plan expire ten years from the date of grant. The stock options granted under the Directors' Plan expire six years from date of grant. The changes in the number of common shares issuable under outstanding options, the number of shares reserved for issuance and the price range of options for the years ended December 31, 1993 and 1994 were as follows:

                                                                 1993              1994
                                                            --------------    --------------
    Outstanding at beginning of year......................         838,119           894,455
    Granted...............................................         205,664           252,444
    Effect of 3% stock dividend...........................              --            31,679
    Rescinded.............................................         (81,430)          (47,548)
    Exercised.............................................         (67,898)          (43,057)
                                                               -----------       -----------
    Outstanding at end of year............................         894,455         1,087,973
                                                               ===========       ===========
    Exercisable at end of year............................         427,194           488,590
                                                               ===========       ===========
    Shares reserved for issuance..........................         256,487           139,804
                                                               ===========       ===========
    Price range of options outstanding at end of year.....  $1.50 to $4.75    $1.45 to $6.38
    Price range of options exercised during the year......  $1.50 to $3.75    $1.45 to $4.25

     Effective March 30, 1995, the Board of Directors adopted the Quest Medical, Inc. 1995 Stock Option Plan ("the Plan"). The total number of shares of Common Stock issuable under the Plan is 250,000.

                      QUEST MEDICAL, INC. AND SUBSIDIARIES

Officers or other key employees of the Company are eligible to receive stock option grants under the Plan. The per share exercise price of each option is determined by the Stock Option Committee of the Board of Directors, but in no event is less than the Fair Market Value of the Common Stock at the time the option is granted. Generally, each option will be for a term of not less than five years nor more than ten years from the date of grant. Vesting of the options will be determined by the Stock Option Committee, although for the most part, options will become exercisable with respect to 25% of the total number of shares subject to the option twelve months after the date of grant and with respect to an additional 25% at the end of each twelve-month period thereafter on a cumulative basis during the succeeding three years. The plan was approved by the shareholders of the Company at the Annual Meeting of Shareholders held on June 22, 1995.

     A summary of transactions through June 30, 1995 follows:

    Granted....................................................................   167,000
                                                                                 --------
    Outstanding at end of period...............................................   167,000
                                                                                 ========
    Price of options outstanding at end of period..............................  $  7.125

(7) COMMITMENTS AND CONTINGENCIES

     The Company occupied office and warehouse space under the terms of cancelable operating leases extending through 1993. During 1993, the Company canceled two operating leases with a penalty of approximately $68,000. Future minimum rental payments under noncancelable leases for autos as of December 31, 1994, was $12,323 in 1995, $6,474 in 1996 and $3,393 in 1997. Total rent expense under operating leases for the years ended December 31, 1992, 1993, and 1994 was $271,168, $293,221 and $24,930, respectively.

     In conjunction with the acquisition of Neuromed, Inc. on March 31, 1995, the Company assumed a noncancelable lease for approximately 18,000 square feet of office and manufacturing space in Davie (Ft. Lauderdale), Florida. The lease, which expires on February 28, 1996, has a monthly rental payment of $11,236. The lease contains a renewal option. As of June 30, 1995, future minimum rental payments under noncancelable auto leases and the aforementioned facility lease are $73,577 in 1995, $28,946 in 1996, and $3,016 in 1997. Total rent expense under operating leases for the six months ended June 30, 1994 and 1995 was 20,047 and 47,670, respectively.

     The Company is involved in various lawsuits and claims, the ultimate disposition of which management believes will not have a material adverse effect upon the Company's business or consolidated financial position.

(8) FINANCIAL INSTRUMENTS, RISK CONCENTRATION, AND MAJOR CUSTOMERS

     The Company designs, develops, manufactures and markets a variety of healthcare products used primarily in cardiovascular surgery, interventional pain management and intravenous fluid delivery applications. In the United States, the Company's accounts receivable are due primarily from hospitals and distributors located throughout the country. Internationally, the Company's accounts receivable are due primarily from distributors located in Europe and Australia. The Company generally does not require collateral. The Company maintains an allowance for doubtful accounts based upon the expected collectibility of all accounts receivable. Any losses from bad debts have historically been within management's expectations.

     Net sales to a major customer for each of the years ended December 31, as a percentage of total net revenues were as follows: 1992 -- 25%, 1993 -- 23%, and 1994 -- 19%.

                      QUEST MEDICAL, INC. AND SUBSIDIARIES

(9) EMPLOYEE BENEFIT PLANS

     The Company has a defined contribution retirement savings plan (the "Plan") available to substantially all employees. The Plan permits employees to elect salary deferral contributions of up to 15% of their compensation and requires the Company to make matching contributions equal to 50% of the participants' contributions, to a maximum of 6% of the participants' compensation. The expense of the Company's contribution for the year ended December 31, was $61,530 in 1992, $86,903 in 1993, and $102,961 in 1994. The expense of the Company's contributions was $49,500 and $50,100 for the six months ended June 30, 1994 and 1995, respectively.

(10) LITIGATION SETTLEMENT

     On May 13, 1993, the Company entered into a settlement agreement relating to the litigation it filed on April 20, 1990, against Kirschner Medical Corporation, its directors and Alex Brown and Sons, Inc. Under the terms of the settlement agreement, the Company received $600,000 cash and 100,000 warrants to purchase Kirschner Medical common stock for three years at an exercise price of $6.00 per share. Each warrant is convertible into one share of Kirschner Medical common stock. The Company incurred litigation expenses of approximately $201,000. The Company recorded a pre-tax gain of $524,200 which is reflected in "Other income (expenses) -- Litigation settlements, net" in the Consolidated Statements of Operations.

     During October 1993, an agreement was reached to settle a lawsuit filed against the Company on November 2, 1992, in the United States Bankruptcy Court for the Northern District of Texas by Jeffery Mims, Trustee for Clini-Therm Corporation. The complaint alleged the Company fraudulently purchased claims from Ford Motor Credit Corporation and unfairly rescinded its agreement to finance Clini-Therm's reorganization. The Company recorded a pre-tax charge of $357,112 (including $157,112 of litigation expense) which is reflected in "Other Income (expenses) -- Litigation settlement, net" in the Consolidated Statements of Operations.

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
Neuromed, Inc.

     We have audited the accompanying consolidated balance sheet of Neuromed, Inc. and subsidiaries (the "Company") as of October 31, 1994, and the related consolidated statements of income and retained earnings, and cash flows for each of the two years in the period ended October 31, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Neuromed, Inc. and subsidiaries at October 31, 1994, and the consolidated results of their operations and their cash flows for each of the two years in the period ended October 31, 1994, in conformity with generally accepted accounting principles.

     As discussed in Note 8 to the financial statements, in fiscal 1994, the Company changed its method of accounting for income taxes.

                                            ERNST & YOUNG LLP

Dallas, Texas
April 1, 1995

                        NEUROMED, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

                                     ASSETS


                                                                                     JANUARY 31,
                                                                       OCTOBER          1995
                                                                         31,         -----------
                                                                         1994        (UNAUDITED)
                                                                      ----------
Current assets:
  Cash and cash equivalents.........................................  $1,834,399     $ 1,374,390
  Accounts receivable, net of allowance for doubtful accounts of
     $100,000 in 1994 and 1995......................................   1,383,178       1,527,183
  Inventories.......................................................   1,488,418       1,638,423
  Loan receivable, shareholder......................................     656,586              --
  Deferred income tax...............................................     506,493         506,493
  Other current assets..............................................     108,422         100,478
                                                                      ----------     -----------
          Total current assets......................................   5,977,496       5,146,967
                                                                      ----------     -----------
Property, plant and equipment, net..................................     244,283         243,675
Other assets........................................................       7,467           2,695
                                                                      ----------     -----------
                                                                      $6,229,246     $ 5,393,337
                                                                      ==========     ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Loan payable......................................................  $    1,634     $       408
  Accounts payable and accrued expenses.............................   1,106,581         866,317
  Accrued royalty expense...........................................     853,115         218,355
  Income taxes payable..............................................     784,539         511,635
                                                                      ----------     -----------
          Total current liabilities.................................   2,745,869       1,596,715
                                                                      ----------     -----------
Deferred income taxes payable.......................................      32,979          32,979
Shareholders' equity:
  Common stock, Class A voting; $.004 par value; 9,000,000 shares
     authorized; 5,819,250 shares issued in 1994 and 1995...........      23,277          23,277
  Common stock, Class B non-voting; $.01 par value; 100,000 shares authorized; 94,850 shares issued and outstanding in 1994 and
     1995...........................................................         948             948
  Capital in excess of par value....................................      48,337          48,337
  Retained earnings.................................................   3,397,836       3,711,081
                                                                      ----------     -----------
                                                                       3,470,398       3,783,643
  Less common stock, Class A voting, held in treasury, at cost,
     16,926 shares in 1994 and 1995.................................     (20,000)        (20,000)
                                                                      ----------     -----------
                                                                       3,450,398       3,763,643
                                                                      ----------     -----------
                                                                      $6,229,246     $ 5,393,337
                                                                      ==========     ===========


          See accompanying notes to consolidated financial statements

                        NEUROMED, INC. AND SUBSIDIARIES

            CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS


                                                                           THREE MONTHS ENDED
                                               YEARS ENDED OCTOBER 31,         JANUARY 31,
                                               -----------------------   -----------------------
                                                 1993         1994         1994         1995
                                               ----------   ----------   ----------   ----------
                                                                              (UNAUDITED)
Net sales....................................  $7,182,073   $8,044,353   $1,512,942   $2,407,299
Operating costs and expenses:
  Cost of sales..............................   1,579,647    1,932,763      460,034      577,063
  Selling....................................   1,769,327    1,968,342      437,517      618,643
  General and administrative.................   1,500,487    1,448,256      367,641      434,957
  Research and development...................   1,530,091    1,713,316      390,417      296,182
                                               ----------   ----------   ----------   ----------
                                                6,379,552    7,062,677    1,655,609    1,926,845
                                               ----------   ----------   ----------   ----------
Income (loss) from operations................     802,521      981,676     (142,667)     480,454
Other:
  Interest, net..............................      20,125           62      (23,024)       9,944
  Foreign currency transaction loss..........      (8,149)          --           --           --
  Other income (loss)........................     215,464      (17,951)     (18,059)      29,943
                                               ----------   ----------   ----------   ----------
                                                  227,440      (17,889)     (41,083)      39,887
                                               ----------   ----------   ----------   ----------
Income (loss) before income taxes and
  cumulative effect of change in accounting
  principle..................................   1,029,961      963,787     (183,750)     520,341
Provision (benefit) for income taxes.........     286,255      383,765      (73,169)     207,096
                                               ----------   ----------   ----------   ----------
Income (loss) before cumulative effect of
  change in accounting principle.............     743,706      580,022     (110,581)     313,245
Cumulative effect of change in accounting
  principle..................................          --      261,285           --           --
                                               ----------   ----------   ----------   ----------
Net income (loss)............................     743,706      841,307     (110,581)     313,245
Retained earnings, beginning of period.......   1,812,823    2,556,529    2,556,529    3,397,836
                                               ----------   ----------   ----------   ----------
Retained earnings, end of period.............  $2,556,529   $3,397,836   $2,445,948   $3,711,081
                                               ==========   ==========   ==========   ==========


          See accompanying notes to consolidated financial statements

                        NEUROMED, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                             THREE MONTHS ENDED
                                                YEARS ENDED OCTOBER 31,          JANUARY 31,
                                                ------------------------   -----------------------
                                                   1993          1994        1994         1995
                                                -----------   ----------   ---------   -----------
                                                                                 (UNAUDITED)
Cash flows from operating activities
  Net income (loss)...........................  $   743,706   $  841,307   $(110,581)  $   313,245
  Adjustments to reconcile net income to net
     cash provided by (used in) operating
     activities:
     Cumulative effect of change in accounting
       principle..............................           --     (261,285)         --            --
     Gain on damaged inventory................      (91,433)          --          --            --
     Depreciation and amortization............       90,966       83,001      20,700        20,865
     Changes in operating assets and
       liabilities:
       Accounts receivable....................     (580,947)     398,994    (135,670)     (144,005)
       Inventory..............................      (53,180)    (526,000)    (98,076)     (150,005)
       Other current assets...................       11,069      (50,001)      7,705         7,944
       Other assets...........................       28,756       28,985     (25,353)        4,772
       Accounts payable and accrued
          expenses............................     (127,967)     567,684     (64,080)     (240,264)
       Accrued royalty expense................     (360,340)     508,182     147,510      (634,760)
       Income taxes...........................      211,521       67,886    (389,048)     (272,904)
                                                -----------   ----------   ---------   -----------
  Net cash provided by (used in) operating
     activities...............................     (127,849)   1,658,753    (646,893)   (1,095,112)
                                                -----------   ----------   ---------   -----------
Cash flows from investing activities
  Additions to property, plant and
     equipment................................     (251,534)     (72,008)     (4,743)      (20,257)
  Redemption of preferred stock
     investment...............................       88,364       67,336       6,942            --
  Insurance proceeds from casualty loss.......      738,311      331,477     331,477            --
                                                -----------   ----------   ---------   -----------
  Net cash provided by (used in) investing
     activities...............................      575,141      326,805     333,676       (20,257)
                                                -----------   ----------   ---------   -----------
Cash flows from financing activities
  Loan to Shareholder.........................       (6,900)    (649,686)         --            --
  Proceeds from loan receivable,
     shareholder..............................           --           --       1,700       656,586
  Proceeds from loans payable.................    2,246,133      857,528     617,651            --
  Repayment of loans payable..................   (2,452,886)    (864,004)   (381,640)       (1,226)
                                                -----------   ----------   ---------   -----------
  Net cash provided by (used in) financing
     activities...............................     (213,653)    (656,162)    237,711       655,360
                                                -----------   ----------   ---------   -----------
Net increase (decrease) in cash...............      233,639    1,329,396     (75,506)     (460,009)
Cash and cash equivalents, beginning of
  period......................................      271,364      505,003     505,003     1,834,399
                                                -----------   ----------   ---------   -----------
Cash and cash equivalents, end of period......  $   505,003   $1,834,399   $ 429,497   $ 1,374,390
                                                ===========   ==========   =========   ===========
Supplemental disclosure of cash flow
  information:
Cash paid during the period for interest......  $    18,206   $   34,969   $  23,187   $     7,500
                                                ===========   ==========   =========   ===========
Cash paid during the period for income
  taxes.......................................  $    63,034   $  364,027   $ 327,436   $     7,030
                                                ===========   ==========   =========   ===========


          See accompanying notes to consolidated financial statements

                        NEUROMED, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (INFORMATION SUBSEQUENT TO OCTOBER 31, 1994, AND INFORMATION
           FOR THE THREE MONTHS ENDED JANUARY 31, 1994 IS UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  General

     Neuromed, Inc. and subsidiaries manufacture implantable medical devices used for neurostimulation. The devices manufactured include multi-programmable spinal cord stimulators using various electrode types and multi-programmable deep brain stimulators. They are used primarily for the treatment of chronic pain.

  Basis of Presentation

     The consolidated financial statements include the accounts of Neuromed, Inc. and its wholly-owned subsidiaries ("Neuromed" or the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation.

  Cash and Cash Equivalents

     For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. The carrying amount of cash and cash equivalents approximate their fair value.

  Inventories

     Inventories are stated at the lower of cost (first-in, first-out) or market.

  Property, Plant and Equipment

     Property, plant and equipment are recorded at cost. Depreciation is computed using straight-line and accelerated methods over the estimated useful lives of the assets. Amortization of leasehold improvements is computed on a straight-line basis over the lesser of the useful life of the asset or the term of the lease.

  Income Taxes

     Effective November 1, 1993, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Under this statement, deferred tax assets and liabilities are determined based upon the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

  Interim Periods

     The consolidated balance sheet at January 31, 1995 and the consolidated statements of income and retained earnings and consolidated statements of cash flows for the three month periods ended January 31, 1994 and 1995, together with the related notes, are unaudited, but, in the opinion of management of the Company, include all adjustments (which consist of normal recurring accruals) necessary to present fairly, in all material respects, the financial condition at January 31, 1995 and the results of operations and cash flows for the Company for the three month periods ended January 31, 1994 and 1995.

                        NEUROMED, INC. AND SUBSIDIARIES

2. INVENTORIES

     Inventories as of October 31, 1994 and January 31, 1995 are comprised of the following:


                                                                    OCTOBER 31,   JANUARY 31,
                                                                       1994          1995
                                                                    -----------   -----------
    Raw materials.................................................   $  753,903    $  804,873
    Work in process...............................................      187,100       205,164
    Finished goods................................................      547,415       628,386
                                                                     ----------    ----------
                                                                     $1,488,418    $1,638,423
                                                                     ==========    ==========


3. PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment as of October 31, 1994 is comprised of the following:

    Furniture and fixtures...................................................  $ 154,496
    Machinery and equipment..................................................    507,392
    Leasehold improvements...................................................    408,584
    Vehicles.................................................................     44,666
                                                                               ---------
                                                                               1,115,138
    Less accumulated depreciation and amortization...........................    870,855
                                                                               ---------
                                                                               $ 244,283
                                                                               =========

4. COMMITMENTS AND CONTINGENCIES

     Neuromed occupies its manufacturing facility and administrative office under the terms of a noncancelable operating lease. The lease expires on February 28, 1996 and provides for annual rental payments of $92,380. The following is a schedule of the future rental payments:

                YEAR ENDING OCTOBER 31
                ----------------------
                          1995....................................  $ 92,380
                          1996....................................    30,794
                                                                    --------
                                                                    $123,174
                                                                    ========

     Rent expense under all operating leases was $108,640 and $127,568 for the years ended October 31, 1993 and 1994, respectively.

     Neuromed has an employment agreement with its principal shareholder. Among other things, the agreement entitles the employee to additional compensation equal to 10% of net operating income before income taxes between $250,000 and $1,000,000, and 5% on such income above $1,000,000. This deferred compensation aggregates approximately $373,000 at October 31, 1994 and is included in accounts payable and other accrued expenses in the accompanying balance sheet. General and administrative expenses include approximately $83,000 and $112,000 in 1993 and 1994, respectively, related to this agreement.

     Neuromed has agreed to pay its principal shareholder, the inventor of its medical devices, royalties of 10% of net sales of such devices for the acquisition of the patents and technology. Included in selling expenses is $725,674 and $824,290 of royalty expense for the years ended October 31, 1993 and 1994, respectively, related to this agreement.

                        NEUROMED, INC. AND SUBSIDIARIES

     Under its defined contribution pension plan, Neuromed's required contributions to the plan are 2% of each eligible participant's compensation up to $37,800, plus 7.6% of compensation in excess of such amount, and totaled $43,641 and $56,576 for the years ended October 31, 1993 and 1994, respectively. All employees, other than commissioned employees, are eligible for the plan after meeting a minimum hours of service requirement with the Company.

     Under agreements with affiliated companies, Neuromed agreed to pay certain research and development expenses for products being developed. Research and development expense includes $374,721 and $668,051 of such expenses for the years ended October 31, 1993 and 1994, respectively.

     The Company is involved in various lawsuits and claims, the ultimate disposition of which management believes will not have a material adverse effect upon the Company's business or consolidated financial position.

5. COMMON STOCK

     Neuromed has issued 4,750 incentive stock shares to certain key employees. Under the terms of the agreements pertaining to these shares, the employees are entitled to receive 100% of the excess of the fair market value, as defined, of a share of common stock of Neuromed on the date the right is exercised, over $1.96 per share. All of the issued incentive stock shares are exercisable. Amounts due from the exercise of the incentive stock shares are payable in cash, common stock of Neuromed or both over the twelve months following the month they are exercised. Management of the Company has estimated that aggregate appreciation of the shares approximates $14,250 and $17,520 as of October 31, 1993 and 1994, respectively.

6. RELATED PARTIES

     During fiscal year 1994, the Company advanced approximately $650,000 to its major shareholder. The advances, with interest at 5% per annum, are due on demand. The advance was repaid in full January 1995.

7. OTHER INCOME

     During March 1993, Neuromed sustained damage to its primary production facility from a tornado. Neuromed collected insurance proceeds attributable to the tornado of $200,000 during the year ended October 31, 1993 and an additional $331,477 during December 1993. Included in other income for fiscal year 1993 is approximately $91,000 attributable to inventory damage.

8. INCOME TAXES

     The components of income tax expense are as follows:

                                                                    YEARS ENDED OCTOBER 31
                                                                    ----------------------
                                                                       1993         1994
                                                                     --------     --------
    Current:
      Federal......................................................  $183,099     $616,757
      State........................................................    18,319       64,074
                                                                     --------     --------
                                                                      201,418      680,831
      Deferred.....................................................    84,837     (297,066)
                                                                     --------     --------
                                                                     $286,255     $383,765
                                                                     ========     ========

                        NEUROMED, INC. AND SUBSIDIARIES

     Effective November 1, 1993, the Company changed its method of accounting for income taxes from the deferred method to the liability method required by SFAS No. 109. As permitted under the new rules, prior years' financial statements have not been restated. The cumulative effect of adopting SFAS No. 109 as of November 1, 1993 was to increase net income by $261,285.

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of October 31, 1994 are as follows:

    Deferred tax assets
      Accounts receivable.....................................................  $ 16,971
      Allowance for doubtful accounts.........................................    35,800
      Accrued royalties.......................................................   296,696
      Accrued salaries........................................................    23,657
      Deferred compensation...................................................   133,369
                                                                                --------
                                                                                 506,493
    Deferred tax liabilities
      Depreciable property....................................................    32,979
                                                                                --------
    Net deferred tax asset....................................................  $473,514
                                                                                ========

     In 1993, the Company's effective tax rate was less than the federal statutory rate of 34% primarily because of the utilization of research and development credits. The Company's effective tax rate for 1994 and for the three months ended January 31, 1994 and 1995 differs from the federal statutory rate of 34% primarily because of state income taxes.

9. MAJOR CUSTOMER

     In 1993 a major customer accounted for 13% of sales. The Company's major customer in 1994 accounted for 18% of sales. During 1993 and 1994, a company in which the principal shareholder of Neuromed holds a minority interest accounted for 18% and 7% of sales, respectively.

10. SUBSEQUENT EVENT

     On March 31, 1995, the sale of all the capital stock of the Company to Quest Medical, Inc. was closed. Pursuant to the agreement, all of the cash on hand at that date was distributed to the principal shareholder of the Company. Also pursuant to such closing, the agreement by Neuromed to pay certain research and development expenses for an affiliated company was terminated and the deferred compensation described in Note 4 was cancelled.

                      QUEST MEDICAL, INC. AND SUBSIDIARIES

            PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1994
                                  (UNAUDITED)

                                             QUEST        NEUROMED,     PRO FORMA        PRO FORMA
                                         MEDICAL, INC.      INC.       ADJUSTMENTS        COMBINED
                                         -------------    ---------    -----------       ----------
Net revenue............................   $ 13,999,165   $8,044,353    $        --       $22,043,518
Cost of revenue........................      7,617,932    1,932,763        145,603 (1)     9,867,828
                                                                           (29,400)(2)
                                                                           (27,300)(3)
                                                                           228,230 (4)
                                          ------------   ----------    -----------       -----------
     Gross Profit......................      6,381,233    6,111,590       (317,133)       12,175,690
                                          ------------   ----------    -----------       -----------
Operating Expenses:
  General and administrative...........      3,063,296    1,448,256                        4,856,654
                                                                           545,434 (5)
                                                                           184,000 (6)
                                                                          (112,032)(7)
                                                                           (51,500)(8)
                                                                          (220,800)(3)
  Marketing............................      1,913,793    1,968,342       (824,290)(9)     3,002,845
                                                                           (55,000)(3)
  Research and development.............      3,542,193    1,713,316       (184,800)(3)     4,402,658
                                                                          (668,051)(8)
                                          ------------   ----------    -----------       -----------
                                             8,519,282    5,129,914     (1,387,039)       12,262,157
                                          ------------   ----------    -----------       -----------
     Earnings (loss) from operations...     (2,138,049)     981,676      1,069,906           (86,467)
                                          ------------   ----------    -----------       -----------
Other income (expense):
  Gain on sale of marketable
     securities........................        464,113           --             --           464,113
  Interest expense.....................       (569,428)          --     (1,378,094)(10)   (2,039,909)
                                                                           (92,387)(11)
  Interest income and other............        524,171      (17,889)            --           506,282
                                          ------------   ----------    -----------       -----------
                                               418,856      (17,889)    (1,470,481)       (1,069,514)
                                          ------------   ----------    -----------       -----------
     Earnings (loss) before income
       taxes and cumulative effect of
       change in accounting
       principle.......................     (1,719,193)     963,787       (400,575)       (1,155,981)
Income taxes...........................             --      383,765       (319,691)(12)       64,074
                                          ------------   ----------    -----------       -----------
     Earnings (loss) before cumulative
       effect of change in accounting
       principle.......................   $ (1,719,193)  $  580,022    $   (80,884)      $(1,220,055)
                                          ============   ==========    ===========       ===========
Loss before cumulative effect of change
  in accounting principle per share....   $      (0.33)                                  $     (0.20)
                                          ============                                   ===========
Weighted average common shares
  outstanding..........................      5,256,683                     833,333         6,090,016
                                          ============                 ===========       ===========

                      QUEST MEDICAL, INC. AND SUBSIDIARIES

            PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                         SIX MONTHS ENDED JUNE 30, 1995
                                  (UNAUDITED)


                                           QUEST         NEUROMED,      PRO FORMA         PRO FORMA
                                       MEDICAL, INC.      INC.         ADJUSTMENTS        COMBINED
                                       -------------    ----------     -----------       -----------
Net revenue..........................  $ 11,303,134     $2,407,299    $        --        $13,710,433
Cost of revenue......................     4,910,490        577,063         48,115 (1)      5,334,352
                                                                         (193,966)(4)
                                                                           (7,350)(2)
                                       ------------     ----------    -----------        -----------
     Gross Profit....................     6,392,644      1,830,236        153,201          8,376,081
                                       ------------     ----------    -----------        -----------
Operating Expenses:
  General and administrative.........     1,917,753        434,957        136,358 (5)      2,308,268
                                                                           46,000 (6)
                                                                         (226,800)(3)
  Marketing..........................     1,593,570        618,643       (265,345)(9)      1,923,358
                                                                          (23,510)(3)
  Research and development...........     2,493,643        296,182        (61,447)(8)      2,728,378
  Non-recurring charge...............    10,500,000             --    (10,500,000)(13)            --
                                       ------------     ----------    -----------        -----------
                                         16,504,966      1,349,782    (10,894,744)         6,960,004
                                       ------------     ----------    -----------        -----------
     Earnings (loss) from
       operations....................   (10,112,322)       480,454     11,047,945          1,416,077
                                       ------------     ----------    -----------        -----------
Other income (expense):
  Gain on sale of marketable
     securities......................        12,031           --             --               12,031
  Interest expense...................      (730,971)        (7,500)      (257,255)(10)    (1,018,823)
                                                                          (23,097)(11)
  Interest income and other..........       217,956         47,387             --            265,343
                                       ------------     ----------    -----------        -----------
                                           (500,984)        39,887       (280,352)          (741,449)
                                       ------------     ----------    -----------        -----------
     Earnings (loss) before income
       taxes.........................   (10,613,306)       520,341     10,767,593            674,628
Income taxes.........................             --       207,096         22,278(12)        229,374
                                       ------------     ----------    -----------        -----------
     Net earnings (loss).............  $(10,613,306)    $  313,245    $10,745,315        $   445,254
                                       ============     ==========    ===========        ===========
Net earnings (loss) per share........  $      (1.85)                                     $      0.07
                                       ============                                      ===========
Weighted average common and common
  equivalent shares outstanding......     5,738,825                     1,034,443          6,773,268
                                       ============                   ===========        ===========

                              QUEST MEDICAL, INC.

                          NOTES TO UNAUDITED PRO FORMA
                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

NOTE A. BASIS OF PRESENTATION

     On March 31, 1995, pursuant to the terms of an Agreement for the Purchase and Sale of all of the Issued Capital Stock of Neuromed, Inc. between Quest Medical, Inc. ("the Company") and Mr. William Borkan dated February 10, 1995, the Company acquired all of the issued and outstanding stock of Neuromed, Inc. ("Neuromed"). In consideration for its purchase of the Neuromed capital stock, the Company paid $15,403,265 in cash and 833,333 shares of Quest common stock valued at $6,458,331. The Company may also be required to pay contingent consideration of up to $6 million over the next two years payable in January 1996 and January 1997, depending on sales of Neuromed's products reaching certain established objectives. The contingent considerations may be paid in a combination of cash and additional shares of Quest Common stock. In addition, the Company incurred $926,824 of acquisition-related expenses (including debt issuance cost). In connection with the acquisition of Neuromed, the Company entered into the First Amended and Restated Credit Agreement dated March 31, 1995 with NationsBank of Texas, N.A. (the "Loan Agreement"). The Loan Agreement provided the Company with $15 million in senior term financing, which was utilized to pay most of the cash portion of the Neuromed purchase price. The Loan Agreement also expanded the Company's existing $3 million working capital line of credit to $5 million. The acquisition has been accounted for using the purchase method of accounting.

     The pro forma condensed consolidated statements of operations for the year ended December 31, 1994 and the six months ended June 30, 1995 have been prepared as if the acquisition of Neuromed had occurred on January 1, 1994. The pro forma condensed consolidated statement of operations for the year ended December 31, 1994 combines the statement of operations of Quest Medical for the twelve months ended December 31, 1994 and the statement of income of Neuromed for the twelve months ended October 31, 1994. The pro forma condensed consolidated statement of operations for the six months ended June 30, 1995 combines the statement of operations of Quest Medical for the six months ended June 30, 1995 and the statement of income of Neuromed for the three months ended January 31, 1995.

     The unaudited pro forma condensed consolidated financial statements have been prepared based on estimates and assumptions deemed by the Company to be appropriate and do not purport to be indicative of the financial position or results of operations which would actually have been obtained had the acquisition occurred as presented in such statements or which may be obtained in the future. The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the financial statements of Neuromed, Inc. included elsewhere herein, the consolidated financial statements and related notes of the Company, included herein and in its Annual Report on Form 10-KSB for the year ended December 31, 1994 and the Company's Quarterly Report on Form 10-QSB for the quarterly and year-to-date periods ended June 30, 1995.

     See Note 2 to the Company's Consolidated Financial Statements included elsewhere herein for a description of additional "earn-out" consideration earned in July 1995 and amendments to the terms of the acquisition agreement. Because of the prospective nature of these items, no effect has been given in these pro forma financial statements.

NOTE B. PRO FORMA ADJUSTMENTS

     The accompanying unaudited pro forma condensed consolidated statements of operations reflect the following adjustments:

     (1) To adjust insurance expense resulting from increased products liability coverage on Neuromed products.

                              QUEST MEDICAL, INC.

                          NOTES TO UNAUDITED PRO FORMA
         CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS -- (CONTINUED)

     (2) To adjust depreciation expense related to leasehold improvements of Neuromed's facility which were revalued at acquisition.

     (3) Elimination of salary, benefit, and travel and entertainment expense for two ex-officers of Neuromed, Mr. William Borkan (former principal owner of Neuromed) and Mr. Burt Borkan, who were not retained as employees.

     (4) To record write-off in 1994 of manufacturing profits capitalized in inventory at acquisition of Neuromed and, for 1995, reversal of write-off included in the Company's historical results.

     (5) To record amortization expense for Neuromed intangible assets which are being amortized over estimated useful lives of 15 to 20 years computed on a straight line method. The preliminary purchase price allocation is subject to change when additional information concerning asset and liability valuations is obtained. Therefore, the final allocation will differ from the preliminary amounts recorded.

     (6) To adjust compensation expense resulting from a change in compensation program for key Neuromed employees.

     (7) Elimination of deferred compensation program for Mr. William Borkan, which has been terminated.

     (8) Elimination of expenses pursuant to agreements obligating Neuromed to pay certain research and development expenses for affiliated companies, which has been terminated.

     (9) Elimination of royalty expense under an agreement between Mr. William Borkan and Neuromed, which has been terminated.

     (10) To record interest expense for borrowings utilized to purchase Neuromed, Inc. Average interest rate of approximately 9.50% (LIBOR plus 300 basis points).

     (11) To record amortization expense for capitalized financing costs incurred in securing financing to consummate the Neuromed Acquisition.

     (12) To adjust income tax expense for the change in financial taxable income from the combination of Neuromed and Quest.

     (13) To eliminate material non-recurring charge related to purchased in-process research and development incurred in connection with the Neuromed Acquisition.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    No person is authorized in connection with any offering made hereby to give any information or to make any representation not contained herein and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or the Underwriters. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the Common Stock offered hereby, nor does it constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby to any person in any jurisdiction in which it is unlawful to make such an offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any date subsequent to the date hereof.

                          ---------------------------

                               TABLE OF CONTENTS


                                                           PAGE
                                                           ----
               Prospectus Summary.........................    3
               Risk Factors...............................    5
               The Company................................   10
               Use of Proceeds............................   10
               Price Range of Common Stock................   11
               Dividend Policy............................   11
               Capitalization.............................   12
               Selected Consolidated Financial Data.......   13
               Selected Pro Forma Financial Data..........   14
               Management's Discussion and Analysis of
                 Financial Condition and Results of
                 Operations...............................   16
               Business...................................   24
               Management.................................   39
               Certain Transactions.......................   44
               Principal and Selling Shareholders.........   45
               Description of Capital Stock...............   46
               Underwriting...............................   48
               Legal Matters..............................   49
               Experts....................................   50
               Additional Information.....................   50
               Index to Consolidated Financial
                 Statements...............................  F-1

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                2,600,000 SHARES

                                      LOGO

                                  COMMON STOCK

                          ---------------------------

                                   PROSPECTUS

                          ---------------------------

                     VECTOR SECURITIES INTERNATIONAL, INC.

                         RAUSCHER PIERCE REFSNES, INC.


                                            , 1995


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Consistent with the Texas Business Corporation Act, the Company's Articles of Incorporation include a provision limiting director liability to the Company or its shareholders for monetary damages arising from certain acts or omissions in the director's capacity as a director. In addition, the Company maintains insurance on behalf of its directors and executive officers insuring them against any liability asserted against them in their capacities as directors or officers or arising out of such status. See "Management -- Indemnification and Limitation of Liability."

     The Underwriting Agreement filed as Exhibit 1.1 hereto contains reciprocal agreements of indemnity between the Company, the Selling Shareholders and the Underwriters as to certain liabilities, including liabilities under the Securities Act and in certain circumstances provides for indemnification of the Company's directors and officers.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table indicates the estimated expenses to be incurred in connection with the Offering, all of which will be paid by the Company.


    Registration fee..........................................................  $ 13,533
    NASD fee..................................................................     4,425
    Accounting fees and expenses..............................................    77,000
    Legal fees and expenses...................................................   140,000
    Printing and engraving....................................................   120,000
    Transfer Agent's fees.....................................................     5,000
    Blue Sky fees and expenses (including counsel fees).......................    12,000
    Miscellaneous expenses....................................................    75,000
                                                                                --------
              Total...........................................................  $446,958
                                                                                ========



ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES.



     The following sets forth information as of November 6, 1995 regarding all sales of unregistered securities of the Registrant during the past three years. All such shares were exempt from registration under the Securities Act by reason of Section 4(2) of the Securities Act.


     On March 31, 1995, the Company issued 833,333 shares of Common Stock to Mr. William Borkan and Mr. Burt Borkan in connection with the Neuromed Acquisition. Concurrently with the closing of the Offering, the Company will issue the Borkans an additional 200,000 shares as additional "earn-out" consideration, which was earned in July 1995. See "Certain Transactions."

     In connection with this transaction, the Borkans were provided access to all relevant information regarding the Company and represented to the Company that they were "sophisticated" investors purchasing the shares for investment purposes only and with no view toward distribution.

ITEM 27. EXHIBITS.


      EXHIBIT
       NUMBER                                 DESCRIPTION OF EXHIBIT
-------------------- ------------------------------------------------------------------------
         1.1         -- Form of Underwriting Agreement**
         2.1         -- Agreement for the Purchase and Sale of All of the Issued Capital
                        Stock of Neuromed, Inc. dated February 10, 1995, between Quest
                        Medical, Inc. and William N. Borkan(1)
         2.2         -- Amendment Agreement dated March 17, 1995, between Quest Medical, Inc.
                        and William N. Borkan(1)
         2.3         -- Letter Agreement dated as of September 23, 1995 by and between Quest
                        Medical, Inc. and William N. Borkan*
         3.1         -- Articles of Incorporation, as amended*
         3.2         -- Bylaws(2)
         4.1         -- Rights Agreement between Quest Medical, Inc. and MTrust Corp., N.A.
                        as Rights Agent dated as of October 12, 1989*
         4.2         -- Amendment of Rights Agreement dated as of February 9, 1995, between
                        Quest Medical, Inc. and KeyCorp Shareholder Services, Inc. as Rights
                        Agent(1)
         5.1         -- Opinion of Hughes & Luce, L.L.P.*
        10.1         -- Quest Medical, Inc. 1979 Amended and Restated Employees Stock Option
                        Plan, as amended*
        10.2         -- Form of 1979 Employees Stock Option Agreement*
        10.3         -- Quest Medical, Inc. Directors Stock Option Plan, as amended*
        10.4         -- Form of Directors Stock Option Agreement(2)
        10.5         -- Quest Medical, Inc. 1987 Stock Option Plan*
        10.6         -- Form of 1987 Employee Stock Option Agreement*
        10.7         -- Quest Medical, Inc. 1995 Stock Option Plan*
        10.8         -- Form of 1995 Employee 1995 Stock Option Agreement*
        10.9         -- Form of Employment Agreement and Covenant Not to Compete, between the
                        Company and key employees(2)
        10.10        -- Sublease Agreement dated July 2, 1992, effective September 1, 1992, between the Company and Unistor Corporation(3)
        10.11        -- Promissory Note dated December 28, 1993, between Quest Medical, Inc.
                        and MetLife Capital Financial Corporation(4)
        10.12        -- Commercial Deed of Trust, Security Agreement and Assignment of Leases
                        and Rents and Fixture Filing dated December 28, 1993, between Quest
                        Medical, Inc. and MetLife Capital Financial Corporation(4)
        10.13        -- Term Promissory Note dated December 28, 1993, between Quest Medical,
                        Inc. and MetLife Capital Corporation(4)
        10.14        -- Loan and Security Agreement dated December 28, 1993, between Quest
                        Medical, Inc. and MetLife Capital Corporation(4)
        10.15        -- Supplemental Security Agreement Number One dated December 28, 1993, between Quest Medical, Inc. and MetLife Capital Corporation(4)
        10.16        -- First Amended and Restated Credit Agreement dated as of March 31,
                        1995 between Quest Medical, Inc. and NationsBank of Texas, N.A.(5)

      EXHIBIT
       NUMBER                                 DESCRIPTION OF EXHIBIT
-------------------- ------------------------------------------------------------------------
        10.17        -- Promissory Note (Facility A Note) in the original principal amount of
                        $5 million dated March 31, 1995(5)
        10.18        -- Promissory Note (Facility B Note) in the original principal amount of
                        $15 million dated March 31, 1995(5)
        10.19        -- Security Agreement dated as of March 31, 1995 between Quest Medical,
                        Inc. and NationsBank of Texas, N.A.(5)
        10.20        -- Security Agreement dated as of March 31, 1995 between Neuromed, Inc.
                        and NationsBank of Texas, N.A.(5)
        10.21        -- Intellectual Property Security Agreement and Assignment dated as of
                        March 31, 1995 between Quest Medical, Inc. and NationsBank of Texas,
                        N.A.(5)
        10.22        -- Intellectual Property Security Agreement and Assignment dated as of
                        March 31, 1995 between Neuromed, Inc. and NationsBank of Texas,
                        N.A.(5)
        10.23        -- License Agreement dated as of March 31, 1995 between Quest Medical,
                        Inc. and NationsBank of Texas, N.A.(5)
        10.24        -- License Agreement dated as of March 31, 1995 between Neuromed, Inc.
                        and NationsBank of Texas, N.A.(5)
        10.25        -- Guaranty of Neuromed, Inc. in favor of NationsBank of Texas, N.A.
                        under the First Amended and Restated Credit Agreement dated as of
                        March 31, 1995(5)
        10.26        -- Commitment Letter dated September 25, 1995 from NationsBank of Texas,
                        N.A. relating to the proposed working capital and acquisition lines of credit*
        11.1         -- Computation of Earnings Per Share*
        21.1         -- Subsidiaries*
        23.1         -- Consent of Hughes & Luce, L.L.P. (contained in Exhibit 5.1)*
        23.2         -- Consent of Ross, Clapp, Korn & Montgomery, L.L.P.**
        23.3         -- Consent of Independent Auditors**
        25.1         -- Powers of Attorney*


---------------


 *  Previously filed.



 ** Filed herewith.


(1) Filed as an Exhibit to the Report of the Company on Form 10-KSB for the year ended December 31, 1994, and incorporated herein by reference.

(2) Filed as an Exhibit to the Company's Registration Statement on Form S-18, Registration No. 2-71198-FW, and incorporated herein by reference.

(3) Filed as an Exhibit to the Report of the Company on Form 10-KSB for the year ended December 31, 1992, and incorporated herein by reference.

(4) Filed as an Exhibit to the Report of the Company on Form 10-KSB for the year ended December 31, 1993, and incorporated herein by reference.

(5) Filed as an Exhibit to the Report of the Company on Form 8-K dated April 13, 1995, and incorporated herein by reference.

ITEM 28. UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant by the Registrant pursuant to the underwriting agreements, the Company's Articles of Incorporation, Bylaws, Texas law or otherwise, the

Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     In accordance with the requirements of the Securities Act of 1993, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form SB-2 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Allen, State of Texas, on November 7, 1995.


                                           QUEST MEDICAL, INC.

                                           By:    /s/  THOMAS C. THOMPSON
                                                ------------------------------
                                                     Thomas C. Thompson,
                                                President and Chief Executive
                                                            Officer


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the Registration Statement on Form SB-2 has been signed below by the following persons on behalf of the Registrant in the capacities indicated on November 7, 1995.



                   SIGNATURE                                            TITLE
-----------------------------------------------    -----------------------------------------------
       /s/  THOMAS C. THOMPSON                     President and Chief Executive Officer and
-----------------------------------------------      Director (Principal Executive Officer)
            Thomas C. Thompson

       /s/  F. ROBERT MERRILL III                  Chief Financial Officer (Principal Financial
-----------------------------------------------      and Accounting Officer)
            F. Robert Merrill III

                       *                           Director
-----------------------------------------------
               Linton E. Barbee

                        *                          Director
-----------------------------------------------
            Robert C. Eberhart, Ph.D.

                        *                          Director
-----------------------------------------------
                   John A. Gula

                        *                          Director
-----------------------------------------------
                 Hugh M. Morrison

                        *                          Director
-----------------------------------------------
               Michael J. Torma, M.D.

*By         /s/  F. Robert Merrill III
-----------------------------------------------
    F. Robert Merrill III, Attorney-in-Fact

                               INDEX TO EXHIBITS


 EXHIBIT
  NUMBER                           DESCRIPTION OF EXHIBIT                             PAGE
---------- ----------------------------------------------------------------------  -----------
    1.1    -- Form of Underwriting Agreement**
    2.1    -- Agreement for the Purchase and Sale of All of the Issued Capital
              Stock of Neuromed, Inc. dated February 10, 1995, between Quest
              Medical, Inc. and William N. Borkan(1)
    2.2    -- Amendment Agreement dated March 17, 1995, between Quest Medical,
              Inc. and William N. Borkan(1)
    2.3    -- Letter Agreement dated as of September 23, 1995 by and between
              Quest Medical, Inc. and William N. Borkan*
    3.1    -- Articles of Incorporation, as amended*
    3.2    -- Bylaws(2)
    4.1    -- Rights Agreement between Quest Medical, Inc. and MTrust Corp., N.A.
              as Rights Agent dated as of October 12, 1989*
    4.2    -- Amendment of Rights Agreement dated as of February 9, 1995, between
              Quest Medical, Inc. and KeyCorp Shareholder Services, Inc. as
              Rights Agent(1)
    5.1    -- Opinion of Hughes & Luce, L.L.P.*
   10.1    -- Quest Medical, Inc. 1979 Amended and Restated Employees Stock
              Option Plan, as amended*
   10.2    -- Form of 1979 Employees Stock Option Agreement*
   10.3    -- Quest Medical, Inc. Directors Stock Option Plan, as amended*
   10.4    -- Form of Directors Stock Option Agreement(2)
   10.5    -- Quest Medical, Inc. 1987 Stock Option Plan*
   10.6    -- Form of 1987 Employee Stock Option Agreement*
   10.7    -- Quest Medical, Inc. 1995 Stock Option Plan*
   10.8    -- Form of 1995 Employee 1995 Stock Option Agreement*
   10.9    -- Form of Employment Agreement and Covenant Not to Compete, between the Company and key employees(2)
   10.10   -- Sublease Agreement dated July 2, 1992, effective September 1, 1992, between the Company and Unistor Corporation(3)
   10.11   -- Promissory Note dated December 28, 1993, between Quest Medical,
              Inc. and MetLife Capital Financial Corporation(4)
   10.12   -- Commercial Deed of Trust, Security Agreement and Assignment of
              Leases and Rents and Fixture Filing dated December 28, 1993, between Quest Medical, Inc. and MetLife Capital Financial
              Corporation(4)
   10.13   -- Term Promissory Note dated December 28, 1993, between Quest
              Medical, Inc. and MetLife Capital Corporation(4)
   10.14   -- Loan and Security Agreement dated December 28, 1993, between Quest
              Medical, Inc. and MetLife Capital Corporation(4)
   10.15   -- Supplemental Security Agreement Number One dated December 28, 1993, between Quest Medical, Inc. and MetLife Capital Corporation(4)
   10.16   -- First Amended and Restated Credit Agreement dated as of March 31,
              1995 between Quest Medical, Inc. and NationsBank of Texas, N.A.(5)

   EXHIBIT
   NUMBER                           DESCRIPTION OF EXHIBIT                             PAGE
 ---------- ----------------------------------------------------------------------  -----------
   10.17   -- Promissory Note (Facility A Note) in the original principal amount of $5 million dated March 31, 1995(5)
   10.18   -- Promissory Note (Facility B Note) in the original principal amount of $15 million dated March 31, 1995(5)
   10.19   -- Security Agreement dated as of March 31, 1995 between Quest
              Medical, Inc. and NationsBank of Texas, N.A.(5)
   10.20   -- Security Agreement dated as of March 31, 1995 between Neuromed,
              Inc. and NationsBank of Texas, N.A.(5)
   10.21   -- Intellectual Property Security Agreement and Assignment dated as of
              March 31, 1995 between Quest Medical, Inc. and NationsBank of
              Texas, N.A.(5)
   10.22   -- Intellectual Property Security Agreement and Assignment dated as of
              March 31, 1995 between Neuromed, Inc. and NationsBank of Texas,
              N.A.(5)
   10.23   -- License Agreement dated as of March 31, 1995 between Quest Medical,
              Inc. and NationsBank of Texas, N.A.(5)
   10.24   -- License Agreement dated as of March 31, 1995 between Neuromed, Inc.
              and NationsBank of Texas, N.A.(5)
   10.25   -- Guaranty of Neuromed, Inc. in favor of NationsBank of Texas, N.A.
              under the First Amended and Restated Credit Agreement dated as of
              March 31, 1995(5)
   10.26   -- Commitment Letter dated September 25, 1995 from NationsBank of
              Texas, N.A. relating to the proposed working capital and
              acquisition lines of credit*
   11.1    -- Computation of Earnings Per Share*
   21.1    -- Subsidiaries*
   23.1    -- Consent of Hughes & Luce, L.L.P. (contained in Exhibit 5.1)*
   23.2    -- Consent of Ross, Clapp, Korn & Montgomery, L.L.P.**
   23.3    -- Consent of Independent Auditors**
   25.1    -- Powers of Attorney*


---------------


 *  Previously filed.



 ** Filed herewith.


(1) Filed as an Exhibit to the Report of the Company on Form 10-KSB for the year ended December 31, 1994, and incorporated herein by reference.

(2) Filed as an Exhibit to the Company's Registration Statement on Form S-18, Registration No. 2-71198-FW, and incorporated herein by reference.

(3) Filed as an Exhibit to the Report of the Company on Form 10-KSB for the year ended December 31, 1992, and incorporated herein by reference.

(4) Filed as an Exhibit to the Report of the Company on Form 10-KSB for the year ended December 31, 1993, and incorporated herein by reference.

(5) Filed as an Exhibit to the Report of the Company on Form 8-K dated April 13, 1995, and incorporated herein by reference.